BANCO RIO [GRAPHIC OMITTED]





              Financial statements as of December 31, 2002 and 2001 together with Auditor's report and Statutory Audit Committee's report

AUDITOR'S REPORT


English translation of the report originally issued in Spanish - See note 19 to the Financial Statements

To the Chairman and Directors of
BANCO RIO DE LA PLATA S.A.
Bartolome Mitre 480
Ciudad Autonoma de Buenos Aires
-------------------------------



1. We have audited the accompanying balance sheet of BANCO RIO DE LA PLATA S.A. (a bank organized under Argentine Legislation) as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the fiscal year then ended, with their notes 1 to 19 and exhibits "A" through "N".

     We have also audited the consolidated balance sheet of BANCO RIO DE LA PLATA S.A. with its subsidiaries (as explained in detail in note 1 to such consolidated balance sheet) as of December 31, 2002 and the related consolidated statements of income and cash flows for the fiscal year then ended, with their notes 1 to 3 and its exhibit 1, shown as supplementary information.

     The preparation and issuance of such financial statements is the responsibility of the Bank`s Management, in the exercise of their exclusive duties. Our responsibility consists in issuing a report on such financial statements, based on our audit performed with the scope mentioned in paragraph 2.

2. Our audit was made in accordance with generally accepted auditing standards in the Argentine Republic including, accordingly, selective evidence of the accounting documentation and other auditing procedures we considered necessary under the circumstances, which include those established by the Central Bank of the Argentine Republic (B.C.R.A.).

     These standards require that the auditor should plan and perform the audit to form an opinion about the fairness of the significant information included in the financial statements considered as a whole, prepared in accordance with the generally accepted professional accounting standards in force in the Argentine Republic and the B.C.R.A. An audit includes examining, on selective basis, the evidence which supports the included information in the financial statements, assessing the accounting standards used and, as part of theirs, the fairness of the significant estimates made by the Bank`s Management.

3. The audit of the individual financial statements of BANCO RIO DE LA PLATA S.A. and consolidated with its subsidiaries as of December 31, 2001 (opening balances), submitted for comparative purposes, was made by other professionals, who on April 26, 2002 issued their report, to which we referred to, and which included an abstention of opinion originated in significant uncertainties existing to that date, and which are mainly related to: (a) the recoverability of the book values of the national and provincial government securities held, the credit assistance granted to clients belonging to the Non-Financial Public and Private Sector and investments in other companies, and (b) the Bank's ability to continue operating as a going concern.

4. As explained in note 1.1. to the accompanying financial statements, as from the last quarter of the year 2001, the Argentine Republic has found itself immersed in a delicate economic context which led the Federal Government to take a series of measures, which mainly consisted in: a) the announcement of the default in paying the public debt, b) the devaluation of the Argentine peso, c) the mandatory conversion of certain assets and liabilities denominated in foreign currency into pesos, and d) the restriction on withdrawal of funds deposited in the financial entities. In addition, the economic crisis produced a significant increase in domestic prices, a significant deposit decrease in the financial entities and worsening in debtors' payment capacity. All these measures, added to the effects derived from the economic crisis, have significantly affected the financial system as a whole and, accordingly, the Bank and its subsidiaries have been affected too.

     As the date of issuance of this report, the Federal Government is currently analyzing the additional measures tending to lessen the crisis effects and solve the economy and financial system structural problems. As explained in note 1.2 to the accompanying financial statements, the Bank`s Management has, under accounting terms, recognized the impacts generated by these issues on the Bank`s equity and financial situation as of December 31, 2002, in accordance with the standards established by the B.C.R.A. and with its best estimates in those cases not specifically regulated as the date of issuance of this report by such oversight agency. As for the explained above, it is not possible to foresee the future evolution of the existing uncertainties to date and its potential effect on the Bank. The real future results could significantly differ from the estimates considered by the Management in the preparation of the accompanying financial statements, especially those referred to:

     a) the recoverability of the book values of government securities held and the credit assistance granted to the Non-Financial Public Sector, detailed in note 4 to the accompanying financial statements.

     b) the determination of the final compensation amount established by articles 28 and 29 of the Federal Executive Decree No 905/02 mentioned in note 1.2.a) to the accompanying financial statements, which is subject to the review by the B.C.R.A. and pending definite settlement, and on which other professionals issued the respective special report dated December 20, 2002.

     c) the determination and final receivable recoverability recorded under "Other receivables - Miscellaneous" and mentioned in note 1.2.c) to the accompanying financial statements, related to the difference which arises from the comparison of the accrued adjustments as of December 31, 2002 on certain loans, considering the

          Coeficiente de Variacion del Salario (CVS - Salary Variation Coefficient) and the Coeficiente de Estabilizacion de Referencia (Benchmark Stabilization Coefficient).

     d) the determination and final receivable recoverability recorded under "Other receivables - Miscellaneous" and mentioned in note 1.2.e) to the accompanying financial statements, related to the differences between the amounts paid following court orders issued under constitutional protection actions concerning deposits made in US dollars, whether actually paid out in US dollars or in a equivalent amount of Argentine pesos at the freely floating exchange rate, and the rescheduled balance of the respective deposits (switched at the exchange rate of US$ 1 = ARS 1.4, and adjusted by the Coeficiente de Estabilizacion de Referencia (CER - Benchmark Stabilization Coefficient -)).

     e) the B.C.R.A.'s approval concerning the required facilities before such oversight agency, with regard to the minimum cash technical relation, in accordance with what has been mentioned in note 1.2.f) to the accompanying financial statements.

     Therefore, the accompanying financial statements as of December 31, 2002 do not include any adjustment which could result in these uncertainties, and must be read taking into account the issues previously mentioned. The related effects shall have to be accounted, if existing, in the financial statements only when known and quantifiable.

5. As explained in note 6 to the accompanying financial statements, as of December 31, 2002, the Bank valued a portion of its portfolio of government securities, guaranteed loans to the Non-Financial Public Sector and the compensation established by articles 28 and 29 of the Federal Executive Decree No 905/02, applying criteria that are in conformity with B.C.R.A. standards, but depart from generally accepted professional accounting standards in force in the Ciudad Autonoma de Buenos Aires, Argentine Republic. The effects of applying such criteria on stockholders' equity as of December 31, 2002 and net income(loss) for the fiscal year then ended are disclosed in the above-mentioned note.

6. Owing to the highly significant effect that on the financial statements mentioned in paragraph 1 the uncertainties detailed in paragraph 4 have as the date of issuance of this report, we are not in a position to express and, accordingly, we do not express an opinion on the individual financial statements of BANCO RIO DE LA PLATA S.A. and consolidated with its subsidiaries as of December 31, 2002, considered as a whole.

7. In compliance with effective legal rules and Buenos Aires Stock Exchange`s regulations, please note that:

     a) The financial statements mentioned in paragraph 1 have been entered into the inventories and financial statements books.

     b) The figures of the individual financial statements of BANCO RIO DE LA PLATA S.A. mentioned in paragraph 1 of this report, arise from the accounting records kept, in all formal aspects, pursuant to effective legal provisions and BCRA standards.

     c) According to what arises from the Bank's accounting records kept, as of December 31, 2002, the amount payable accrued in employer and employee contributions to the Integrated Retirement and Pension System, totals $2,785,320 and was not due as of such date.

Ciudad Autonoma de Buenos Aires,
       February 20, 2003



                DELOITTE & Co. S.R.L.
     (Commercial Society Record C.P.C.E.C.A.B.A.
                   Vol. 1 - Fo. 3)




                    ALBERTO BANDE
                       Partner
         Certified Public Accountant U.B.A.
         C.P.C.E.C.A.B.A. Vol. 43 - Fo. 114

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107



                                                  BALANCE SHEETS
                                        AS OF DECEMBER 31, 2002 AND 2001
                    (Translation of financial statements originally issued in Spanish - See note 19)
                                         - Stated in thousands of pesos -


----------------------------------------------------------------------------------------------------------
               ASSETS                                                                2002        2001
----------------------------------------------------------------------------------------------------------
A.       CASH AND DUE FROM BANKS                                                    1,108,681   2,792,708
----------------------------------------------------------------------------------------------------------
          - Cash                                                                      191,337     546,883
          - Banks and correspondents                                                  917,344   2,245,825

----------------------------------------------------------------------------------------------------------
B.       GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)                              3,227,305     964,979
----------------------------------------------------------------------------------------------------------
          - Holdings in investment accounts                                         3,107,021     390,567
          - Holdings for trading                                                       29,295       6,564
          - Unlisted government securities                                             89,369     549,053
          - Investments in listed private securities                                    1,620      18,795

----------------------------------------------------------------------------------------------------------
C.       LOANS (Exhibits B, C and D)                                                6,333,878  13,011,431
----------------------------------------------------------------------------------------------------------
          - To the nonfinancial public sector                                       3,849,003   4,309,247
          - To the financial sector                                                   103,021     297,312
          - To the private nonfinancial sector and foreign residents:               3,123,704   8,891,272
                 - Overdraft                                                          860,587   2,891,583
                 - Promissory notes                                                   696,023   1,692,315
                 - Real estate mortgage                                               903,627   2,541,376
                 - Collateral loans                                                    66,217     316,286
                 - Consumer                                                            84,720     445,453
                 - Credit Cards                                                       160,336     661,384
                 - Other                                                              164,009     200,442
                 - Accrued interest, adjustments and price differences receivable     193,091     183,417
                 - Unapplied collections                                               (3,887)     (1,083)
                 - Unearned discount                                                   (1,019)    (39,901)
             Less: Allowances (Exhibit J)                                            (741,850)   (486,400)

----------------------------------------------------------------------------------------------------------
D.       OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS                              2,467,820   1,868,137
----------------------------------------------------------------------------------------------------------
          - Central Bank of the Argentine Republic                                    106,369     256,126
          - Receivables on spot and forward transactions                               42,988     776,692
          - Securities and foreign exchange receivable on spot and forward
              purchases                                                                 5,837     277,794
          - Premiums on options purchased                                                 ---       2,238
          - Unlisted corporate bonds (Exhibits B, C and D)                            682,411     426,242
          - Other not included in debtor rating standards (Note 7.a))               1,762,872     120,419
          - Other included in debtor rating standards (Exhibits B, C and D)             7,944      17,640
          - Accrued interest and adjustments receivable included in debtor
              rating standards (Exhibits B, C and D)                                       12       2,426
            Less: Allowances (Exhibit J)                                             (140,613)    (11,440)

----------------------------------------------------------------------------------------------------------
E.       ASSETS COVERED BY FINANCING LEASES                                            49,150     140,034
----------------------------------------------------------------------------------------------------------
          - Assets covered by financing leases ( Exhibits B, C and D )                 52,976     147,156
             Less: Allowances (Exhibit J)                                              (3,826)     (7,122)

----------------------------------------------------------------------------------------------------------
F.       INVESTMENTS IN OTHER COMPANIES (Exhibit E)                                   107,604     555,670
----------------------------------------------------------------------------------------------------------
          - Banking                                                                     4,337     397,061
          - Others                                                                    103,508     159,134
             Less: Allowances (Exhibit J)                                                (241)       (525)

----------------------------------------------------------------------------------------------------------
G.       OTHER RECEIVABLES                                                          1,042,356     314,239
----------------------------------------------------------------------------------------------------------
          - Debtors by assets sales (Exhibits B, C and D)                                 925         ---
          - Other (Note 7.b) )                                                      1,048,837     324,605
          - Other accrued interest and adjustments receivable                             272         939
             Less: Allowances (Exhibit J)                                              (7,678)    (11,305)

----------------------------------------------------------------------------------------------------------
H.       BANK PREMISES AND EQUIPMENT (Exhibit F)                                      640,545     693,703
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
I.       OTHER ASSETS (Exhibit F)                                                      23,697      53,215
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
J.       INTANGIBLE ASSETS (Exhibit G)                                                 42,035      77,825
----------------------------------------------------------------------------------------------------------
          - Goodwill                                                                      ---         944
          - Organizations and development expenses                                     42,035      76,881

----------------------------------------------------------------------------------------------------------
K.       SUSPENSE ITEMS                                                                 8,770       1,368
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

            TOTAL ASSETS                                                           15,051,841  20,473,309

----------------------------------------------------------------------------------------------------------



           ENRIQUE CRISTOFANI              NORBERTO RODRIGUEZ                     Signed for identification purposes
      Chairman and General Manager   Controller and Administration Manager        with our report dated 02-20-2003
                                                                                         DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                  C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                         ARNALDO L. GOMEZ YICHE                             ALBERTO BANDE
                                            Chief Accountant                                 Partner
                                                                                  Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vo1. 43, Fo. 114
                                                                                  and for the Statutory Audit Committee


Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107


---------------------------------------------------------------------------------------------------------------------------------
                LIABILITIES                                                                             2002           2001
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
 L.       DEPOSITS (Exhibits H and I)                                                                   5,965,790     12,669,687
---------------------------------------------------------------------------------------------------------------------------------
          - Nonfinancial public sector                                                                      4,224         17,856
          - Financial sector                                                                               21,524         11,627
          - Private nonfinancial sector and foreign residents:                                          5,940,042     12,640,204
                  - Checking accounts                                                                   1,491,146      2,627,589
                  - Savings accounts                                                                      562,607      4,040,112
                  - Certificates of deposits                                                            1,786,952      4,358,357
                  - Investments accounts                                                                       19      1,013,683
                  - Other (Note 7.c))                                                                   1,554,848        502,869
                  - Accrued interest, adjustments and price differences payable                           544,470         97,594

---------------------------------------------------------------------------------------------------------------------------------
 M.       OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS (Exhibits I)                                    7,042,456      5,105,153
---------------------------------------------------------------------------------------------------------------------------------
          - Central Bank of the Argentine Republic - Other                                              1,367,794          1,377
          - Banks and international organizations (Note 7.d))                                           1,969,269      1,314,282
          - Unsubordinated corporate bonds                                                              3,220,802      2,247,588
          - Amounts payable on spot and forward purchases                                                   3,709        285,729
          - Securities and foreign currency payable on spot and forward sales                             111,078        743,136
          - Premiums on options sold                                                                          ---             33
          - Financing from local financial institutions                                                    53,200        101,430
          - Other                                                                                         228,397        373,319
          - Accrued interest, adjustments and price differences payable                                    88,207         38,259

---------------------------------------------------------------------------------------------------------------------------------
 N.       OTHER LIABILITIES                                                                               195,833        271,063
---------------------------------------------------------------------------------------------------------------------------------
          - Dividends payable                                                                               1,530          3,430
          - Other (Note 7.e))                                                                             194,303        267,633

---------------------------------------------------------------------------------------------------------------------------------
 O.       CONTINGENT LIABILITIES (Exhibit J)                                                               64,754        103,517
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
 P.       SUSPENSE ITEMS                                                                                    6,038         10,523
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
 Q.       SUBORDINATE CORPORATE BONDS (Note 1.2.f))                                                       551,171            ---
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
             TOTAL LIABILITIES                                                                         13,826,042     18,159,943
--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
          STOCKHOLDERS'EQUITY (as per respective statement)                                             1,225,799      2,313,366
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY                                                              15,051,841     20,473,309
---------------------------------------------------------------------------------------------------------------------------------



         ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                           Signed for identification purposes
    Chairman and General Manager       Controller and Administration Manager                 with our report dated 02-20-2003
                                                                                                    DELOITTE & Co. S.R.L.
                                                                                                 (Commercial Society Record
                                                                                             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                              ARNALDO L. GOMEZ YICHE                                   ALBERTO BANDE
                                                 Chief Accountant                                         Partner
                                                                                             Certified Public Accountant U.B.A.
                                                                                             C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                             and for the Statutory Audit Committee



Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107



---------------------------------------------------------------------------------------------------------------------------------
                                                      MEMORANDUM ACCOUNTS                               2002           2001
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
          DEBIT BALANCES                                                                               26,919,272     32,335,808
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                   ------------------------------
          CONTINGENCIES                                                                                 7,229,707      9,551,547
                                                                                                   ------------------------------
          - Credit lines taken (unused portion)                                                            36,993            ---
          - Guarantees received                                                                         5,009,571      7,602,895
          - Other not included in debtor rating standards                                                 908,010        653,822
          - Contra to contingency account debit balances                                                1,275,133      1,294,830

                                                                                                   ------------------------------
          CONTROL ACCOUNTS                                                                             19,457,723     21,891,082
                                                                                                   ------------------------------
          - Loans classified as irrecoverable                                                             660,172      1,237,148
          - Other (Note 7.f) )                                                                         18,607,521     20,351,141
          - Contra to control account debit balances                                                      190,030        302,793

                                                                                                   ------------------------------
          DERIVATIVE ACCOUNTS (Note 13)                                                                   168,799        825,426
                                                                                                   ------------------------------
          - "Notional" value of call options purchased                                                        ---            791
          - "Notional" value of put options purchased                                                      64,118         95,201
          - Other                                                                                          77,936        486,389
          - Contra to derivatives account debit balances                                                   26,745        243,045

                                                                                                   ------------------------------
          FIDUCIARY ACCOUNTS                                                                               63,043         67,753
                                                                                                   ------------------------------
          - Trust funds                                                                                    63,043         67,753

---------------------------------------------------------------------------------------------------------------------------------
         CREDIT BALANCES                                                                               26,919,272     32,335,808
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                   ------------------------------
          CONTINGENCIES                                                                                 7,229,707      9,551,547
                                                                                                   ------------------------------
          - Agreed-upon credits (unused balances) included in debtor rating                               275,160        820,897
            standards (Exhibits B, C and D)                                                               511,839            ---
          - Guarantees committed to the B.C.R.A.                                                          193,688        229,003
          - Other guarantees included in debtor rating standards (Exhibit B, C and D)                   5,954,574      8,256,717
          - Other included in debtor rating standards (Exhibit B, C and D)
          - Contra to contingency account credit balances                                          ------------------------------
                                                                                                       19,457,723     21,891,082
          CONTROL ACCOUNTS                                                                         ------------------------------
          - Checks to be credited                                                                         153,633        486,223
          - Other                                                                                          36,397          5,496
          - Contra to control account credit balances                                                  19,267,693     21,399,363

                                                                                                   ------------------------------
          DERIVATIVE ACCOUNTS (Note 13 and 14)                                                            168,799        825,426
                                                                                                   ------------------------------
          - "Notional" value of call options sold                                                          26,745         25,105
          - "Notional" value of put options sold                                                              ---        217,940
          - Contra to derivatives account credit balances                                                 142,054        582,381

                                                                                                   ------------------------------
          FIDUCIARY ACCOUNTS                                                                               63,043         67,753
                                                                                                   ------------------------------
          - Contra to fiduciary account credit balances                                                    63,043         67,753

---------------------------------------------------------------------------------------------------------------------------------


Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.



                                                                                           Signed for identification purposes
                                                                                            with our report dated 02-20-2003
                                                                                                  DELOITTE & Co. S.R.L.
                                                                                                (Commercial Society Record
                                                                                            C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                             ARNALDO L. GOMEZ YICHE                                    ALBERTO BANDE
                                                Chief Accountant                                          Partner
                                                                                            Certified Public Accountant U.B.A.
                                                                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                            and for the Statutory Audit Committee



Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107


                                    STATEMENT OF INCOME
                            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                       PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
          (Translation of financial statements originally issued in Spanish - See note 19)
                                - Stated in thousands of pesos -

---------------------------------------------------------------------------------------------
                                                                       2002          2001
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
A.       FINANCIAL INCOME                                            3,590,337     2,457,290
---------------------------------------------------------------------------------------------
         - Interest on cash and due from banks                          42,086        59,912
         - Interest on loans to the financial sector                     3,802        43,285
         - Overdraft interest                                          266,917       602,399
         - Interest on promissory notes                                190,256       766,209
         - Interest on real estate mortgage loans                      189,785       315,319
         - Interest on collateral loans                                 19,703        52,657
         - Credit card interest                                         60,465       126,399
         - Interest on other loans                                      43,696       129,677
         - Interest on other receivables from financial transactions    14,088        12,656
         - Net income on government and private securities             481,805        56,983
         - Income on guaranteed loans - Decree 1387/01                  93,691        40,607
         - Adjustments for C.E.R. Clause                             1,624,500           ---
         - Other                                                       559,543       251,187

---------------------------------------------------------------------------------------------
B. FINANCIAL EXPENSE                                                (2,635,778)   (1,443,248)
---------------------------------------------------------------------------------------------
         - Interest on checking accounts                              (238,941)      (27,192)
         - Interest on savings deposits                                (16,198)      (50,689)
         - Interest on certificates of deposits                       (403,940)     (846,799)
         - Interest on financial sector's financing                     (5,536)       (9,751)
         - Interest on other liabilities from financial transactions  (439,964)     (303,931)
         - Other interest                                             (107,940)      (47,847)
         - Net expense from options                                     (2,618)       (5,967)
         - Adjustments for C.E.R. Clause                            (1,336,131)          ---
         - Other                                                       (84,510)     (151,072)

---------------------------------------------------------------------------------------------
         GROSS MARGIN ON FINANCIAL TRANSACTIONS                        954,559     1,014,042
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
C. PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES FROM
   FINANCIAL TRANSACTIONS                                           (1,248,487)     (575,097)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
D.       SERVICE CHARGE INCOME                                         360,586       716,846
---------------------------------------------------------------------------------------------
         - Related to assets                                            38,212        85,237
         - Related to liabilities                                      155,011       253,295
         - Other commissions                                            17,711        75,379
         - Other (Note 7.g) )                                          149,652       302,935

---------------------------------------------------------------------------------------------
E.       SERVICE CHARGE EXPENSE                                        (62,208)     (137,168)
---------------------------------------------------------------------------------------------
         - Commissions                                                 (40,061)      (91,679)
         - Other (Note 7.h) )                                          (22,147)      (45,489)

---------------------------------------------------------------------------------------------
F.       MONETARY LOSS FOR FINANCIAL TRANSACTIONS                   (1,123,374)          ---
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
G. OPERATING EXPENSES                                                 (681,975)   (1,083,870)
---------------------------------------------------------------------------------------------
         - Personnel expenses                                         (370,200)     (601,468)
         - Directors' and statutory auditors' fees                        (164)         (734)
         - Other fees                                                  (25,954)      (31,682)
         - Advertising and publicity                                   (19,718)      (42,564)
         - Taxes                                                       (23,188)      (31,854)
         - Other operating expense (Note 7.i) )                       (200,719)     (292,646)
         - Other                                                       (42,032)      (82,922)

---------------------------------------------------------------------------------------------
H.       MONETARY LOSS FOR OPERATING EXPENSES                           (2,059)          ---
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
         NET LOSS ON FINANCIAL TRANSACTIONS                         (1,802,958)      (65,247)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
I.       OTHER INCOME                                                  146,344       154,465
---------------------------------------------------------------------------------------------
         - Income from long-term investments in other companies            ---        29,010
         - Punitive interest                                             5,621         6,357
         - Receivables recovered and allowances restored to income      93,128        95,961
         - Adjustments for C.E.R. Clause                                    51        ---
         - Other (Note 7.j))                                            47,544        23,137

---------------------------------------------------------------------------------------------
J.       OTHER EXPENSE                                                (131,432)     (111,465)
---------------------------------------------------------------------------------------------
         - Loss from long-term investments in other companies           (1,692)          ---
         - Punitive interest and charges payable to the B.C.R.A            (83)         (185)
         - Allowances for doubtful accounts and other allowances       (89,847)      (51,475)
         - Other (Note 7.k) )                                          (39,810)      (59,805)

---------------------------------------------------------------------------------------------
K.       MONETARY LOSS FOR OTHER OPERATIONS                           (167,028)          ---
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
         NET INCOME BEFORE INCOME TAX - (LOSS)                      (1,955,074)      (22,247)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
L.       INCOME TAX                                                        ---           ---
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
         NET INCOME FOR THE FISCAL YEAR PRIOR TO
           THE ABSORPTION - (LOSS)                                  (1,955,074)       (22,247)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
         ABSORTION SUBJECT TO THE APPROVAL OF THE
           STOCKHOLDERS' MEETING                                       845,260           ---
---------------------------------------------------------------------------------------------
         - With unrealized valuation difference                        845,260           ---

                    NET INCOME FOR THE FISCAL YEAR
                       AFTER THE ABSORTION - (LOSS)                 (1,109,814)      (22,247)

---------------------------------------------------------------------------------------------


Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.



                                                                            Signed for identification purposes
    ENRIQUE CRISTOFANI                  NORBERTO RODRIGUEZ                    with our report dated 02-20-2003
Chairman and General Manager      Controller and Administration Manager           DELOITTE & Co. S.R.L.
                                                                               (Commercial Society Record
                                                                            C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                      ARNALDO L. GOMEZ YICHE                          ALBERTO BANDE
                                           Chief Accountant                                Partner
                                                                            Certified Public Accountant U.B.A.
                                                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                            and for the Statutory Audit Committee



Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107


                                                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                              PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
                             (Translation of financial statements originally issued in Spanish - See note 19)
                                                           -Stated in thousands of pesos-


-----------------------------------------------------------------------------------------------------------------------------

                                                                                ---------------------------------------------
                                                                                                NON          ADJUSTMENTS
                                                                                    CAPITAL  CAPITALIZED        TO
                  MOVEMENTS                                                          STOCK   SHARE ISSUE    STOCKHOLDERS'
                                                                                              PREMIUMS        EQUITY
-----------------------------------------------------------------------------------------------------------------------------
1. Balance at beginning of fiscal year (A)                                           346,742     392,047          679,311

2. Distribution of the unappropiated earninngs approbed by the Regular
   Shareholders' Meeting held on April 27, 2001, and by the Directory on June 19, 2001, agreed by the authorization of the Regular Shareholders'
   Meeting held on April 27, 2001:
   - Dividends in cash

3. Unrealized valuation differences as a consequence for the compensation of the net foreign currency position

4. Reimbursement of irrevocable contributions approved by the Board of Directors' Meeting held on November 16, 2001.

5. Net loss for the fiscal year

                                                                                ---------------------------------------------
6. Balance at the end of the fiscal year prior to the absorption                     346,742     392,047          679,311
                                                                                ---------------------------------------------

                                                                                ---------------------------------------------

7. Absorption subject to approval of Shareholders' Meeting:
   - with unrealized valuation difference:
          a) From unappropiated earnings
          b) From Income for the fiscal year

                                                                                ---------------------------------------------
8. Balance at end of the fiscal year after the absorption                            346,742     392,047          679,311
                                                                                =============================================
                                                                                                                       (1)
-----------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------------
                                                                                      2002
                                                                                ------------------------------------------
                                                                                                         UNREALIZED
                                                                                    EARNINGS              VALUATION
                  MOVEMENTS                                                         RESERVED              DIFFERENCE
                                                                                 LEGAL      OTHER
--------------------------------------------------------------------------------------------------------------------------
1. Balance at beginning of fiscal year (A)                                       730,258    187,255           ---

2. Distribution of the unappropiated earnings approved by the Regular
   Shareholders' Meeting held on April 27, 2001, and by the Directory on June 19, 2001, agreed by the authorization of the Regular Shareholders'
   Meeting held on April 27, 2001:
   - Dividends in cash

3. Unrealized valuation differences as a consequence for the compensation
    of the net foreign currency position                                                                      867,507

4. Reimbursement of irrevocable contributions approved by the Board of Directors' Meeting held on November 16, 2001.

5. Net loss for the fiscal year

                                                                                ------------------------------------------
6. Balance at the end of the fiscal year prior to the absorption                 730,258  187,255             867,507
                                                                                ------------------------------------------

                                                                                ------------------------------------------

7. Absorption subject to approval of Shareholders' Meeting:
   - with unrealized valuation difference:
          a) From unappropiated earnings                                                                      (22,247)
          b) From Income for the fiscal year                                                                 (845,260)

                                                                                ------------------------------------------
8. Balance at end of the fiscal year after the absorption                        730,258  187,255                 ---
                                                                                ==========================================
                                                                                               (2)
--------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          2001
                                                                                -----------------------------------------------

                                                                                 UNAPPROPRIATED
                  MOVEMENTS                                                         EARNINGS              TOTAL         TOTAL

-------------------------------------------------------------------------------------------------------------------------------
1. Balance at beginning of fiscal year (A)                                          (22,247)           2,313,366    2,919,633

2. Distribution of the unappropiated earnings approved by the Regular
   Shareholders' Meeting held on April 27, 2001, and by the Directory on
   June 19, 2001, agreed by the authorization of the Regular Shareholders'
   Meeting held on April 27, 2001:
   - Dividends in cash                                                                                               (501,203)

3. Unrealized valuation differences as a consequence for the compensation
    of the net foreign currency position                                                                 867,507

4. Reimbursement of irrevocable contributions approved by the Board of
   Directors' Meeting held on November 16, 2001.                                                                      (82,817)

5. Net loss for the fiscal year                                                  (1,955,074)          (1,955,074)     (22,247)

                                                                                -----------------------------------------------
6. Balance at the end of the fiscal year prior to the absorption                 (1,977,321)           1,225,799    2,313,366
                                                                                -----------------------------------------------

                                                                                -----------------------------------------------

7. Absorption subject to approval of Shareholders' Meeting: - with unrealized valuation difference:
          a) From unappropiated earnings                                             22,247
          b) From Income for the fiscal year                                        845,260

                                                                                -----------------------------------------------
8. Balance at end of the fiscal year after the absorption                        (1,109,814)           1,225,799    2,313,366
                                                                                ===============================================

-------------------------------------------------------------------------------------------------------------------------------


(A) The Balances at the begining of the fiscal year, expressed in historical pesos as of December 31, 2001, have been approved by the Regular and Special Shareholders' Meeting held on May 29, 2002.



    (1) Adjustments to Stockholders' Equity                                            (2) Earnings reserved - Other
        -----------------------------------                                                -------------------------
        Net Worth Adjustment Fund-Appraisal revaluation reserve        97,429            Mandatory reserves                 3,465
        Adjustment to Capital                                         581,882            Voluntary reserves               183,790
                                                                   ------------                                        ------------
                                                                        679,311                                             187,255
                                                                   ============                                        ============

Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.



                                                                                               Signed for identification purposes
                                                                                               with our report dated 02-20-2003
                                                                                                    DELOITTE & Co. S.R.L.
                                                                                                  (Commercial Society Record
                                                                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)


     ENRIQUE CRISTOFANI              NORBERTO RODRIGUEZ              ARNALDO L. GOMEZ YICHE               ALBERTO BANDE
Chairman and General Manager  Controller and Administration Manager     Chief Accountant                      Partner
                                                                                               Certified Public Accountant U.B.A.
                                                                                               C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                               and for the Statutory Audit Committee



Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107


                                                   STATEMENT OF CASH FLOWS
                                        FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                     PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
                       (Translation of financial statements originally issued in Spanish - See note 19)
                                           - Stated in thousands of pesos -

---------------------------------------------------------------------------------------------------------------------
                                                                                              2002          2001
                                                                                          ---------------------------
            CHANGES IN CASH

                                                                                          ---------------------------
     RESTATED CASH AND DUE FROM BANKS AT BEGINNING OF THE FISCAL YEAR                         2,792,708     2,357,216
                                                                                          ---------------------------

     (Decrease) / Increase in cash                                                           (1,684,027)      435,492

                                                                                          ---------------------------
     CASH AND DUE FROM BANKS AT END OF THE FISCAL YEAR                                        1,108,681     2,792,708
                                                                                          ---------------------------



       CAUSES OF CHANGES IN CASH

     Financial income collected                                                               1,959,350     2,389,940
     Service charge income collected                                                            359,727       716,619

     Less:
     Financial expense paid                                                                  (2,003,167)   (1,513,122)
     Service charge expense paid                                                                (65,361)     (126,508)
     Operating expense paid                                                                    (634,333)   (1,034,357)

                                                                                          ---------------------------
      CASH (USED IN) / PROVIDED BY RECURRING OPERATIONS                                        (383,784)      432,572
                                                                                          ---------------------------

     Other sources of cash:
          - Net decrease in government and private securities                                       ---     3,066,070
          - Net decrease in loans                                                             8,297,743       100,797
          - Net decrease in other receivables from financial transactions                     4,651,261     7,472,095
          - Net decrease in other assets                                                        196,318           ---
          - Other sources of cash                                                                99,364       144,604

                                                                                          ---------------------------
     OTHER CASH PROVIDED                                                                     13,244,686    10,783,566
                                                                                          ---------------------------

     Other uses of cash:
          - Net increase in government and private securities                                 1,184,794           ---
          - Net increase in other assets                                                            ---       296,519
          - Net decrease in deposits                                                          9,782,566     2,627,800
          - Net decrease in other liabilities from financial transactions                     2,241,377     7,221,682
          - Net decrease in other liabilities                                                   335,377        50,763
          - Reimbursement of irrevocable contributions                                              ---        82,817
          - Cash dividends paid                                                                     ---       500,200
          - Other uses of cash                                                                      638           865

                                                                                          ---------------------------
       TOTAL CASH USED                                                                       13,544,752    10,780,646
                                                                                          ---------------------------

       MONETAY LOSS GENERATED ON CASH AND DUE FROM BANKS                                     (1,000,177)          ---

                                                                                          ---------------------------
     (DECREASE) / INCREASE IN CASH                                                           (1,684,027)      435,492
                                                                                          ---------------------------

---------------------------------------------------------------------------------------------------------------------


Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.




                                                                                          Signed for identification purposes
          ENRIQUE CRISTOFANI                      NORBERTO RODRIGUEZ                      with our report dated 02-20-2003
     Chairman and General Manager       Controller and Administration Manager                DELOITTE & Co. S.R.L.
                                                                                           (Commercial Society Record
                                                                                          C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                ARNALDO L. GOMEZ YICHE                              ALBERTO BANDE
                                                   Chief Accountant                                      Partner
                                                                                          Certified Public Accountant U.B.A.
                                                                                          C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                          and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


1. MACROECONOMIC SITUATION, OF THE FINANCIAL SYSTEM AND THE BANK. SUBSEQUENT EVENTS TO THE FISCAL YEAR

     1.1. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES TO ECONOMIC LEGISLATION AND REGULATIONS

          The economic and financial situation in Argentina deteriorated unrelentingly over the last few months of 2001; this was basically reflected in an increase in sovereign risk, diminishing reserves, continuing fiscal imbalance, lower deposits in the financial system overall, deeply recession conditions with significant drops in both consumption and investment, decreased actual cash flows, difficulties to settle short-term debt and a deteriorating chain of payments.

          On November 1, 2001, the Federal Government announced a new economic plan, the main measures of which related to the comprehensive restructuring of public debt at lower interest rates, launching a plan to revive the economy, and other fiscal measures, while the convertibility law (whereby the Argentine peso was pegged at par with the US dollar) and the balanced-budget law were to remain in effect.

          Although the domestic phase of the national public-debt restructuring process pursuant to Decree No. 1387/01 was successful, a new crisis broke out on November 30, 2001, triggered by the loss of deposits out of the financial system, which led the Government to issue Decree No. 1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

          By the end of the year 2001, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, domestic and foreign, was declared.

          On January 6, 2002, National Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced deep changes to the economic framework effective until then and, particularly, amended the Convertibility Law (whereby the Argentine peso was pegged at par with the US dollar) which had been in effect since March 1991. In addition, Law No. 25.561 empowered the Federal Executive to issue additional monetary, financial and foreign exchange measures aimed at overcoming the economic crisis in the medium term. Among other measures, the abovementioned Law and the administrative order thereto provided:

          a) The switch into pesos of certain debts towards the financial sector originally denominated in US dollars and outstanding as of December 31, 2001, at the exchange rate of one Argentine peso
               (ARS) to each US dollar;

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          b) The switch into pesos of private contracts stipulated in US dollars or including indexation clauses, over a term of 180 days, at the exchange rate of ARS 1 to each US dollar;

          c) The switch into pesos at the exchange rate of ARS 1 to each US dollar of public utility rates priorly stipulated in US dollars, to be subsequently renegotiated on a case-by-case basis;

          d) The implementation of a new system levying duties on the export of oil and gas;

          e) Empowering the Federal Executive to establish compensatory measures to avoid imbalances in financial institutions that may result from the switch into pesos of certain receivables.

          f) The establishment of a dual exchange market, with an "officially-ruled" foreign exchange market (at an exchange rate of US$ 1=ARS 1.40) and another "free" exchange market (floating rate).

          The "switch into pesos" governmental system as of that date kept, in general terms, the financial system balance (since the imbalances generated by the asymmetrical exchange rates were low with reference to the total assets and liabilities of the financial system). The reaction of different sectors of the economy forced the Federal Government to apply significant changes to the original regulations, that emphasized the original asymmetry. In addition, the injunctions pursuant to constitutional protection actions that require deposits to be reimbursed, without rendering an opinion of the substance of the matter. Furthermore, the profound crisis which broke loose among the Nation powers due to the beginning of political trial to the judges from the Supreme Court of Justice deepened the economic crisis and the system.

          Subsequently, new rules (Decrees No. 214/02 and No. 410/02, among others) were issued that amended or supplemented existing rules and regulations. The main new measures were:

          a) The switch into pesos of all obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and public sectors' obligations to deliver sums to which foreign law is applicable;

          b) The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of ARS 1.4 to each US dollar, or its equivalent in other currencies;

          c) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies, whatever the amount or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

          d) The conversion into pesos of obligations to deliver monies, stipulated in US dollars or other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          e) The adjustment of all receivables and payables referred to in points (b) through (d) by applying a "Coeficiente de Estabilizacion de Referencia" (CER - Benchmark Stabilization Coefficient) that is to be published by the Central Bank of the Argentine Republic (BCRA) and, additionally, the application of a minimum set interest rate for deposits and a maximum set interest rate for loans. The CER is applicable as from the publication of Decree No. 214/02. Obligations of any nature or origin arising after the enactment of such Law No. 25,561, shall not be allowed to contain and shall not be subject to adjustment clauses;

          f) The issuance of a Bond to be borne by the Federal Treasury to compensate the imbalances in the financial system resulting from the exchange difference caused by the asymmetric conversion of deposits and payables into pesos with the financial system.

          Below are enumerated the main measures adopted by the Federal Government that were in effect as of filing date of these financial statements:

          a)   Relevant issues of the exchange system

               Decree No. 71/02 of the Federal Executive and Communique "A" 3425 of the BCRA established an "official-ruled" foreign exchange market, basically for exports and certain imports and financial transactions, and another "free" exchange market (floating rate) for all other transactions. The officially-ruled exchange rate was set at ARS 1.4 to each US dollar, while the exchange rate on the "free market" at close of business of January 11, 2002, (the first day the foreign exchange market reopened after being suspended since December 23, 2001), ranged from ARS 1.60 to ARS
               1.70 to each US dollars, selling price.

               Later, by Decree No. 260/02 of February 8, 2002, the Federal Executive established a single and free market through which all foreign exchange transactions are to be channeled as from the above-mentioned date. Foreign exchange transactions are to take place at freely agreed-upon rates, subject to certain requirements and to the regulations to be set by the BCRA.

               Foreign exchange transactions in the single and free market have, among others, the following characteristics:

               a) The exchange rate is determined by the free interplay of supply and demand. As of December 31, 2002, the selling exchange rate was US$ 1 = ARS 3.37 (while as the date of issuance of these financial statements, it was US$ 1 = ARS 3,19).

               b) Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

               c) Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               d) Foreign trade transactions are regulated by the B.C.R.A as regards previous agreement and settlement and term method, according to the kind of transaction.

               e) Those requirements regarding the registration of transactions and client identification and the respective information system, as well as the tax and money laundering prevention rules shall have to be complied with.

               f) Income and dividend payments abroad related to audited balance sheets shall be able to be carried out.

               g) In accordance with Communique "A" 3871, the maximum limit of the "Posicion General de Cambios" (FEP - Foreign Exchange Position) for the financial entities, basically made up of the foreign currency holding plus cash and due from banks in that currency within the country or abroad and foreign currency term transactions is equivalent to 8% of the computable equity Responsibility recorded as of November 30, 2001, with a minimum equivalent to US$1,000,000 for banking institutions.

          b) Compensation to Financial Institutions for the effects of devaluation and switch into pesos of certain assets and liabilities

               According to the provisions of Law No. 25,561 and of sections 2, 3 and 6 of Decree No. 214/02, as amended and supplemented, a significant portion of the assets and liabilities were switched into ARS. Sections 28 and 29 of Decree No. 905/02 of June 1, 2002, established a compensation for financial institutions.

               Under such sections, the Ministry of Economy will deliver Federal Government Bonds denominated in ARS and US dollars to the financial institutions as a full and final compensation, for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into ARS.

               The BCRA by Communiques "A" 3650 and "A" 3716, as supplemented, determined the compensation procedures as follows:

               a) The reference point considered was the Bank`s financial statements as of December 31, 2001, where the assets included the guaranteed loans to the Federal Government as mentioned in point c.1) below.

               b) The shareholders' equity resulting from the balance sheet mentioned in point a) was adjusted by applying the ARS 1,40 per US$ 1 exchange rate, or its equivalent in any other foreign currency with respect to the net foreign currency position.

               c) The amount to be compensated is the positive difference between the adjusted shareholders' equity determined on the basis of b) above and the shareholders' equity resulting from

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                    conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

               d) The compensation for each Financial Institution, determined in ARS, will be paid by delivering "2% Federal Government Bonds in Argentine pesos maturing in 2007".

               e) Financial Institutions will have the right to request the Bond swap mentioned in d) for "LIBOR 2012 Federal Government Banks denominated in US dollars " at the ARS 1.40 to USD 1 exchange rate, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

               f) The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in ARS received as a compensation. The subscription price of such will be ARS 140 to US$ 100, nominal value.

               g) For purposes of financing the subscription of Bonds referred to in f), the BCRA may grant advances to such Financial Institutions.

               Subsequently, the Federal Government and the B.C.R.A. issued different amended standards (Decrees No. 2167/02 and No 53/03, and Communiques "A" 3825 and "B" 7564, among others) which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of financial entities. As the date of issuance of these financial statements, the B.C.R.A. is under a review process concerning the determination of the compensation figures so as to make them valid.


          c)   Financial assistance to the public and private sectors

               c.1) Guaranteed loans - Decree No. 1387/01

                    On November 1, 2001, by Decree No. 1387/01, The Federal Executive instructed the Ministry of Economy to offer, under voluntary conditions, the swap of the federal and provincial public debt for guaranteed loans granted by the Federal Government or the Fiduciary Fund for Provincial Development, intending to obtain a reduction of the interest on the bonds swapped and the extension of amortization periods.

                    Decrees No.1387/01 and 1646/01 established the basic characteristics of such guaranteed loans. Additionally, Decree No. 471/02 provided, among other things, the conversion into Argentine pesos of all the obligations of the Federal, Provincial or Municipal public sector denominated in foreign currency, which are only subject to Argentine law at the ARS 1.40 to US$ 1 rate or equivalent in any other currency, and adjusted according the CER and the


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                    interest rate applicable to each type of public bond and guaranteed loan, based of its average life and the currency in which it was originally issued.

                    Subsequently, the Federal Executive issued Decree No. 644/02 establishing the steps to be followed by banks to accept the new conditions (conversion at the ARS 1.40 to US$ 1 rate, CER application and modification of the interest rate), for purposes of receiving principal and interest payments on guaranteed loans.

               c.2) Swap of provincial debt

                    On October 25, 2002 and November 12, 2002, the Ministry of Economy issued Resolutions No. 539/02 and No.611/02 respectively, which established in detail the procedure for swapping provincial debt. Such swap comprises the payables of the Provinces to financial institutions, provincial government securities, indirect payables of government-sector agencies and payables towards the Fiduciary Fund for Provincial Development. The procedure involves the issuance by the Fiduciary Fund for Provincial Development of a debt instrument with a 16-year term and a three-year grace period. Collection shall be secured by up to 15% of the federal revenue-sharing to be received by each province earmarked for covering its obligations. The debt instrument to be issued will have several possibilities of application; for example, it will be accepted as collateral to receive the BODEN that will, in turn, be delivered to depositors. In addition, they will be quoted on the Mercado Abierto Electronico (MAE-Open Electronic Market) and all stock exchanges and securities markets in Argentina.

                    By Resolutions No 539/02 and 611/02, dated October 25 and November 12, 2002 respectively, the Economy Ministry established the unified compensation system applicable to all payables included in the conversion system established by Decree No 1579/02 and fixed a term so as to those financial institutions who would have made offers to switch the provincial public debt in the frame of Article 25 of Decree No 1387/01 as supplemented, express their will to withdraw them.

                    Subsequently, on November 19, 2002, the Economy Ministry issued Resolution No 624/02, by which the provincial public debt eligible for the swap of such debt for bonds and guaranteed loans by the Fiduciary Fund for Provincial Development is established. As the date of issuance of these financial statements, the process of provincial debt swap has not been improved yet.

               c.3) Financial assistance to the private sector - Maximum rates

                    Decree No. 214/02 established that certain debts in US dollars or other foreign currency to the Financial System, regardless of their amount and nature, will be converted into Argentine pesos at the ARS 1 to US$ 1 or its equivalent in any other currency. Furthermore, as from February 3, 2002, the CER and a maximum interest rate determined by the BCRA in Communique "A" 3561 became applicable to such loans. Interest rates are determined on


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                    the basis of whether the lender is an entity or an individual and depending on the loan's guarantee, and the interest rate caps are 6% and 8%.

          d)   Amendment of the bankruptcy and insolvency law

                On January 30, 2002, the National Congress enacted Law No. 25,563 whereby it declared a state of productive and credit emergency originated in the Argentine crisis. Such emergency will extend until December 10, 2003. The law established, among other things:

               a) Suspension for 180 days as from the effective date of the law of all insolvency proceedings and court and out-of-court sales (included foreclosures and enforcement of security interests of any origin).

               b) Suspension for 180 days of any bankruptcy petition procedure. Subsequently, Law No. 25.640 of September 11, 2002, extended such term for 90 days.

                    Once the considered term in the legal order expired, such suspensions were voluntarily postponed until February 1, 2003 by the Asociacion de Bancos Publicos y Privados de la Republica Argentina (ABAPRA - Argentine Association of Government and Private owned Banks) and the Asociacion de Bancos de la Argentina (ABA - Argentine Bank Association). Finally, Decree No 204, dated February 4, 2003, established a voluntary conciliation procedure, by which the Legal Emergency Units were set up for a ninety-day term within the Department of Labor and Production. These units shall take part in the foreclosures at the request of either debtors or creditors.

               On the other hand, on May 15, 2002, the Federal Government enacted Law No. 25,589 on bankruptcy and insolvency proceedings introducing modifications to the above law. The main changes are:

               a) In 90 days or within the longer term determined by the court, the debtor will have an exclusivity period to submit proposals to reach a compromise with credits.

               b) In bankruptcy proceedings the reinstatement of "cram down", a mechanism whereby it is possible for creditors to take over the indebted companies.


          e)   CER application

               Receivables and payables denominated in foreign currency as of the enactment of Law No. 25,561 were converted into Argentine pesos at the ARS 1 to US$ 1 or ARS 1.40 to US$ 1, as applicable. Such receivables and payables are updated by application of the CER.

               Loans converted into ARS will be indexed on the basis of the CER under the above terms, plus a maximum interest rate established by the BCRA, except in the case of (i) loans granted to


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               individuals secured by a collateral constituting the single dwelling home; originally agreed up to the sum of US $250,000 or its equivalent in other currencies, (ii) personal loans, whether secured by a mortgage or not, originally agreed up to the amount of US $12,000, or its equivalent in other currency, and (iii) personal loans, secured by a security, originally agreed up to the amount of US $30,000, or its equivalent in any other currency, that will be adjusted as from October 1, 2002, on the basis of a "Coeficiente de Variacion de Salarios" (CVS - Salary Variation Coefficient) that will be published by the Instituto Nacional de Estadistica y Censos (INDEC).

               Law No. 25,642 of September 12, 2002, extended until September 30, 2002, the start of the application of the CER established by section 4 of Decree No. 214/02 for all obligations of individuals and/or entities to pay a sum of money not in excess of ARS 400,000.

               The interest rates effective as of February 2, 2002, are to be maintained until the abovementioned date of September 30, 2002, and as from October 1, 2002, the respective loans will accrue lower of that same interest rate or the financial system average rate for such transactions over 2001 as published by the BCRA.

               Rescheduled deposits converted into ARS will be subsequently indexed on the basis of the CER published by the BCRA, that will be applied as from February 3, 2002 (date of publication of Decree No. 214/02), plus a minimum interest rate established by the BCRA.

               On the other hand, Law No 25.713 was partially enacted on January 8, 2003, established the estimate method of the CER daily indicator and, additionally, incorporated some exceptions to the CER application regarding specific receivables granted by financial entities.

          f) Deposits. Reprogramming. Replacement by Federal Governments Securities (Swaps I and II)

               f.1) Reprogramming of balances

                    As mentioned in preceding paragraphs, the Federal Executive, through Decree No. 1570/01, established severe restrictions on the withdrawal of funds from banks. Subsequently, authorities issued a series of regulations that altered the original terms and reprogrammed repayment due dates for deposits held by the Financial System. Through a series of Communiques, the BCRA set a schedule for repayment deposits that depended on the currency of denomination and the amount deposited, as follows:

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               -    Deposits denominated in pesos (fixed-term deposits):


                                                                    Number of
                         Amount (in thousands of pesos)            installments            Repayment schedule
                    ------------------------------------------   -----------------    -----------------------------
                    From ARS 0,4 and up to ARS 10                       4             As from March 2002
                    From ARS 10 to ARS 30                               12            As from August 2002
                    Larger than ARS 30                                  24            As from December 2002

                    Reprogrammed deposits, originally stipulated in pesos, shall accrue interest at a nominal annual rate of 7% on outstanding balances, payable on a monthly basis as from February 2002. Installments to amortize the principal of such deposits shall be monthly and consecutive.

               - Deposits denominated in foreign currency switched into pesos at the exchange rate of ARS 1.4 to each US dollar (checking account deposits in excess of US$ 10,000, savings account deposits in excess of US$ 3,000 and fixed-term deposits):

                                                                    Number of
                         Amount (in thousands of pesos)            installments            Repayment schedule
                    ------------------------------------------   -----------------    -----------------------------
                    From ARS 1.2 and up to ARS 7                        12            As from January 2003
                    From ARS 7 and up to ARS 14                         12            As from March 2003
                    From ARS 14 and up to ARS 42                        18            As from June 2003
                    More than ARS 42                                    24            As from September 2003

                    Reprogrammed deposits originally stipulated in foreign currency shall accrue interest at a nominal annual rate of 2% on outstanding balances, payable monthly as from February 2002. Installments to amortize the principal of such deposits shall be monthly and consecutive.

               As of November 22, 2002, the Ministry of Economy issued Resolution No. 668/02 by which it is established that as from December 2, 2002 the restrictions to the amounts which can be extracted from the deposit accounts established by Resolution No. 06/02 and amendments are eliminated, incorporating those accounts into the system of accounts of free availability established in virtue of the article 26 of Decree No.905/02.

               f.2) Swap I

                    Decrees No 494/02, 620/02 and 905/02 established the general conditions and the procedure by which the holders of deposits in Argentine pesos and foreign currency could opt to receive, in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established according to the characteristics of both the deposit and depositor , and consisted in the receiving of "Federal Government Bonds in US$ dollars 2% 2012", Federal


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                    Government Bonds Capitalized in US$ Libor plus 1% 2012 and "Federal Government in Pesos 3% 2007". Such option matured in July, 2002.

               f.3) Swap II

                    On September 17, 2002, the Federal Executive issued Decree No. 1836/02 that established the basis for the second deposit swap. Such decree established the options of deposit owners and modified some sections of Decree No. 905/02.

                    Subsequently, on October 29, 2002, the Federal Executive issued Decree No. 2167/02, which provided as follows:

                    a) Holders of certificates of reprogramed deposits where such deposits were originally made in foreign currency shall be entitled to opt to receive as transfer in payment of such certificates, Federal Government Bonds denominated in US dollars maturing in 2013 and/or transform the rescheduled balance into fixed-term notes in pesos issued by the Bank together with an option to convert into original currency issued by the Federal Government. Holders of such certificates are entitled to exercise the options granted for the full amount or a portion thereof, and may even combine both, within the term set by the Decree.

                    b) Irrespective of the provisions of point a) above, in the case of deposits having a rescheduled balance of up to 7, whether originally denominated in Argentine pesos or foreign currency, the Bank involved is required, upon the holder's request, to repay such certificates at their notional value on payment date.

                    In this connection, on October 31, 2002, the Ministry of Economy issued Resolution No. 558/02 that extended by 30 banking working days the term over which depositors could opt to swap their deposits for Federal Government Bonds.

                    For purposes of obtaining such Bonds, the financial institutions must first apply their holding in Federal Government Bonds at a 9% rate maturing in 2002. For the remaining amount of bonds to be subscribed on behalf of depositors, financial institutions may opt between:

                    a) Swap them for Federal Government Bonds at a 2% rate in Argentine pesos maturing in 2007 received as a compensation as described in 1.1.b), Federal Government Guaranteed Loans converted into pesos by Decree 471/02 and Provincial Public Sector Debts covered by Decree 1387/01, including those incurred by the Fiduciary Fund for Provincial Development.

                    b) Obtaining advances from the BCRA in ARS secured by guarantees in the amount required to acquire the abovementioned Bonds, so that financial institutions may comply with the requests from depositors. Financial institutions will provide security covering such 100% of

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                         such advances with assets considered at their book value, according to the BCRA rules, in the order priority established in section 15 of such Decree.

                    c) Pay them with their own resources without receiving the BCRA's financial assistance.

                    Subsequently, on December 13, 2002, the B.C.R.A, by Communique "A" 3833, extended the time limit until March 12, 2003, inclusive, so as to be able to opt for "Federal Government Bonds in U.S dollars maturing in 2013" or the transformation of the reprogrammed receivables in Certificate of Deposit Bills in pesos".


          g)   Legal actions

               The measures adopted by the Federal Executive in connection with the public emergency situation in political, economic, financial and foreign exchange matters led individuals and business enterprises to lodge constitutional protection actions against the Federal Government and the BCRA on grounds that the Public Emergency Law and its supplementary regulations violate their rights as enshrined in the Argentine Constitution. In addition, given that several courts have ruled that the measures adopted by the Federal Executive are unconstitutional insofar as they restrict the withdrawal of deposits and provide mandatory switching into pesos at the exchange rate of US$ 1 = ARS 1.4, the Bank has been served notice of injunctions, mainly under constitutional protection actions, that order the return of deposits in cash in amounts exceeding those allowed by current regulations and/or the release of rescheduled deposits, and/or the inapplicability of legislation, decrees or regulations issued by National Congress, the Federal Executive or the BCRA.

               On March 11, 2002, the Asociacion de Bancos Publicos y Privados de la Republica Argentina (Argentine Association of Government-owned and Private Banks) and the Asociacion de Bancos de la Argentina (ABA - Argentine Bank Association) filed a "per saltum" appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systemic crisis and on the need to comply with effective regulations to attain an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interests. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

               On April 25, 2002, National Congress enacted Law No. 25,587, on Public Emergency and Foreign Exchange System Reform, which sets forth that in court proceedings of any nature where defendants include financial institutions, and the matter of which regards financial loans, receivables, debts, obligations, deposits or reprogramming that could be considered affected by the provisions of Law No. 25,561 and its administrative order and supplementary measures, the precautionary measures provided by Section 230 of the Federal Civil and Commercial Procedure


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               Code shall only be admissible when there were the danger that the maintenance or any alteration, as the case may be, of the status quo, whether under law or de facto, could interfere with the final judgment or render its execution impossible or ineffective. These statutory provisions, matters of public policy, shall be applicable to all cases in process and all precautionary measures pending execution, whatever the date of the court order.

               Finally, on July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and the court ordering the measure must be given notice that the financial institution acknowledges such measures. Furthermore, the Bank will report, on a weekly basis, all precautionary measures occurred in such week to the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

     1.2. IMPACT OF THE MEASURES ON THE BANK'S PARTICULAR SITUATION

          As mentioned in detail in note 1.1., since the last part of the fiscal year ended December 31, 2001, the Bank, the same as the financial system in general, has had to endure a significant impact on its liquidity position mainly due to withdrawals of deposits, constitutional protection actions lodged by depositors, court injunctions and court-ordered precautionary measures1, the suspension of foreclosures in aid of collection and the issuance of numerous laws, decrees and Ministry of Economy resolutions and BCRA communiques that caused frequent changes in the Bank's position.

          The liquidity crisis became worse during the second quarter of the year, when withdrawal of deposits (the restrictions on withdrawals produced uncertainty which accelerated the process) and the return of deposits in compliance with constitutional protection actions and precautionary measures reached its peak.

          The situation described above led the Bank's Management to decide the implementation of a program to bolster the Bank's equity and liquidity. For its part, the BCRA's Management, in exercise of its legal powers, required that the Bank formally submit to the BCRA a reorganization and compliance plan. In middle of August of 2002, the Bank filed with the BCRA the required plan, aimed at bringing the bank into compliance with certain aspects of the statutory minimum cash ratio, which had been affected by the abovementioned liquidity crisis caused by the drop of deposits and by court rulings pursuant to constitutional protection actions brought by depositors as well as changes in prudential regulations.



----------
1Generic precautionary measure also referred to as "immediately effective precautionary measure", whose subject matter coincides with the purpose of the general process, whereby a judicial resolution is issued without conducting formal proceedings, which are delayed or postponed to safeguard the exercise of the petitioners' right.



                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          Such plan incorporated actions already taken, mainly the subordination of credit lines previously granted to the Bank and advances to address illiquidity received from the BCRA. The Bank's Management reported that it had begun performing a plan comprising administrative restructuring, cost cutting and voluntary termination and early retirement of personnel; the Bank also requested a series of additional franchises.

          Detailed below are the measures taken by the Federal Government in effect as of the date of filing these financial statements and which have affected or could affect the Bank's equity and financial position.

          a) Compensation to financial institutions for the effects of the devaluation and conversion into pesos

               The Bank has submitted the BCRA three informative systems regarding the amount to be compensated according to Decree No. 905/02 dated August 5, September 12 and December 20, 2002, respectively. Such estimates were carried out by the Bank and reviewed by their previous auditors, in agreement with what has been established by Communiques "A" 3650, 3716, 3825 as supplemented, on which they issued the respective special reports submitted to the BCRA in the above mentioned dates.

               The amount to be compensated in the Bank, estimated according to Decrees No 905/02 and Communique "A" 3825 as supplemented amounts to 1,174,387, arises from the following:


                                                                                                        Amount
                                                 Item                                            in thousands of pesos
               --------------------------------------------------------------------------      --------------------------
               (1)  Stockholders'equity as of December 31, 2001                                        1,061,468
               (2)  Net foreign currency positions as of December 31, 2001                             1,026,904
               (3)  40% of net foreign currency positions
                      as December 31, 2001 [(2) x 40%]                                                   410,762
               (4)  Adjusted stockholders'equity  [(1) + (3)]                                          1,472,230
               (5)  Stockholders'equity after switch into pesos                                          297,843
               (6)  Compensation to be received (BODEN 2007 - in thousands
                      of pesos) [(4) - (5)]                                                            1,174,387
               (7)  Negative foreign currency position after switch into pesos (a)                   (1,707,384)
               (8)  Compensation to be received to cover the negative foreign currency position:

                      -  In Compensation Bonds (BODEN 2007)                                            1,174,387
                      -  In advances to be granted by the BCRA                                           532,997
               (9)  Type of government bonds to be received (BODEN 2012
                      in thousands of ARS) (a)                                                         1,707,384

               a) Reflecting the negative position in foreign currency after the compulsory switch into pesos of 1,219,560 thousands of US dollars at the exchange rate of US$ 1 = ARS 1.40, which the Bank is to receive in BODEN 2012.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               Accordingly, the Bank requested Federal Government Bonds denominated in US dollars at LIBOR 2012 for a nominal value of 1,219,559,743 US dollars. Subsequently, on September 11, 2002, the BCRA credited to the Bank's "Central de Registracion y Liquidacion" (CRYL -Registration and Settlement Center) account, i.e. No. 0007213, a nominal value of 727,644,800 US dollars and on December 9, 2002, the B.C.R.A carried out a new credit in the above mentioned account for a nominal value of 2,169,300 US dollars, amounting the total received as of the date of issuance of these Financial Statements to a nominal value of 729,814,100 US dollars. As of December 31, 2002, the Bank keeps recorded under "Government and Private Securities - Holdings in investment accounts", the received Federal Government Bonds BODEN 2012 for the amount of, 2,498,582 and under "Other receivables from financial transactions - Others not included in Debtor Rating Standards", the compensation to be received (residual nominal value and interest accrued receivable) in Federal Government Bonds, for the amount of 1,578,686.

               In addition, the advances to be granted by the BCRA so as to acquire the compensation to be received from the Federal Government - BODEN 2012 - for the amount of 532,997 in concept of capital has been recorded under "Other liabilities from financial transactions - Central Bank of the Argentine Republic - Other".

               As required by BCRA Communique "A" 3703, the compensation received was recorded in January, 2002, as follows:

               - The gain resulting from the asymmetrical switch into pesos, which amounted to 763,037 (in currency as of January, 2002), was allocated to "Financial Income - Other - Gold and foreign currency exchange difference", for the purpose of neutralizing the negative effects of the switch into pesos.

               - The amount of the compensation received for the difference between Stockholders' Equity as of December 31, 2001, and the Stockholders' Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate US$ 1 = ARS 1.4, amounting to 867.507 stated in currency as of December 31, 2002, was allocated to the Stockholders' Equity account "Unrealized valuation difference from compensation of the net foreign currency position".

               Moreover, BCRA Communique A 3800 of November 12, 2002, established that financial entities may, at their discretion, absorb in advance any losses arising throughout the year up to the amount booked as "Retained Unappropriated earnings" and "Unrealized valuation difference for compensation of the net position in foreign currency", absorbing first any unappropriated retained losses booked as of the beginning of the year. Such absorption shall have the Board's approval and adding the decision eventually made by the Shareholders Meeting discussing the financial statements for the year ending December 31, 2002.

               As of the date of issuance of these financial statements, the determined amount to be compensated according to Communique "A" 3825 is pending validity on the side of the B.C.R.A.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          b) Guaranteed Loans - Decree No. 1387/01

               As mentioned in note 1.1 c.1), pursuant to Decrees Nos 1387/01 and 1646/01, the Bank and its subsidiary Santander Riobank - Grand Cayman - submitted for the government debt swap a portion of its government securities holdings and/or loans to the Non-financial public sector outstanding as of November 6, 2001, for a nominal value of 1,084,480,968 US dollars; such securities were swapped into Guaranteed Loans amounting to 1,105,865,000 US dollars.

               Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the financial institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. In this respect, on May 22 and July 18, 2002, the Bank accepted the changes to the conditions of the Guaranteed Loans mentioned above. Consequently, the nominal value finally swapped by Banco Rio de la Plata S.A. amounted to US$ 963,165,619 and the Guaranteed Loans such securities were swapped into amounted to 981,298,000 US dollars.

               Moreover, and as mentioned in note 1.1.c.2) the Bank has submitted before Banco de la Nacion Argentina, in its capacity as fiduciary agent of the Fiduciary Fund for Provincial Development, provincial governments securities and loans granted to the Provincial Public Sector with a nominal value of US$ 586,072,557 to execute the swap established by Decree No. 1387/01. The Federal Government, by Decree No. 1579/02 of August 27, 2002, established a provincial public debt conversion mechanism, detailed in articles 1 and 12 thereof.

               The Ministry of Economy by Resolutions No. 539/02 and No. 611/02 dated October 25, 2002 and November 12, 2002 respectively, approved such Provincial Public Debt Conversion Mechanism, establishing the steps to be followed for submitting, accepting or withdrawing offers for Provincial Public Debt Conversion. In such sense, it established that all financial entities having made offers to convert the Provincial Public Debt under Decree No. 1387/01 have a term of 10 working- day term as from the enforcement of Resolution No. 539/02 for provincial public debt represented in Loans and 15 working days counted from the above-mentioned date for provincial public debt represented in Government Securities , Bonds or Treasury Notes so as to express their will to withdraw such offers. Upon expiration of such term, those offers whose acceptance had been notified by the Banco de la Nacion Argentina will be ratified under Decree No. 1579/02. On the other hand, those offers whose acceptance had not been notified by the Banco de la Nacion Argentina, will be considered Secured Bond Conversion Offers under Decree No. 1579/02.

               Subsequently, on November 19, the Ministry of Economy issued Resolution No. 624/02, by which the provincial public debt eligible for the operation described in article 12 of Decree No. 1579/02 is established and by which certain provincial public debt eligible for the described operation in article 1 of Decree No. 1579/02 is excluded.

               As of December 31, 2002 ,the guaranteed loans are recorded in the financial statements under "Loans- To the non financial public sector" account for a total of 3,027,461, including accrued


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                               Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               interests receivable as of such date, converted to pesos at the exchange rate of $1,40 and updated by the CER , in accordance with what has been established under Decrees No. 1387/01 and 471/02 and net of discounts and as of December 31, 2001 was recorded for a total amount of 3,257,347, including interests and net of discounts.


          c)   Application of the CER

               As mentioned in note 1.1.e), the Bank adjusted by the CER certain loans that were switched into pesos, as well as those deposits switched into pesos and reprogrammed in accordance with the existing regulations. This adjustment is recorded in the statement of income under "Financial Income - Adjustment for CER clause" and the "Financial Expense - Adjustment for CER clause" accounts, respectively. The Bank, through ABA has claimed from appropriate authorities compensation for the negative effects to its equity caused by the CER being applied unequally to loans and deposits.

               On the other hand, and attentive to the commitment assumed by the Federal Government in the technical Memorandums and those of economic policies, which are part from the agreement recently signed with the International Monetary Fund to compensate the financial institutions for the effect originated in the asymmetric indexation of its assets and liabilities, the Bank has recorded a recoverable value estimate of such compensation which amounts to $293,590, under "Other receivables-Miscellaneous" account.

          d) Deposits. Balance reprogramming. Swaps for Government Bonds (Swaps I and II)

               As of December 31, 2002, the Bank's depositors had taken the following options as regards swapping their deposits for Government Bonds regarding Swap I as mentioned in note 1.1.f):

                                                                   Amount in
                                                                 thousands of
                               Item                                  pesos
                    --------------------------------           -----------------

                    Section 2 of Decree No. 905/02                 296,139
                    Section 3 of Decree No. 905/02                  19,578
                    Section 4 of Decree No. 905/02                  69,366
                    Section 5 of Decree No. 905/02                   6,253
                    Section 24 of Decree No. 905/02                   848
                                                                --------------
                    Total                                          392,184
                                                                --------------

               The total amount swapped was 392,184, which represents 17.10% of deposits eligible to opt for the swap.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               The Decree No. 905/02 established the proceeding to be followed by financial institutions to award the Federal Government Bonds to depositors. It established that the BCRA will grant advances in pesos for the amounts required for the acquisition of such Bonds and that such advances have to be secured, at least by 100%, with assets according to the priority established in such decree.

               On September 17, 2002, the Federal Executive issued Decree No. 1836/02 , by which it was established that Financial Institutions will subscribe the different series of Federal Government Bonds in US dollars LIBOR 2012 referred in the article 10 of Decree No. 905/02 through the swap of Federal Government Bonds 9% 2002 and the rest of the holding to the subscription of Federal Government Bonds foreseen in the articles 11 and 12 of the above-mentioned decree. In addition, the Decree No. 1836/02 established that the financial entities will be able to subscribe , in part or in full, the Bonds which will be awarded to depositors through their swap for "Federal Government Bonds in Pesos 2% 2007", "Guaranteed Loans - Decree No. 1387/01" and "Provincial Government Sector Debts" which have been accepted for the swap transaction foreseen under Decree No. 1387/01 (including the assistance to the Fiduciary Fund for Provincial Development). In this sense, the Bank swapped its holding of "Federal Government Bonds 9% 2002" for the amount of 264,748, and receiving in exchange Federal Government Bonds in US dollars LIBOR 2012 at a nominal value of US $189,106,000 and additionally submitted to the B.C.R.A. a letter so as to cancel the options offered by the clients with Federal Government Guaranteed Loans for the amount of 42,211 and Provincial Government Sector Debts for the amount of 85,218.

               Subsequently, on January 3, 2003, the Bank and the Ministry Economy instructed the Caja de Valores S.A. to carry out the redemption of the Guaranteed Loans held by the Bank detailed in the letter submitted to such entity so as they can be applied to the subscription of Bonds. Article 1 of Decree 1836/2002 refers to this.

               In addition, Decree No. 1836/02 established the basis for the Swap II of Financial System deposits, which holders of such deposits are entitled to opt for. Afterwards, the Ministry of Economy, by Resolution No. 558/02 dated October 31, 2002, established an extension of 30 banking working days to allow depositors to exercise their right of choice and swap their funds for Federal Government bonds.

               On December 3, 2002, the B.C.R.A, by Communique "A" 3828 established that the holders of certificates of reprogrammed deposits made originally in foreign currency "CEDROS", in function of the holding they record, could opt in part or in full up to December 12, 2002 inclusive, for "Federal Government Bonds in US dollars 2013" or for the transformation of the holding of "Certificate of Deposits Bills" in pesos, to be issued by the financial entity and up to November 21, 2002 inclusive for the "cancellation in cash of the certificates" with adjustment to the established conditions for each case.

               Subsequently, on December 13, 2002, the B.C.R.A. by Communique "A" 3833 extended the time limit up to March 12, 2003 inclusive, so as to be able to opt for "Federal Government Bonds in US dollars 2013" or the transformation of the reprogrammed balances in "Certificate of Deposit Bills" in pesos.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               As the date of issuance of these Financial Statements, the Bank has received the following options from its depositors regarding Swap II:

                                                                                         Amount in thousands of
                                                 Item                                            pesos
                    ---------------------------------------------------------------     -------------------------
                    Federal Government Bonds in US dollars LIBOR 2006                                1,938
                    Federal Government Bonds in US dollars LIBOR 2013                              196.537
                                                                                             -------------
                    Total                                                                          198,475
                                                                                             -------------

          e)   Legal actions

               As mentioned in note 1.1.g), the Bank has received notice of court injunctions, mainly under constitutional protection actions, that order the reimbursement of cash deposits for amounts exceeding those established by current legislation and regulations and/or the release of reprogrammed deposits and/or the inapplicability of legislation or regulations, as the case may be, issued by National Congress, the Federal Executive or the BCRA. It should be noted that injunctions under constitutional protection actions and immediate measures order that payments be made partially in foreign currency (US dollars) or their equivalent in Argentine pesos at the freely floating exchange rate. Meanwhile, to date, the substance of the matter, that is to say whether the switch into pesos is constitutional has not been decided by the Supreme Court of Justice.

               As of December 31, 2002, the amounts paid pursuant to constitutional protection actions brought against the Bank amounted to about 389,845 approximately and US $221,656,476.

               In connection with Decree No. 1316/02, as the date of issuance of these Financial Statements, the Bank had received notice of 6,852 precautionary measures.

               As of the date of issuance of these financial statements, neither Federal, Buenos Aires City or Provincial Courts had ruled on the substance of the matter addressed in the legal actions of reference, accordingly, the final outcome of the claims is unknown. Meanwhile, the Bank, through ABA, has claimed from the Ministry of Economy and the BCRA compensation for the negative effects on its equity generated by the settlement of deposits at an exchange rate differing from the one established by current legislation and regulations.

               Consequently, as of December 31, 2002, the exchange difference resulting from having paid the abovementioned court injunctions at the freely floating exchange rate is booked under the account "Other Receivables - Miscellaneous receivables" in the amount of 617,056 (See note 7.b)), on which the Bank has not recorded any allowance for doubtful accounts because it expects that such difference will be recoverable, either pursuant to favorable rulings on the substance of the matter


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               by Federal, National or Provincial courts, or through compensation that could be provided by the Federal Government.

               On the other hand, the Banco Rio de la Plata S.A. has adhered to the declaratory action of certainty imposed by the ABA because of the enactment of the Law No. 5.303 promulgated by the Legislature of the Province of San Luis, by which those banks located in the province or with branches are obliged to pay the deposits in foreign currency. As the date of issuance of these current financial statements, the Supreme Court of Justice has issued a precautionary measure ordering the province and provincial judges to refrain from promulgating the law up to the constitutional subject outlined by the ABA is resolved. This is, if the provincial legislature is empowered to promulgate laws which, in the opinion of the ABA and joined banks , exceed the faculties delegated in terms of the National Constitution.

          f)   Liquidity situation

               The BCRA by Communique "A" 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

               Subsequently, the BCRA provided that for the period November 2001 through February 2002, the minimum cash and minimum liquidity requirements and the related cash and liquidity actually held are to be calculated as an average over such four-month period, that is to say that the aggregate over such period of the daily balances of the items comprised is to be divided over the total number of days in the period.

               Finally, the BCRA issued Communique "A" 3732 that established the regulatory system for minimum application of resources originated in on-demand and term deposits in pesos. The items included are mainly deposits and other liabilities from financial transactions on-demand in pesos and fixed-term deposits subject to indexation by the CER. The requirement was set at 18%.

               To cover the decrease in deposits, in July 2002 the Bank obtained from the BCRA advances to cover situations of temporary illiquidity, which, as of December 31, 2002, amounted to aproximately 422,027 (principal amount and accrued interest payable). In guarantee of such assistance, the Bank executed a first-degree security agreement whereby it pledged in favor of the BCRA a portion of the Bank's credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, amounting to 662,638, in accordance with the provisions of Decree No. 1387/01, as supplemented and amended.

               As of December, 2002, the amount of the guarantees given to the B.C.R.A amounts to 511,839 and arises as the result of applying the 25% estimation to the advance for transitory iliquidity effectively received from such controlling organism.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               The B.C.R.A , by Communique "A" 3748, postponed up to January 2, 2003 of the expiration of financial assistances given by such controlling organism to solve iliquidity situations of financial entities which are in force as from September 27, 2002. In addition, the B.C.R.A. established the interest rates applicable to those financial assistances as from September 2002.

               The "Plan to Reinforce the Banco Rio de la Plata S.A." against the economic and financial effects mentioned in the preceding points, which are exogenous and totally beyond the scope of its management decisions, included, among others, the following measures:

               a) refinancing of foreign trade loans amounting to US$ 124 million,

               b) refinancing international payables amounting to US$ 567 million, backed by the cash flow of transactions with such customers,

               c) Launching a campaign whereby discounts are granted on purchases made with the Bank's debit card in supermarkets, shopping centers, cinemas, and other establishments. This loyalty building campaign was imitated by the Bank's competitors.

               d) Subordination of credit lines amounting to US$ 161,5 million previously granted to the Bank by the Santander Central Hispano (SCH) Group, in line with the provisions of BCRA Communique "A" 2264 as supplemented, so that they may be computed as supplementary capital towards the Bank's minimum capital requirements.

                    The subordinate corporate bonds will be cancelled in five equal, annual and consecutive installments, whose first maturity will take place in July, 2008 and will accrue interests at the LIBO rate plus 1,75%, to be paid every six months.

                    Subordination of debt implied an increase of 51% in the Bank's computable equity responsibility.

               The Bank has requested from the BCRA a series of reliefs from charges and franchises related to minimum cash requirements, in view of the special and infrequent illiquidity conditions in the financial market. The oversight agency is analyzing the issue.

               On the other hand, during January, 2003, the Bank has concluded the first stage of the restructuring of corporate bonds (Yankee bond) for US$160,125,000, whose original maturity operated in December, 2003 and as from the last week of February 2003, the Bank will start the reopening for the remaining corporate bond swap (see note 5.a.).

               In addition, as of February 7, 2003, the restructuring process of banking liabilities belonging to Banco Rio de la Plata S.A started. The involved amount in this restructuring amounts approximately to US $553 million.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          g)   BCRA Information Requirements

               The BCRA issued a series of Communiques related to its monthly accounting information requirements whereby, as an exception, it provided postponements, suspensions and new due dates, as well as additional information requirements also on an exceptional basis. The information involved included trial balances, information on debtors to the financial system, makeup of groups of companies and minimum capital requirements and capital actually held. Such changes also affected the filing of financial statements for the quarters ended March 31, June 30, and September 30, 2002. As the date of issuance of these financial statements, the Bank is under a regularization process regarding the presentation of the information requirements requested by the B.C.R.A.


          The negative effects for the financial system as a whole and for the Bank in particular, of the situations described above are related to the deep iliquidity, the impact of the devaluation of the peso, and the switching of obligations and deposits into pesos and their consequences on the recoverability of government and private sector loans, reduced profitability and the mismatch of terms and currencies.

          In addition, the measures taken by the Federal Executive (Decrees No. 905/02 and 1836/02) allowed progress towards the compensation for the asymmetrical switch into pesos and coverage of the foreign currency position. Swap I of reprogrammed deposits for federal government bonds allowed depositors to choose to take such bonds in exchange for their receivables and, as from October 1, 2002, banks are authorized to reimburse part of such deposits in cash (in the case of the Bank, such reimbursement amounted to ARS 10,000 plus the CER). On the other hand, Swap II of deposits for bonds began on October 1, 2002, which as the date of issuance of these financial statements is still under process, as detailed in note 1.2. d.).

          However, the search for solutions to Argentina's economic and financial situation will require further measures. For example, the possibility of covering deposits with some form of insurance, the settlement of private sector loans with bonds, the lifting of the suspension of foreclosures on assets provided as collateral, the lifting of the suspension of CER application, compensation to financial institutions for the suspension of the CER, the resolution of constitutional protection actions, compensation due to financial institutions for having returned - by court order pursuant to constitutional protection actions - deposits in dollars at the floating exchange rate, differentiated application of the CER to assets and liabilities, and the maturity of reprogrammed deposits. As of the filing date of these financial statements, other issues key to the Argentine economy remain pending resolution; these include the restructuring of the Financial System, closing of the final agreement with the International Monetary Fund and initiating negotiations with foreign creditors, negotiations with privatized companies for the increase of the public facilities fares as well as negotiations of the refinancing of their debts on the side of the companies from the private sector.

          It is important to say that in the letter of intent dated January 16, 2003 sent to the International Monetary Fund, the Federal Government includes, within its commitments, the setting up methods to compensate the banks for the asymmetric indexation of its liabilities and assets and for the fulfillment of judicial measures, both precautionary and self-satisfactory, and first instance judgments (constitutional


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          protection actions), which order the advanced payment of reprogrammed fixed-term deposits. As the date of issuance of these financial statements, these decisions have not been implemented yet.

          As of the filing date of these financial statements, the Bank has increased its portfolio of deposits and its transaction volume unless there arise situations beyond its control, the Bank's Management expects to maintain the equilibrium achieved. In addition, the BCRA and the Bank are continually evaluating the measures included in the Plan referred to above and the performance and outcome of the actions undertaken by the Bank.

          The Bank's Management hopes that the Federal Government will redress the profound imbalance resulting from complying with court injunctions under constitutional protection actions and immediate measures, especially due to the impact of the differences between the exchange rates ordered in the court injunctions and that provided in the rules governing the switch into pesos of deposits, and that it will compensate the financial loss for the system and overall and for the Bank caused by the application of the CVS instead of the CER. In this respect, the Bank has reported these prejudices to the authorities and expressly reserved its right to bring claims in such connection.

          The Bank's Management is continually assessing the magnitude of the impact that the abovementioned economic measures could have on its equity and financial position.


2. THE BANK CORPORATE SITUATION. MERGER WITH ORIGENES VIVIENDA Y CONSUMO COMPANIA FINANCIERA S.A. (FORMER, ORIGENES VIVIENDA S.A.) AND SALE OF THE EQUITY INTEREST IN SANTANDER RIOBANK (GRAND CAYMAN)

     a)   The Bank's corporate situation

          To date, SCH Group owns, directly and through Administracion de Bancos Latinoamericanos Santander S.L. and other SCH Group companies, and also taking into account the exercise in January 2002 of call options
          - acquired in September 1998 - on shares owned by Merrill Lynch International (holder of the rights and obligations of the Bank's former controlling shareholders), classes "A" and "B" shares of Banco Rio de la Plata S.A., such shares represent 98.85% of capital stock equivalent to 99.25% of votes.

          As from 1997, the Bank lists its stock on the Buenos Aires Stock Exchange (BCBA) and on the New York Stock Exchange (NYSE) and, since 1999, on the Latin-American Euro Stock Exchange (Latibex) in Spain. The Shareholders' Meeting of Banco Rio de la Plata S.A. of April 27, 2001, agreed, among other things, to delist from the NYSE the "American Depository Receipts" (ADRs) which represent Bank shares because of the low number of holders and volume traded. On December 14, 2001, the Bank's ADRs were suspended and de-listed from the NYSE, as instructed by the SEC.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager


                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -

          In 1997, as a consequence of the commitments made upon the execution of the Bank's stock transfer to the current controlling stockholders, a management agreement was entered into with SCH Group for a 10-year term with a 10% annual retribution of Bank's net income of each year, before income tax.


     b) Merger with Origenes Vivienda y Consumo Compania Financiera S.A. (Former, Origenes Vivienda S.A)

          On January 3, 2002, controlling shareholders of Banco Rio de la Plata S.A. and Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A., company fully and indirectly controlled by SCH Group) signed an agreement to merge both companies, whereby all transactions of the absorbed company, Origenes Vivienda y Consumo Compania Financiera S.A., are assumed by the absorbing company, Banco Rio de la Plata S.A. In this connection, on March 23, 2002, Banco Rio de la Plata S.A. and Origenes Vivienda y Consumo Compania Financiera S.A. executed an assets sale agreement whereby Origenes Vivienda y Consumo Compania Financiera S.A. transferred to Banco Rio de la Plata S.A. , at book value, its loan portfolio, which amounted to about 179,084, net of allowances. Once it has been approved by authorities, such merger shall have retroactive legal effect as from January 1, 2002.

          The Bank' s Management, during the meeting held on November 25, 2002, expressed that owing to the successive extensions established by the B.C.R.A for the submission of the informative Systems corresponding to the current fiscal year, they have not been able to receive on time definite statements not superior to a 90 day period so as to have a basis for elaborating the consolidated merger balance necessary to establish the relation regarding the share swap of both societies in accordance with that required by the article 83 of the Law of Commercial Societies. Owing to this, the Management has decided to require the B.C.R.A to keep into force the file referred to the merger by absorption of Origenes Vivienda y Consumo Compania Financiera S.A with Banco Rio de la Plata S.A, taking into account that the intention of merging both societies is kept into force and in the view of that, the information to be submitted to the BCRA, will be elaborated on the basis of the Financial Statements as of December 31, 2002.

     c)   Sale of the equity interest in Santander Riobank (Grand Cayman)

          On January 4, 2002, an agreement was signed for the purchase of Santander Riobank (Grand Cayman)'s stock, whereby Banco Rio de la Plata S.A. sells Santander Overseas Bank Inc. its 100% equity interest in Santander Riobank (Grand Cayman). The price of this sale was set on the basis of a valuation made by an independent third party, and did not give rise to any significant gain or loss. As of the date of issuance of these financial statements, Santander Overseas Bank Inc. had fully settled this transaction.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -




3.   SIGNIFICANT ACCOUNTING POLICIES

     3.1. Comparative information

          As required under Technical Resolution No. 8 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), Resolution No. 89/88 of the Professional Council in Economic Sciences of Buenos Aires City and the BCRA standards, the financial statements for the fiscal year ended December 31, 2002 are presented comparatively with those of the prior year. To such end, and as explained in note 3.3., the financial statements for the fiscal year ended December 30, 2001, were restated into constant pesos as of December 31, 2002, by applying the adjustment coefficient derived from the wholesale domestic price index published by the I.N.D.E.C, considering that all accounting measurements predating January 1, 2002, were already expressed in current pesos as of December 31, 2001.

     3.2. Procedure to incorporate the business activities of the Grand Cayman Branch

          The financial statements as of December 31, 2002 and 2001 include the figures of the Bank's activity in Argentina and in the Grand Cayman Branch.

          The procedure followed to incorporate the accounts of the foreign branch into these financial statements was:

          a) The financial statements of the foreign branch have been adapted to generally accepted accounting principles in Argentina and the standards of the BCRA. These financial statements originally expressed in U.S. Dollars (US$) were then translated into pesos as described below:

               - Assets and liabilities were translated into pesos as described in note 3.4.a) below.

               - The translation difference on Bank Premises and Equipment and Other Assets was credited to "Adjustments to Stockholders' Equity-Adjustment to Capital".

               - Assigned capital was reflected at the peso amounts remitted by Head Office and recorded in the Head Office books.

               - Retained earnings were determined as the difference between assets, liabilities and assigned capital, translated into pesos as indicated above.

               - Income statement accounts were converted into pesos as described in note 3.4.a) below. The difference between the sum total of the amounts thus obtained and the overall income of each year (difference between retained earnings at the beginning of the fiscal year and retained earnings at the end of the fiscal year) were allocated to the account "Foreign exchange


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                    difference - Investment in foreign branches", net of the effect of inflation on the investment at the beginning of the fiscal year.

          b) Intercompany transactions between the foreign branch and the Head Office were eliminated from both the Balance Sheet and the Statement of Income.

     3.3. Restatement of the Head Office's and local branches' financial statements in equivalent purchasing power

          The financial statements have been prepared from the Bank's books of account in conformity with the accounting standards of the BCRA.

          The financial statements fully recognize the changes in the purchasing power of the Argentine peso through August 31, 1995, by the application of the method for adjustment by the restatement into constant pesos set forth in Technical Resolution No. 6 of the FACPCE, (modified by Technical Resolution No 19) by using adjusting coefficients derived from the wholesale price index published by the INDEC.

          Under the abovementioned method, the accounting measures were restated into constant pesos through August 31, 1995. Thereafter, due to the stable economic conditions prevailing and as provided by CNV General Resolution No. 272 and BCRA Communique "A" 2365 and as accepted by generally accepted accounting principles in Argentina, the accounting measures were not restated until December 31, 2001. Pursuant to BCRA Communique "A" 3702 as supplemented and CNV General Resolution No. 415/02, application of the method was resumed as from January 1, 2002; all accounting measures prior to such date are considered expressed in current pesos as of December 31, 2001.

     3.4. Valuation methods

          The main valuation methods used in the preparation of the financial statements have been as follows:

          a)   Foreign currency assets and liabilities:

               As of December 31, 2002, foreign currency assets and liabilities were converted to the type of exchange rate of reference ($ 3,363) determined by the Central Bank of the Argentine Republic (B.C.R.A). Any exchange differences have been credited/charged to income of the fiscal year.

               As of December 31, 2001, they were switched at the selling rate of $1 per 1 US$ dollar in force to date of the foreign exchange market suspension, which took place on December 23, 2001 (see note 1), taking into account that established by Communiques "A" 3429 and "A" 3574 of the B.C.R.A., the MD Resolution No 01/02 of C.P.C.E.C.A.B.A. and Resolution No 392/02 of the National Securities Commission. Any exchange differences have been credited/charged to income of the fiscal year.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          b)   Government and private securities:

               -    Listed Government Securities:

                    o    Holdings in investment accounts:

                         - Federal Government Compensation ( BODEN 2012): In accordance with what has been established by Communique "A" 3785 of B.C.R.A., they were valued at their acquisition value, calculated according to what has been exposed in the note
                              1.2. a) plus the accrued interests to the end of the fiscal year. As mentioned in note 1, the Bank determined the compensation amount to be received by the negative equity effect derived from the conversion of receivables and payables denominated in foreign currency into pesos, in agreement with the methodology mentioned in such a note.

                         - Rest of the holding: As of December 31, 2002 and 2001, each case was valued at the acquisition cost, increasing in an exponential way at the accrual generated in function of the internal rate of return and the time elapsed since acquisition.

                              Any differences between acquisition cost and the valuation described in the preceding paragraphs have been credited/charged to income of each fiscal year.

                    o Holdings for trading or financial transactions: they have been valued at the listed price of each security at the end of each fiscal year. Any differences in listed price have been credited/charged to income of each fiscal year.

               -    Unlisted government securities:

                    They have been valued at residual nominal value plus interest accrued at each fiscal year.

               -    Investment in listed private securities:

                    o Debt securities and Equity securities: valued at their listed price in effect as of each year-end, net of estimated selling expenses. The differences in listed price were charged/credited to income of each fiscal year.

          c)   Guaraneed loans - Decree No. 1387/01

               As mentioned in note 1, as of December 31, 2002 and 2001, Guaranteed Loans have been valued at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through the end of each fiscal year, translated into pesos at the ARS 1.40 = US$ 1 exchange rate and adjusted to the CER. These Guaranteed Loans are registered in the financial statements as "Loans - To the nonfinancial public sector" totaling 3,027,461 and 3,257,347, respectively, net of discounts.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               As provided for by BCRA Communiques "A" 3366 and "A" 3385, the initial value of guaranteed loans coincided with the previous value book of federal government securities (classified and valued as "Investment accounts" or "For trading or financial transactions", under BCRA accounting standards) and/or loans as of the date of the swap, giving rise to no income at all as a result of the recognition of the swap, since the positive difference derived from the swap values established by the Economy Ministry and the accounting value of the instruments swapped was reflected in an asset regularization account. The balance of such account will be allocated monthly to income in proportion to the term of each of the the Guaranteed Loans.

               As mentioned in the note 1.1. b) and considering Decree No. 1579/02 and Resolutions No. 539/02, 611/02 and 624/02, the Bank
               has not withdrawn the offers to convert the provincial public debt under article 25 of Decree No. 1387/01 and its supplementary standards.

          d)   Interest accrual:

               Interest has been accrued by the straight-line method in the fiscal years in which it was generated, except interest on foreign currency transactions or maturity in more than 92 days, on which interest has been accrued according to a compound interest formula.

          e)   CER Accrual:

               As mentioned in note 1.1.e), as of December 31, 2002, receivables and payables have been adjusted to the CER as follows:

               - Loans and receivables from sale of assets: they have been adjusted by Communique "A" 3507 and supplementary ones of the BCRA, which resolved that the payments through September 30, 2002, will be made under the original terms of each transaction and will be booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees Nos. 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

                    In addition, as December 31, 2002, the Bank recorded an asset for 293,590 as mentioned in the note 1.2.c).

               - Deposits and other assets and liabilities: the CER prevailing on December 31, 2002 was applied.

          f) Securities and foreign exchange receivable or deliverable on spot and forward transactions pending settlement:

               - In foreign currency: as of December 31, 2002 , they have been valued at the reference exchange rate determined by the B.C.R.A. Any exchange differences were charged/credited to income of the fiscal year. As of December 31, 2001, they have been valued at the selling


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                    exchange rate of the Banco de la Nacion Argentina effective as of the last business day of the fiscal year. Any exchange differences have been credited/charged to income of the fiscal year.

               - Securities: as of December 31, 2002, they have been valued according to the listed price as of fiscal year-end. Any exchange differences were charged/credited to income of the fiscal year.

          g) Amounts receivable and payable under spot and forward transactions pending settlement:

               Such amounts were valued at the price agreed upon for each transaction plus the respective premiums accrued at each year-end.

          h)   Unlisted - Corporate Bonds purchased:

               They have been valued at acquisition cost plus interest accrued but not collected at each year-end.

          i)   Compensation to be received in Federal Government Bonds:

               As mentioned in note 1.2.a), the Bank determined the amount of the compensation to be received for the negative on its equity of the switch into pesos of receivables and payables denominated in foreign currency, in accordance with the methodology mentioned in such note. Pursuant to Decree No. 905/02, the Bank decided to apply the compensation amount to subscribe an amount such as to cover its net negative position in foreign currency, for a nominal value of US$ 838,847,215. Also, given that the net position mentioned exceeded the compensation to be received, the Bank decided to take an advance from the BCRA in the amount of 532,997, to subscribe the Bonds necessary to compensate such position.

               As of December 31, 2002, the Compensation that the Bank is pendent to receive from the Federal Government Bonds in US dollars is recorded under "Other receivables from financial transactions - Other not included in Debtor Rating Standards", and was valued at residual nominal value plus interest accrued as per the issuance conditions, converted into pesos in accordance with the method described in note 3.4.a).

               In addition, Communique "A" 3785 determined that the Federal Government Bonds to be received as the compensation above-mentioned will be able to be recorded for its technical value, limiting the dividend distribution in cash to the statement of income which exceed the difference between the book value and the listing of such bonds.

          j)   Certificates of participation in financial trust-unlisted:

               They have been valued at nominal value plus interest accrued but not collected at each fiscal year-end.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          k)   Assets covered by financing leases:

               Such assets were booked at the present value of the unaccrued amounts (the periodic installments and the previously stipulated net book value) calculated according to the conditions agreed upon in the related agreements and applying the respective imputed interest rates.

          l)   Investments in other companies:

               - Interest in Financial Institutions, complementary and authorized activities: they have been valued by the following methods:

                    o    Subsidiaries - local:

                         Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A., were valued by the equity method.

                    o    Subsidiaries - foreign:

                         As of December 31, 2001, Santander Riobank (Grand Cayman) - See note 2.c) - was valued by the equity method, converted into pesos in accordance with the method described in note 3.4.a).

                    o    Affiliates - local:

                         Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A.), was valued by the equity method.

                    o    Affiliates - foreign:

                         Bladex S.A. was valued at acquisition cost in foreign currency plus stock dividends received at nominal value converted into pesos as described in note 3.4.a) above.

               -    In other companies:

                    o    Affiliates - local:

                         - Banelco S.A., Visa Argentina S.A. and Interbanking S.A., were valued by the equity method.

                         - Rio Compania de Seguros S.A., Caminos de las Sierras S.A. and Prestamos de Consumo S.A., were valued at their acquisition cost; the limit on the proportional equity value have been calculated based on the shareholders' equity of the issuing companies according to the last financial statements available.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager


                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                         - Other local affiliates: were valued at acquisition cost while the company has recorded allowances for impairment in value for the amounts by which the recorded values of equity interests in other unlisted affiliate companies exceed their value as calculated by the equity method on the basis of the latest available financials statements.

                    o Affiliates - foreign: were valued at acquisition cost and were converted into pesos in accordance with the method described in note 3.4.a).

               As from the effective date of Law No. 25,063, the dividends, in cash and in kind, received by the Bank for its investments in other companies in excess of their accumulated taxable income upon distribution thereof, will be subject to a 35% income tax withholding as sole and final payment.

               The Bank has not charged income tax since it estimates that the dividends from earnings recorded by the equity method would not be subject to such tax.

          m)   Bank premises and equipment and other assets:

               They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.3., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned. The net book value of bank premises and equipment and other assets taken as a whole does not exceed their recoverable value.

          n)   Intangible assets:

               They have been valued at acquisition cost restated as explained in note 3.3., less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned.

          o)   Options (See note 13.):

               o    Call options sold:

                    They have been valued at the listed prices of the underlying shares in effect at each fiscal year-end. Price differences have been charged/credited to income of each year.

               o    Call and put options purchased and put options sold:

                    They have been valued at the strike price.

          p) Certificates of deposit at a variable interest rate - Communique "A" 2482, as supplemented. Hedge options (see note 14.):

               As of December 31, 2001, the variable interest rate and the hedge of these investments, which have been traded for terms exceeding 180 days, were accrued for based on the variation in the price of


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               financial assets or financial assets ratios, which are habitually listed on the domestic and international markets. The premiums paid on the execution of agreements involving financial instruments to hedge the income from certificates of deposit were accrued over their respective effective terms.

          q)   Loans and deposits of government securities:

               As of December 31, 2001, valued at the listed price in effect for each security as of each fiscal year-end, plus the respective accrued interest. The differences in listed price were charged/credited to income of each year.

          r)   Allowance for doubtful accounts and for contingent commitments:

               Recorded on the basis of the uncollectibility risk estimated regarding the Bank's credit assistance, which results from the assessment of the compliance degree of borrowers and the securities for the respective transactions under Communique "A" 2950 as supplemented by the BCRA.

          s)   Employee termination pay:

               The Bank expenses employee termination pay when disbursed.

          t)   Stockholders' equity accounts:

               They have been restated as explained in note 3.3., except "Capital stock" which has been left at its original value. The adjustment required to restate it is included in the "Adjustments to Stockholders' Equity-Adjustment to Capital" account.

          u)   Income statement accounts:

               As of December, 31, 2002, statement of income accounts have been restated into constant pesos at the end of the fiscal year, as follows:

               - The accounts accumulating monetary transactions (financial expense and income, service charge expense and income, provision for loan losses, operating expenses, etc.) were restated by applying the adjustment coefficients to the historical amounts accrued on a monthly basis.

               - Accounts that reflect the effect on income of the sale, retirement, or consumption of non-monetary assets were computed on the basis of the restated values of such assets, in accordance with the method described in note 3.3.

               - Income (loss) from equity interests in subsidiaries was computed on the basis of the income (loss) of such companies adjusted by the method described in note 3.3.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager


                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               - The effect derived from inflation for maintaining monetary assets and liabilities has been recorded in three accounts:
                    "Monetary loss for financial transactions", "Monetary loss for operating expenses" and "Monetary loss for other transactions".

               As of December 31, 2001, the same criteria as the previously described were applied, but taking into account the respective historic values for each case.

     3.5. New Professional Accounting Standards

     On December 8, 2000, the Argentine Federation of Professional Councils in Economic Sciences approved the Technical Resolutions No 16, 17, 18 and 19, which incorporate changes to the professional accounting standards of valuation and exposition. Dated December 21, 2001, such standards were approved, with certain modifications, by the Professional Councils in Economic Sciences of the Ciudad Autonoma de Buenos Aires under Resolutions No. 238, 243, 261 and 262, with a compulsory enforcement for the fiscal year as from July 1, 2002 and the interim periods corresponding to those fiscal years (in the particular case of the Bank, this will be applied as from the fiscal year beginning on January 1, 2003). On the other hand, by Resolution No 434/2003, dated January 14, 2003, the C.V.N. (National Securities Commission) decided the application of the above-mentioned Technical Resolutions, applicable to the financial statements for the fiscal years started as from January, 2003 . As the date of approval of these financial statements, the B.C.R.A. is analyzing the scope and opportunity of adoption of the above-mentioned standards.


     4.   CREDIT ASSISTANCE

     a)   Credit assistance to the nonfinancial public sector

          As a consequence of the enactment of the Law on Public Emergency and Exchange System Reform and the suspension in payment of the public debt, the fulfillment of such obligations is conditioned by the Federal Treasury's lack of resources and the continuance of the fiscal deficit of municipal, provincial and federal public accounts, which inevitably resulted in significant public indebtness. Consequently, the Ministry of Economy has been empowered to enter into negotiations and adopt any necessary measures to restructure the debt of the Federal Government. In this respect, on February 27, 2002, the Federal Government and the provinces signed the Agreement on Financial Relations and bases for a Federal Tax Revenue-Sharing system whereby, among other provisions, the Federal Government is entrusted by provincial governments with the duty to renegotiate provincial public debts, which may be restructured under the same terms and conditions as the federal public debt.

          Subsequently, Decrees No. 471/02 and 644/02 established the treatment applicable to debts originally assumed in US dollars or other foreign currencies by the federal, provincial, and municipal public sectors when such obligations are subject to Argentine law regarding the regulatory framework provided for in Law No. 25,561 and Decree No. 214/02.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



     As of December 31, 2002 and 2001, the Bank carries the following receivables from the nonfinancial public sector:

     - Municipal, provincial and federal public bonds in the amount of 3,223,443 and 946,184 respectively as broken down below:


                                                                                 Amount as          Amount as
                                           Item                                     of                  of
                                                                                 12-31-2002         12-31-2001
          ---------------------------------------------------------------     -----------------    --------------
          o    Federal Government Bonds in US$ LIBOR 2012 (BODEN)                 2,507,140                ---
          o    Federal Government Bonds in US$ LIBOR 2005                             2.452                ---
          o    External bills of the Argentine Republic in US$                      610,679            390,567
          o    Fixed-rate Bonds of the Argentine Republic - 2002 -9%                    ---            419,828
          o    Tax credit certificates (See note 9.)                                 86,971            125,035
               Other                                                                 16,201             10,754
                                                                                --------------     ------------
                                          TOTAL                                   3,223,443            946,184
                                                                                ==============     ============


     - Credit assistance to the municipal, provincial and federal public sector for ARS 3,850,041 and 4,309,920 thousands, respectively, whose origin may be classified as follows:

                                                                                  Amount as of         Amount as of
                                        Item                                       12-31-2002           12-31-2001
          -----------------------------------------------------------------     ------------------    ----------------
          o    Guaranteed loans - Decree No. 1387/01 - (net of
               discounts) (1)                                                         3,027,461          3,257,347
          o    Other loans to the federal public sector (Provincial
               Development Trust Fund)                                                  803,544            847,547
          o    Loans to the provincial public sector and its
               decentralized entities:
               Province of Santa Fe                                                      35,828             62,113
               Housing Institute of the Province of Misiones                              5,158             10,585
               Roadworks Administration of the Province of Chubut                         3,115              3,879
          o    Loans to the municipal sector and its decentralized
               entities:

               Municipality of Lujan de Cuyo - Province of Mendoza                        1,013              2,461
               Municipality of Godoy Cruz - Province of Mendoza                             ---                364
          o    Loans to other entities of the public sector:
               Yacireta Binational Entity                                                   ---             48,540
               National Institute for Retires and Pensioners                                ---             11,987
               All other credit assistance to the public sector                          10,355             64,424



                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                                  Amount as of         Amount as of
                                        Item                                       12-31-2002           12-31-2001
          -----------------------------------------------------------------     ------------------    ----------------
               Unapplied collections                                                  (37,471)                 ---
                                                                                  --------------      ---------------
                                          SUBTOTAL                                  3,849,003            4,309,247
                                                                                  --------------      ---------------
          o    Granted Guarantees                                                       1,038                  673
                                                                                  --------------      ---------------
                                           TOTAL                                    3,850,041            4,309,920
                                                                                  ==============      ===============

              (1) (See Note 1.2.b)


          - Additionally, under "Other receivables from financial transactions - Other not included in Debtor Rating Standards", and as detailed in note 1.2.a), the Bank recorded the compensation to be received in BODEN 2012 (net book value plus accrued interest receivable) for 1,578,686.

          Taking into account that: a) the BCRA standards do not require the setting up of allowances for doubtful accounts for credit assistance granted to the public sector, b) the Federal Government has announced the suspension of payment of the national debt services for those bonds which have not been swapped for guaranteed loans, c) the Federal Government Bonds in Dollars 2012 received and to be received in compensation for the devaluation effects are valued at their technical value, while their listed price is not representative of the value for which they could be sold out in the market; it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financings.

     b)   Credit assistance to the non-financial private sector debtors

          The effects derived from the crisis Argentina is undergoing and the difficulties in the chain of payments have had a negative effect on financial assistance to borrowers in the Bank's consumer and business credit portfolios. This gave rise to an increasing impairment, compounded with a highly uncertain context that makes it difficult to establish objective criteria to agree on refinancing terms for such loans.

          Considering that, in accordance with the current BCRA standards, the basic criteria so as to measure the uncollectibility risk consists in the payment capacity of the debt or future commitments, emphasizing the analysis of cash flows, the current situation would not allow to establish objectively such uncollectibility risk for certain debtors belonging to the commercial portfolio.

          Nevertheless, the Bank has made an analysis of its loan portfolio in the light of the new events and has booked as of December 31, 2002, incremental charges for allowances with the object of achieving a major degree of hedge for doubtful accounts.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          As of December 31, 2002, and 2001, the Bank carried the following receivables from the non-financial private sector:


                                                                       Amount as of          Amount as of
                                     Item                               12-31-2002            12-31-2001
              ---------------------------------------------------    -----------------    -------------------
              o     Business portfolio financing                       6,606,822              5,364,118
              o     Consumer portfolio financing                       1,575,359              5,252,598
                    (Loan loss reserves)                                (944,744)              (509,349)
              o     Debt securities (1)                                    1,214                 24,222
                                                                     ----------------      ----------------
                                    TOTAL                              7,238,651             10,131,589
                                                                     ================      ================


              (1) Related to debt securities included in the consolidated financial statements as "Government and Private Securities - Investments in listed private securities". As of December 31, 2002 and 2001, the Bank had not recorded any allowance for impairment in value/uncollectibility of securities.

          Additionally, as of December 31, 2002, the Bank had interests in unlisted corporate bonds , unlisted financial trusts and other uncontrolled companies for 682,411, 141,616 and 37,753, respectively. Such interests are recorded in the following accounts: "Other receivables from financial transactions: - Unlisted Corporate Bonds and Other not included in Debtors Rating Standards: Unlisted financial trusts" and "Investments in other companies - Other uncontrolled companies", respectively.


5.   ISSUANCE OF CORPORATE BONDS

     a)   Class IV Corporate Bonds

          As of December 31, 2002 and 2001, the Bank has outstanding issues of Corporate Bonds, authorized by the Regular General Stockholders' Meeting of September 15, 1992, according to the following detail:

                         Date                Nominal                           Interest
            Class       issued                Value              Maturity         Rate          Authorized by CNV
          ---------  -------------  -----------------------   -------------  --------------  -----------------------
             IV        12-15-93          US$  250,000,000        10 years      8.75%              12-03-93

          The principal amount and interest accrued, biannual to be paid, of these bonds as of December 31, 2002 and 2001, net of discounts, totaled 880,678 and 546,804, respectively, and in line with the provisions of Communique "A" 1907 of the BCRA was used to fund consumer and mortgage loans and to grant loans to companies established in Argentina for investment in physical assets, working capital or restructuring of liabilities, loans to financial institutions and for the purchase of government securities.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          On October 18, 1994, the Management of Banco Rio determined the issuance conditions of the Second Series Class V Corporate Bonds in the amount of USD 50 million. These corporate bonds have not as yet been issued.

          On the other hand, on November 25, 2002, the Management of Banco Rio de la Plata S.A. approved the launching of a swap offer for all Corporate Bonds Class IV for the amount of US $250,000,000 with a maturity to take place on December 15, 2003, for two new series of corporate bonds, with maturity in December 2009 and August 2012.

          By Resolution No 29 dated January 23, 2003, the BCRA Bank's Management authorized the above-mentioned restructuring.

          On January 24, 2003, the first stage of the above-mentioned restructuring was closed; US$ 160,1 millions were swapped, equivalent to the 64% of the original issue. The Bank foresees to carry out its reopening for the remaining corporate bonds swap during the last week of February.


     b)   Global Program for the issuance of securities

          - As of December 31, 2001, the Bank had the following outstanding Corporate Bonds: (a) two series of corporate bonds for US$ 200 million and US$ 100 million issued in June and August 2000, respectively, and a serie of corporate bonds for US$ 50 million, issued in August 2001, under the Global Bond Program for up to US$ 1,000 million, (b) two series of corporate bonds for a total principal amount of US$ 67.5 million, each other, issued in August 2001, and two series of corporate bonds for US$ 150 million, each other, issued in June and September 2001, respectively, under the Global Bond Program for a total amount of US$ 500 million.

               The amount payable on account of principal and interest on such corporate bonds accrued as of December 31, 2001, net of discounts, was 1,709,852, which was used to finance consumer and mortgage loans, loans granted to companies located in Argentina so that they may invest in tangible assets, pay in capital or reschedule payables, and interbank loans, and to purchase Government securities, under BCRA regulations effective as of the issuance date of such series of corporate bonds.

          - As of December 31, 2002, the Bank has outstanding certain classes of its Corporate Bonds Global Issuance Programs (Term Securities Programs) the maximum outstanding amounts of which are US$ 1,000 million and US$ 500 million. All such programs were authorized by the respective Shareholders' Meetings and the CNV. The nominal amount effectively issued and outstanding is US$ 710.3 million; which breaks down as follows:

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                  Amount                                  CNV's                     Date          Nominal        Interest   Maturity
              Global Program     Series               authorization                issued          value           Rate      date
             ------------------- ---------  ------------------------------------ ----------  -----------------  ---------  ---------
             US$  1,000,000,000   2nd              No 263                          08-25-00  US$  100,000,000       (1)    08-25-10
             US$  1,000,000,000   7th              No 263                          08-31-01  US$   50,000,000       (2)    08-31-05
             US$  1,000,000,000   9th              No 263                          06-21-02  US$  180,000,000       (3)    06-20-03
             US$    500,000,000   46th      No 107, 139, 194, 257 and 281          06-05-02  US$   67,000,000       (4)    03-06-03
             US$    500,000,000   47th      No 107, 139, 194, 257 and 281          08-30-02  US$    6,750,000       (5)    02-28-03
             US$    500,000,000   48th      No 107, 139, 194, 257 and 281          08-30-02  US$   60,750,000       (6)    05-27-03
             US$    500,000,000   49th      No 107, 139, 194, 257 and 281          08-30-02  US$   60,750,000       (7)    05-28-03
             US$    500,000,000   50th      No 107, 139, 194, 257 and 281          09-09-02  US$  135,000,000       (8)    03-06-03
             US$    500,000,000   51st      No 107, 139, 194, 257 and 281          12-09-02  US$   50,000,000       (9)    03-06-03


             (1)  Accrues interest at the 180-day LIBOR plus 2% per annum.
             (2)  Accrues interest at the 180-day LIBOR plus 2.50% per annum.
             (3) Accrues interest at the 90-day LIBOR plus interest between 1.65% and 2.90% per annum.
             (4)  A Class issued at a discount rate of 2.80% per annum.
             (5)  A Class issued at a discount rate of 2.53% per annum.
             (6)  A Class issued at a discount rate of 2.65% per annum.
             (7)  A Class issued at a discount rate of 2.65% per annum.
             (8)  A Class issued at a discount rate of 2.39% per annum.
             (9)  A Class issued at a discount rate of 1.82% per annum.


          The principal and interest accrued of these liabilities as of December 31, 2002, net of discounts, totals 2,388,041, and was used to fund consumer and mortgage loans and to grant loans to companies established in Argentina for investment in physical assets, working capital or restructuring of liabilities, loans to financial institutions and for the purchase of government securities, in accordance with BCRA regulations effective as the date of issuance of such series of corporate bonds.

     c)   Authorization of new issues of Corporate Bonds

          On June 26, 1998, the Bank's Special Shareholders' Meeting approved, in compliance with the resolutions of the Regular Shareholders' Meeting held on December 13, 1996, that overall maximum amount for the issuance of corporate bonds be increased from US$ 500 million to US$ 1,000 million which may be used for any of the following: (a) increase the amount of the Short-Term Securities Program from US$ 500 million to a maximum of US$ 900 million and (b) increase the amount of Medium-Term Securities Program to US$ 2,000 million.

          The Regular General Shareholders' Meeting held on December 3, 1999, approved, among other things, the creation of a Medium-Term Global Program for the issuance and placement of unsecured corporate bonds not convertible into shares, for a maximum nominal value outstanding at any time of up to US$ 500 million; this program would not be offered publicly.

          In addition, the Regular and Special General Shareholders' Meeting held on April 27, 2001, approved that the duration of the Short-term Corporate Notes Global Program for a maximum nominal value


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          outstanding at any time of up to US$ 500 million be extended for a further five years counted as from the approval of the CNV, which was granted on June 21, 2001, by Certificate No. 281.

          On May 29, 2002, the Regular and Special Shareholders' Meeting approved, among other things, setting up a Short- and Medium-term Global Program for the issuance and placement of simple corporate bonds not convertible into shares, for a maximum nominal value outstanding at any given time of up to US$ 250 million, that would replace the Short-term Global Program for the issuance and placement of corporate bonds for a maximum nominal value outstanding at any given time of up to US$ 500 million.

          Subsequent to December 31, 2002, the Bank issued the tenth and eleventh series of Corporate Bonds for a total amount of US $123, 208, 200 and US $1,555,100 respectively, within the Short and Long Term Corporate Bond Global Issuance Program for an amount of US $1,000 million. Such issues were approved by the Management's Board in its meeting of November 25, 2002, in the exercise of the faculties delegated by the Special Shareholders' Meeting of June 26, 1998.
          Such series were in force as the date of issuance of these financial statements.

          The proceeds in principal of these placements was applied to grant consumer and mortgage loans and financing to companies located in Argentina for investment in property, plant and equipment, addition to working-capital, or debt refinancing, interbank loans and the acquisition of government securities, in accordance with BCRA regulations effective upon the issuance of these securities.


6. DIFFERENCES BETWEEN CENTRAL BANK STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE CIUDAD AUTONOMA DE BUENOS AIRES

     a) As disclosed in notes 1.2.b), and 3.4 c) during the fiscal year ended December 31, 2001 and, as provided by Decree No. 1387/01, on November 6, 2001, the Bank swapped with the Federal Government securities, bonds, and Treasury Notes (classified and valued as "Investment accounts" under BCRA accounting standards) -with a book value as of such date of US$ 437,486 thousands, for a nominal value of US$ 439,039,238. As of December 31, 2002 and 2001, such loans were recorded in the "Loans - To the nonfinancial public sector" account in the amount of 895,400 and 1,175,323, net of discounts, respectively.

          As of December 31, 2002 and 2001, in accordance with the Argentine professional accounting standards in force, the valuation of the loans mentioned in the previous paragraph should be carried out, considering the respective listed price value of the swapped securities as of November 6, 2001, which as from that date on, are considered as transaction cost plus the respective interests accrued up to fiscal year-end.

     b) As disclosed in note 1.2.a), as of December 31, 2002, the Bank allocated to stockholders' equity the amount of 867,507 from the "Unrealized valuation difference" account related to the portion of the compensation received under sections 28 and 29 of Decree No. 905/02 of the Federal Executive. Such


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          amount relates to the recognition of 40% of the net position in foreign currency as of December 31, 2001. Under the generally accepted accounting principles in Argentina, as of December 30, 2002, such amount should have been charged to income for the fiscal year.

          In addition, BCRA Communique "A" 3800 provided the possibility, at the option of the Bank, of absorbing the losses for the current fiscal year with contra to the account "Unrealized valuation difference". The Bank availed itself of this option and absorbed 845,260, subject to approval being given by the Shareholders' Meeting together with the approval of the financial statements as of December 31, 2002. Such absorption of losses is disclosed in the individual and consolidated statements of income and in the statement of changes in stockholders' equity. Such movement should have been included only in the statement of changes in stockholders' equity.

     c) As of December 30, 2001, the Bank classified part of its holdings of Federal Government Securities and certain assets in federal government securities assigned to repurchase agreements as "holdings in investment accounts" for a total of 390,567. The listing value as of December 31, 2001 of such assets amounted to 391,212.

          According to the professional accounting standards in force in Argentina, the valuation of the listed federal government securities mentioned in the preceding paragraph should be carried out in accordance with the listed prices net of the estimated expenses necessary for sale, charging the listed prices differences to income of the fiscal year.

     Consequently, the stockholders' equity as of December 31, 2002, and 2001, would have decreased by 278,866 and 557,169, respectively. Meanwhile, the losses for the fiscal years ended December 31, 2002 and 2001, which amounted to 1,955,074 and 22,247, respectively, would have decreased by 1,145,807 and would have increased by 471,944, respectively.

     In addition, as disclosed in notes 3.4.b) as of December 31, 2002, the Bank carries booked under the accounts "Government and Private Securities - Held in investment accounts" for a total of 3,107,021. In addition, and as explained in note 3.4. i), to such date, the Bank has recorded under "Other receivables from financial transactions - Others not included in Debtor Rating Standards" , the federal government securities still to be received to compensate the negative effect on stockholders' equity arising from the conversion to pesos of the credits and obligations denominated in foreign currency for the amount of 1,578,686 to its residual nominal value plus accrued interests receivable. Under Argentine professional accounting principles, the assets mentioned above should be valued at market value. As of the date of approval of these financial statements, the traded volumes of Argentine Republic Treasury Foreign Bills and of BODEN 2012, have not been significant. Accordingly, the market values known to date might not be representative of the effective eventual realization value.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



7.   BREAKDOWN OF THE MAIN ACCOUNTS

     As of December 31, 2002 and 2001, the breakdown of the main accounts included in the Diverse or Others concepts exceeding the 20% of the total is as follows:

                                                                                       2002               2001
                                                                                -----------------     ----------------
     a)   Other receivables from financial transactions - Other not included in
          Debtors Rating Standards:

          Compensation receivable from Federal Government                               1,578,686                 ---
          Participation certificates in unlisted financial trusts                         141,616              94,926
          Seguros de Depositos S.A. - Loans to the Guarantee Fund                           7,715              16,814
          Other                                                                            34,855               8,679
                                                                                     ------------        ------------
                                                                                        1,762,872             120,419
                                                                                     ============        ============

     b)   Other receivables - Other:

          Miscellaneous receivables (1)                                                   985,190             185,887
          Loans and advances to personnel                                                  29,694             105,076
          Prepayments                                                                      14,851              19,362
          Guarantee deposits                                                               18,931               3,350
          Other                                                                               171              10,930
                                                                                     ------------        ------------
                                                                                        1,048,837             324,605
                                                                                     ============        ============

     c)   Deposits - Private nonfinancial sector and foreign residents - Other:

          Reprogrammed deposits adjusted by the CER                                     1,274,652                 ---
          Other deposits                                                                  280,196             502,869
                                                                                     ------------        ------------
                                                                                        1,554,848             502,869
                                                                                     ============        ============


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -




                                                                                       2002               2001
                                                                                -----------------     ----------------
     d)   Other liabilities from financial transactions - Banks and
          international organizations:

          Financing received related to foreign trade transactions                        630,610             830,715
          Other                                                                         1,338,659             483,567
                                                                                     ------------        ------------
                                                                                        1,969,269           1,314,282
                                                                                     ============        ============

     e)   Other liabilities - Other:

          Other payables                                                                  139,807             212,251
          Taxes payable                                                                    10,294              22,099
          Salaries and payroll taxes                                                       30,474              14,081
          Withholdings payable on salaries & wages                                          5,025              11,067
          Other                                                                             8,703               8,135
                                                                                     ------------        ------------
                                                                                          194,303             267,633
                                                                                     ============        ============

     f)   Debit control memorandum accounts - Other:

          Items in safe keeping                                                        17,774,190          19,741,358
          Other                                                                           833,331             609,783
                                                                                     ------------        ------------
                                                                                       18,607,521          20,351,141
                                                                                     ============        ============


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                        ARNALDO L. GOMEZ YICHE                                  Partner
                                           Chief Accountant                      Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -




                                                                                       2002               2001
                                                                                -----------------     ----------------
     g)   Service charge income - Other:

          Insurance management commissions                                                 45,167             100,824
          Commissions on credit, debit and similar cards                                   21,286              81,612
          Securities management commissions                                                17,920              40,461
          Lease of safety deposit boxes                                                     6,459               9,470
          Collection commissions                                                            5,668              17,769
          Account maintenance commissions                                                     458               9,960
          Other                                                                            52,694              42,839
                                                                                     ------------        ------------
                                                                                          149,652             302,935
                                                                                     ============        ============

     h)   Service charge expense - Other:

          Turnover Tax                                                                     10,458              35,775
          Other liability commissions                                                       8,107                 ---
          Other                                                                             3,582               9,714
                                                                                     ------------        ------------
                                                                                           22,147              45,489
                                                                                     ============        ============

     i)   Operating expenses - Other operating expenses:

          Leases                                                                           36,570              46,341
          Property and equipment depreciation                                              56,410              71,744
          Amortization of organization and development expenses                            43,280              73,528
          Electric power and communications                                                21,503              33,009
          Security services                                                                14,431              25,730
          Other                                                                            28,525              42,294
                                                                                     ------------        ------------
                                                                                          200,719             292,646
                                                                                     ============        ============



                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


                                                                                       2002               2001
                                                                                -----------------     ----------------
     j)   Other income - Other:

          Adjustment and interest on other receivable                                      25,239               7,687
          Other asset transaction results                                                   3,854                 680
          Other                                                                            18,451              14,770
                                                                                     ------------        ------------
                                                                                           47,544              23,137
                                                                                     ============        ============

     k)   Other Expense - Other:

          Accidents                                                                         1,460              12,094
          Fixed Assets Transactions and Others                                              3,829              21,162
          Other                                                                            34,521              26,549
                                                                                     ------------        ------------
                                                                                           39,810              59,805
                                                                                     ============        ============

      (1) See Note 1.2.e)


8.   INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

     The Bank determines the accounting charge for income tax by applying the current 35% tax rate to the estimated taxable income for the year, without taking into account the effect of temporary differences between book and taxable income. In addition, the Bank determines the tax on minimum presumed income by applying the rate of 1% on computable assets as of year-end. Law No. 25,063 provides in respect of institutions governed by the Financial Institutions law, that such institutions should take, as the taxable base for the purpose of tax on minimum presumed income, 20% of their taxable assets, before deducting those assets defined as non-computable. This tax is supplementary to income tax. The Bank's tax obligation in each tax year shall be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given tax year, such excess may be considered as a prepayment on account of any excess of income tax over tax on minimum presumed income that may arise in any of the ten subsequent tax years.

     In the fiscal year ended as of December 31, 2002, the Bank has estimated a net operating loss in the income tax and accordingly, does not include any charge for such tax in the Statement of Income. The above-

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     mentioned net operating loss represents a contingent asset, estimated at the current tax rate, of approximately 688,000. In addition, the Bank has determined a charge for tax on minimum presumed income for approximately 27,100, which was capitalized under the "Other Receivables - Miscellaneous receivables" account.

     The established net operating loss shall be able to be applied to compensate future taxable incomes up to the year 2007. In each fiscal year in which a compensation of such net operating loss is verified, the concretion of the tax benefit (effect of the current rate on the used net operating loss) will take pace if the income tax (net of compensation) were equal or superior to the tax on minimum presumed income, but it will be reduced by any surplus of this on the income tax.

     On the other hand, as of December 2001, the Bank estimated the existence of the net operating loss on the income tax and has established a charge for the tax on minimum presumed income of 18,500 (expressed in currency as of December, 2001), which was recorded under "Other receivables-Miscellaneous".

     As of December 31, 2002, and 2001, the tax on minimum presumed income credit amounted to 62,000 and 76,164 respectively, and was capitalized under the "Other Receivables - Miscellaneous receivables" account.


9.   RESTRICTIONS ON ASSETS

     a) As of December 31, 2002 and 2001, there are liabilities owed to the "Banco de Inversion y Comercio Exterior" (Investment and Foreign Trade
          Bank) totaling 13,722 and 11,581 respectively, secured by promissory notes from the Bank's loan portfolio.

     b) As of December 31, 2002 and 2001, the "Government and private securities - Unlisted government securities" account includes tax credit certificates in the amount of 83,318 and 125,035, respectively, which may be used to settle certain tax obligations as from the year beginning January 1, 2003, in accordance with the limitations established by Decrees No 979/01, 1657/02 and 2243/02. The General Resolution (AFIP) No 1433 (B.O. 4/02/2003) established the procedure to carry out the use of such certificates originated in Decree No 979/01.

     c) As of December 31, 2002, the "Government and Private Securities - Holdings in investment accounts" includes Federal Government Securities in US$ Libor 2012 (BODEN) for 2,498,582 received in compensation for the asymmetric pesification of assets and liabilities. These lack of free availability owing to the fact that to date, the final validation regarding the total compensation the Bank has to receive is still pending on the side of the B.C.R.A.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



     d) As of December 31, 2002, under "Loans-To the nonfinancial Public Sector", includes operations of Guaranteed Loans for an amount of 950,366 which were given as guarantees of the advances in account received from the B.C.R.A. for transitory illiquidity situation mentioned in the note 1.2. f).


10.  TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (ART. 33 OF LAW
     N(degree)19,550)

     The balances of transactions with parent, subsidiaries and affiliates as of December 31, 2002 and 2001 are as follows:

     -    Parent (SCH Group)


                                                                                      2002              2001
                                                                                 ---------------- -----------------
          Cash and due from banks                                                      11,743             1,632
          Loans                                                                         ---              96,397
          Other receivables from financial transactions                                40,634           484,573
          Other receivables                                                               506               ---
          Deposits                                                                     19,598           904,944
          Other liabilities from financial transactions                             1,151,803           862,888
          Subordinate Corporate Bonds                                                 551,171               ---
          Credit lines taken (unused portion)                                          36,993               ---
          Credit Contingency Memorandum Accounts - Other guarantees included in
          Debtor Rating Standards                                                         927               ---
          Debit Contingency Memorandum Accounts - Other not included in Debtor
          Rating Standards                                                            908,010               ---
          Credit Contingency Memorandum Accounts - Other included in Debtor
          Rating Standards                                                            251,332           163,808
          Financial income                                                             14,915           132,355
          Financial expense                                                            74,638           309,014
          Service charge income                                                           116               ---
          Service charge expense                                                          736               588


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     - SUBSIDIARIES (Santander Riobank - Grand Cayman - (1) - and subsidiaries, Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A.):

                                                                                      2002              2001
                                                                                 ---------------- -----------------
          Loans                                                                           ---             1,709
          Other receivables from financial transactions                                   845             3,838
          Other receivables                                                                 2                 7
          Deposits                                                                     16,184            54,644
          Other liabilities from financial transactions                                   ---           104,245
          Items in safe keeping                                                        14,841           106,381
          Financial income                                                                ---                72
          Financial expense                                                             4,567             8,639
          Service charge income                                                         2,459               658
          Other income                                                                    125               301


     - AFFILIATE COMPANIES (Banelco S.A., Visa Argentina S.A., Interbanking S.A., Origenes Vivienda y Consumo Compania Financiera S.A., Rio Compania de Seguros S.A., Prestamos de Consumo S.A. and Caminos de las Sierras S.A.):

                                                                                      2002              2001
                                                                                 ---------------- -----------------
          Loans                                                                       176,144           415,604
          Other receivables from financial transactions                                   ---            43,623
          Other receivables                                                                 1                 7
          Deposits                                                                     20,905             3,476
          Other liabilities from financial transactions                                   ---            45,201
          Items in safe keeping                                                         7,071            16,289
          Credit Contingency Memorandum Accounts - Other included in Debtor
          Rating Standards                                                             28,221               ---
          Financial income                                                             11,191             5.605
          Financial expense                                                             5,155             1,720
          Service charge income                                                            24               377
          Other income                                                                    208               253

      (1) See note 2.c).


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



11.  BANK DEPOSIT GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND


     a)   Bank Deposit Guarantee Insurance System

          Law No. 24,485, published on April 18, 1995 and Decree No. 540/95 of the same date provided for the creation of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for value. This system was designed to provide further coverage for risks inherent in bank deposits, as a subsidiary and complementary protection to that afforded by the system of bank deposit privileges and protection created by the Financial Institutions Law.

          This law provided for the creation of a company named "Seguros de Depositos Sociedad Anonima" (SEDESA, Deposit Insurance, Corporation) for the exclusive purpose of managing the Deposits Guarantee Fund. As required by the amendments made by Decree 1292/96, the shareholders of the newly created company are the BCRA (with a minimum of one share) and the trustees appointed in the trust agreement made by financial institutions in such individual proportions as determined by the BCRA in terms of their respective contributions to the Deposits Guarantee Fund.

          The current guarantee of deposit system does not include deposits made by other financial institutions (this includes certificates of deposits acquired in the secondary market), deposits made by individuals related to the bank either directly or indirectly, certificates of deposit in securities, acceptances or guarantees and, lastly, deposits made after July 1, 1995 and through September 17, 1998 at a rate two or more percentage points per annum above that offered by the Banco de la Nacion Argentina for equivalent terms and, since the latter date, at a rate two or more percentage points per annum above the rolling average for the last five days of deposit rates for an equivalent term as found by the survey conducted by the BCRA. Communique "A" 2399 of the BCRA of December 15, 1995 extended the stated grounds for exclusion from the system to include negotiable certificates of deposits acquired by endorsement and deposits obtained through systems offering other incentives in addition to agreed-upon interest rates.

          The above trust was created in August, 1995. As of December 2000, the Bank has a 10.1132% interest in it.

          Communique "A" 2337 of the BCRA, issued on May 19, 1995, notified financial institutions that the rules relating to the application of the guarantee system had been approved and put into effect as from April 18, 1995.

          The Federal Executive, by Decree No 1127/98 dated September 24, 1998, increased the reimbursement guaranty provided by Decree 540/95 to the amount of 30, regardless of the term for which the deposit is made. Deposit for amounts exceeding 30 are also covered by the guaranty system but only up to such amount. The BCRA may decide to change the amount covered by the guaranty system at any time and

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          provided it shall be applied to all system participants, on the basis of the developments in the Argentine financial system consolidation process and any other indicators the BCRA may consider appropriate.

          On January 21, 2000, the BCRA issued Communique "A" 3064 that set the normal contribution to the deposit guarantee insurance system at 0.015% effective as from the contributions due for January 2000, subject to the banks executing with SEDESA agreements for loans earmarked for the Deposit Guarantee Fund in the conditions provided in such Communique. Subsequently, through Communique "A" 3153 of August 24, 2000, the BCRA abrogated, as from the contributions related to September 2000, the requirement to execute loan agreements with SEDESA. However, previous loan agreements will remain in effect under originally agreed-upon terms and conditions until their respective repayments. On November 9, 2001, through Communique "A" 3358, the BCRA decided to reestablish the regular contribution to the deposits guaranty fund at 0.03%, effective for contributions due in December 2001.

          As of December 31, 2002 and 2001, the Bank has granted loans to SEDESA amounting to 7,715 and 16,814 respectively, which are booked under the account "Other receivables from financial transactions - Other not included in Debtor Rating Standards".

     b)   Bank Liquidity Fund

          On December 26, 2001, Decree No. 32/01 provided for the creation of the Bank Liquidity Fund in order to inject liquidity into the banking system, according to the scope established therein. Such Fund will be managed by SEDESA, which will act as trustee.

          Financial institutions authorized to operate in Argentina shall contribute to such fund through subscribing class "A" Participation Certificates for an amount equivalent to 5% of the average daily balances of deposits made by the non-financial private sector in each bank as of November 2001, as determined by the BCRA. Such contribution may be increased by up to 50%. Subsequently, through a Communique issued on December 28, 2001, the BCRA decided to increase such contribution to 6%. Therefore, on January 2, 2002, the Company contributed US$ 306,581 to the above Fund.

          On February 22, 2002, through Communique "A" 3487, the BCRA set the contribution to the Bank Liquidity Fund at 1.90%, and provided that the amounts contributed may be deducted from the minimum cash requirement. Subsequently, on March 15, 2002, the BCRA, through Communique "A" 3513, decided to set the contribution to the Bank Liquidity Fund at 3.50%.

          On May 15, 2002, the amount of 242,148 contributed by the Bank to the Bank Liquidity Fund was reimbursed to the Bank by the BCRA.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



12.  FIDUCIARY ACTIVITIES

     Banco Rio de la Plata S.A. is the trustee for the trusts described below and in no case is the Bank liable with its own assets for the commitments undertaken in the performance of the trusts; such liabilities will only be serviced with and up to the sum of the trust corpus assets and the proceeds from such assets.

     a)   "PEGASUS - CLASS B" Financial Trust Agreement

          Through Resolution No. 11,595 dated January 16, 1997, the CNV granted approval for the global program for the issuance of securities and participation certificates for a maximum amount of US$ 300 million under the "PEGASUS" Financial Trust Agreement to mature in five years as from the CNV's approval date of the program. On July 17, 1997, debt securities were issued with a total nominal value of US$ 20 million, which was fully subscribed.

          The PEGASUS-CLASE B financial trust corpus assets were made up by the following financial assets:

          - Medium-Term Argentine Treasury Bonds (BONTES), accruing interest at an 8.75% rate, maturing on May 9, 2002 for a total nominal value of US$ 20 million.

          - Cash Flow Exchange agreement on the basis of a basket of Latin American Stock Exchange Indexes.

          As a result of the events mentioned in note 1.1., under Decree No. 471/02, the BONTES were converted into pesos at the ARS 1.40 = USD 1 exchange rate, plus the CER, and a new interest rate was set for these debt securities, for adjustment purposes. Afterwards, on May 9, 2002, the default on the BONTES principal and interest service payments caused the setting up an allowance covering the full BONTES amount as of March 31, 2002. Unanimous Meeting of Class B Debt Bond holders held on July 3, 2002, approved the termination and subsequent liquidation of the trust. Such liquidation was made effective on September 2, 2002, by distributing among holders the remaining assets net of any expenses derived from such process, in proportion to their related holdings.

     b)   INMOBILIARIO Fideicomiso Financiero (Real Property Financial Trust)

          Through Resolution No. 11,511 dated November 14, 1996, the CNV (Argentine National Securities Commission) authorized the public offering of certificates of participation in the financial trust INMOBILIARIO Fideicomiso Financiero (Real Property Financial Trust) under a global program for a maximum outstanding amount of US$ 200 million, with a five-year term, under the system governed by Law No. 24,441 and CNV General Resolution No. 368.

          The former Banco Tornquist S.A. was authorized to act as trustee for any financial trusts to be organized under the Program; as a consequence of the merger, the Bank assumed this trustee capacity with authorization granted by the CNV by Resolution No. 13,456 dated July 6, 2000. The financial trusts have


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          a minimum term of 180 days and a maximum term of fifteen years and are secured exclusively by the mortgage receivables transferred to the trusts by the bank in exchange for the proceeds of subscribed Certificates of Participation, which does not preclude covering certain series with additional sureties or other guaranty systems.

          When applying for the authorization mentioned above, the former Banco Tornquist S.A. also requested authorization for the issuance of Series I of the Certificates of Participation for an amount of up to US$ 23 million distributed into four classes of certificates that fall due upon repayment of the last installment of the longest-lasting underlying loan (in year 2003) or the last late payment collected, whichever latest; the return on such securities may be fixed or variable, depending on the class. All sums collected by the trust from the collection of loan payments and income from short-term investments of temporary excess liquidity shall be allocated to the different classes beginning with "A" and then to the other classes in order. The Bank guarantees holders of Class "B" certificates that they will collect the monthly services as per the notional flow of funds. The Board of Directors of the former Banco Tornquist S.A., in its meeting of October 25, 1999, decided to grant personal surety to the holders of class "A" and "C" certificates guaranteeing payment of monthly service payments thereto under agreed-upon conditions.

          On November 15, 1996, the Board of Directors of the former Banco Tornquist S.A. approved granting the Trust the Option for the Assignment of Credits, which was effected on November 28, 1996, for a nominal value of US$ 20,760,000. Accordingly, Series I of the certificates of participation in the Fideicomiso Financiero INMOBILIARIO was issued comprising Class "A" in the amount of US$ 13,845,000; Class "B" in the amount of US$ 3,453,000; Class "C" in the amount of US$ 1,731,000, and Class "D" in the amount of US$ 1,731,000. The returns for certificates Class "A" and "C" were set at 9.5% and 11%, respectively.

          According to the last Financial Statements available to date, checked by another Auditor, as of September 30, 2002 and 2001, the equity and the results corresponding to the Series I of the Financial Trust mentioned above is as follows:

                                                 2002 (*)           2001 (*)
                                              ---------------     --------------

                    -   Assets                       81               2,352
                    -   Liabilities                  66                 372
                    -   Owners' Equity               15               1,980
                    -   Loss                       (570)              (341)


          As of September 30, 2002 and 2001, the value of Series I was as follows: Class "A": 15 and 4,318; Class "B": 0 ; Class "C": 0 and Class "D": 0, respectively.

          (*) Figures expressed in currency as of September 30, 2002.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



     c)   "EDIFICIO LA NACION" Financial Trust

          On May 8, 2000, the Board of Directors approved setting up a financial trust as direct mutual fund named "EDIFICIO LA NACION" to issue debt certificates and/or participation certificates for a nominal amount of US$ 45 million as provided for in Law No. 24,441 and CNV General Resolution No. 368.

          Through Resolution No. 13,503 dated August 10, 2000, the CNV approved:
          (a) setting up a financial trust named "EDIFICIO LA NACION" organized as a direct mutual fund by Banco Rio de la Plata S.A. as trustee; and
          (b) issuing debt securities and certificates of participation under the "Fideicomiso Financiero EDIFICIO LA NACION - Fondo de Inversion Directa" for a nominal amount of US$ 27 million and US$ 18 million, respectively.

          The object of the trust is to build and sell an office building located in the property currently used by "La Nacion" newspaper.

          The underlying assets of the financial trust is represented by the following assets:

          -    Funds from the placements of the instruments issued.
          - The property in which offices will be built, the constructions, equipment and facilities to be added.
          - The receivables and funds resulting from the sale and/or lease of the units.
          - The rights resulting from the work for service and other agreements executed by the trustee.

          The definitive term of the trust is five years as from the date in which it is definitely set up and it may be extended up to a maximum ten-year term as from organization date.

          The corpus assets are the only means for repaying the debt securities and certificates of participation.

          Consequently, on January 29, 2001, the debt securities and certificates of participation were subscribed in the amounts of US$ 26,580,000 and US$ 17,720,000, respectively.

          According to the last Financial Statements available to date, checked by another Auditor, as of September 30, 2002 and 2001, the equity situation and the statements of income of the Financial Trust were as follows:


                                                 2002 (*)           2001 (*)
                                              ---------------     --------------


                    -   Assets                  138,031             104,421
                    -   Liabilities              62,731              83,699
                    -   Owners' Equity           75,300              20,722
                    -   Income                   38,970               1,103

          (*) Figures expressed in currency as of September 30, 2002.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          d)   Other trusts

          As of December 31, 2002, the Bank is also trustee of the following trusts:

                                            Trust                                            Amount of the
                                          inception                                           Underlying
                  Description               date                 Underlying Assets                Assets         Kind of Trust
          ---------------------------  ---------------  ----------------------------------  ---------------  --------------------
          Complejo Penitenciario II     05.08.98         Marcos Paz Penitentiary Complex     102,230         Administration
                                                         of Buenos Aires Province                            Trust

                                                         Rights stemming from toll
          Caminos de las Sierras S.A.   08.07.98         collection                           92,290         Guaranty Trust

          BERSA                         06.11.99         Subordinate Debt Securities          18,046         Guaranty and Safe
                                                                                                             Keeping Trust

          Correo Argentino S.A.         09.17.99         Shares and rights                    99,000         Collection Rights
                                                                                                             Assignment Trust

          Servicios Viales S.A.         12.23.00         Rights stemming from toll            30,000         Collection Rights
                                                         collection                                          Assignment Trust

          Credito Actual                09.07.01         Rights, shares and guarantees        14,000         Guaranty Trust

          Envases del Plata S.A.        05.06.02         Rights, shares, securities and        (1)
                                                         interest                                            Guarantee Trust

     (1)  The amount of the underlying assets is determined in relation to the sales of the society.



13.  DERIVATIVE FINANCIAL INSTRUMENTS

     As of December 31, 2002, the Bank has put options purchased for the amount of 64,118. Additionally, the Bank has call options sold for the amount of 26,745. These options are included in "Debit Derivative memorandum accounts" under "Notional value of put options purchased", and "Derivatives credit memorandum accounts" under "Notional value of call options sold", respectively.

     On the other hand, as of December 31, 2001, the Bank had call and put options purchased for 791 and 95,201, respectively. These options are recorded under "Debit Derivative memorandum accounts", under "Notional value of call options purchased" and under "Notional value of put options purchased", respectively.

     In addition, as of December 31, 2001, the Bank has call options sold for 17,333 and put options sold for 217,941. These options are under "Credit Derivative memorandum accounts", under "Notional value of call options sold" and "Notional value of put options sold", respectively.

     All the options were recorded under the criteria described in the note 3.4.o), in accordance with the existing B.C.R.A. standards.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     The premiums charged for such instruments not accrued at fiscal year-end for 33 are under the "Other liabilities from financial transactions - Premiums for options sold" account and were valued according to the Black & Scholes method. Such method is accepted by the BCRA as a reasonable method for valuation since these ones do not have a listed price value in the local or a foreign market.

     As of December 31, 2002 and 2001, the Bank entered into two interest-rate swap agreements with the Standard Chartered Bank for a total amount of US$ 9,230,769 and US$ 13,943,917, so as to cover the variable rate payable on financing received from the Inter-American Investment Corporation; these swap agreements expire on October 15, 2006, and November 15, 2004, respectively.

     On the other hand, as of December 31, 2001, the Bank executed an interest-rate swap agreement with Deutsche Bank AG New York Branch, to cover the variable yield accrued by the First Series of Corporate Bonds, for an amount of US$ 200 million, issued by the Bank under Corporate Bond Issuance Global Program for a total amount of US$ 1,000 million.

     Accordingly, these transactions are recorded under the account "Debit Derivative Memorandum accounts - Other" in the amount of 77,936 and 486,389, respectively .

     The Bank had not obtained any significant income or sustained any significant loss from transactions with financial derivative instruments either as of December 31, 2002 and 2001.


14. DEPOSITS PROCURED UNDER THE SYSTEM PROVIDED BY BCRA COMMUNIQUE "A" 2482 AS SUPPLEMENTED

     As of December 31, 2001 the Bank became the obligor in connection with variable-rate certificates of deposit placed under the provisions of BCRA Communique "A" 2482 as supplemented and was assigned the respective hedging financial instrument agreements undertaken with the purpose of fully covering the impact on equity of the changes in the listed price of the financial assets on which such certificates are indexed. Most of such agreements were entered into with SCH Group member entities. The nominal value of these investments as of such date, amounts to 23,969 and they are recorded under the "Deposits - Private nonfinancial sector and foreign residents - Investments Accounts".

     The variable consideration to be paid for the funds procured under this type of transaction amounted to 113 at the end of the fiscal year and are recorded under "Deposits - Private sector and foreign residents - Interest, adjustments and listing differences accrued payable"; such amounts were fully covered by the revenues, in the same amount, from the above mentioned hedging instruments. As of December 31, 2001, hedging devices amounted to 7,772, which are booked under the account "Derivatives credit memorandum accounts - Notional value of call options sold" and were valued according to the criteria described in note 3.4. o).

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     As of December 31, 2002 and 2001, the premiums paid for such instruments amount to 1,880 and 4,097, respectively; such premiums were accrued over the effective term of the above mentioned certificates.

     As of December 31, 2001, the amount to be accrued for such premiums amounted to 2,238 and was booked under "Other receivables from financial transactions - premiums for options purchased".


15.  COMPLIANCE WITH THE REQUIREMENTS OF THE NATIONAL SECURITIES COMMISSION
     (CNV)

     a) Compliance with the requirements to act as agent in the over- the-counter market

          As required under Resolution 368/01 of the CNV, the Bank's equity as of December 31, 2002 and 2001, exceeds the minimum stockholders' equity required under this resolution to act as agent in the over-the-counter market.

     b)   Role of the Bank as Mutual Fund Depositary

          As of September 30, 2002 and 2001, as it arises from the last Financial Statements available to date, checked by another Auditor, in its capacity of depositary of mutual funds, the Bank holds the following items in safekeeping:

                                                                     2002 (****)                             2001 (****)
                                            -----------------------------------------------------------  -------------------
                     Mutual                                 Government     Certificates      Total of         Total of
                      Fund                    Shares        Securities     of Deposits      Investment       Investment
       ------------------------------------ ------------  --------------- --------------- --------------  ------------------
       Superfondo Acciones (*)                  7,607               ---            ---            7,607           19,639
       Super Ahorro $ (*)                       7,000               ---         26,133           33,133          352,948
       Super Ahorro US$ (**)                      ---            63,080         67,881          130,961        1,000,915
       Superfondo 2000 (**)                       ---                70          2,136            2,206            4,783
       Superfondo 2001 (**)                       ---            38,017          3,399           41,416          163,803
       Superfondo 2002 (**)                       129            17,674              4           17,807          105,656
       Superfondo 2003 (**)                       ---             2,074              2            2,076           14,558
       Superfondo US$ Plus (**)                   ---             3,567              1            3,568           13,208
       Superfondo MIX III(**)                     ---               645              1              646            8,657
       Superfondo Mix I (***)                     ---               ---            ---              ---              ---
       Superfondo Renta Variable (*)            3,297               ---            ---            3,297            4,755
       Superfondo Renta
       Latinoamerica (**)                         ---             3,267              2            3,269           16,018
       Superfondo Renta $ (*)                     ---               560            ---              560           11,307


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -




                                                                     2002 (****)                             2001 (****)
                                            -----------------------------------------------------------  -------------------
                     Mutual                                 Government     Certificates      Total of         Total of
                      Fund                    Shares        Securities     of Deposits      Investment       Investment
       ------------------------------------ ------------  --------------- --------------- --------------  ------------------
       Superfondo Latinoamerica (**)            6,499               ---              1            6,500           16,172
       Superfondo Ahorro US$ (**)                 ---             1,150          2,714            3,864           10,499
       Superfondo America (**)                    ---               ---         21,046           21,046            2,796
       Superfondo Europa (**)                  66,694               ---             31           66,725           42,501


          (*) Argentine peso investment portfolio.
          (**) Foreign currency investment portfolio switched into Argentine pesos at the exchange rate effective as of each period-end.
          (***) This fund initiated its operations on September 30, 2002 and its equity is made up of a capital contribution.
          (****) Figures expressed in currency as of September, 30, 2002.

          Taking into account the situation described in note 1, the CNV, through General Resolution No. 384, dated December 28, 2001, authorized the mutual fund manager companies to settle the redemptions requested from them out of their securities in portfolios, under the criteria established in Section No. 18, Decree No. 174/93. Therefore, the Bank's Management, in its meeting of December 28, 2001, provided that: (a) the assets comprising the portfolio of the Superfondo Ahorro US$ F.C.I., Super Ahorro US$ F.C.I. and Super Ahorro ARS F.C.I. funds be grouped based on liquidity while safeguarding the rights of shareholders; (b) the liquid assets comprising the portfolio of the above mutual funds be used to settle redemptions in proportion to each shareholder's investment holding; and (c) that, should it be required by shareholders, illiquid assets in portfolio be used to settle redemptions in kind in proportion to each shareholder's investment holding.


16.  EMPLOYER'S CONTRIBUTION TO THE BANK EMPLOYEES' SOCIAL SECURITY INSTITUTE
     (ISSB)

     The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the above mentioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996). In addition, by Decree No. 336/98 of March 26, 1998, the Federal Executive confirmed the total elimination of the Bank Employees' Social Security Institute and the establishment of a new institution (Argentine Bank Employees' Health Plan - OSBA), which is not a successor entity of such Institution.

     During 1997 and 1998, the Argentine Bank Association and the Argentine Bank Employees' Health Plan (OSBA) have made different filings with the court to declare the above mentioned decrees unconstitutional and restore the Bank's obligation to make contributions.


                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



     Although, the Bank and Banco Santander S.A. of Argentina (currently merged with Banco Rio) requested an injunction. In this regard, the federal courts of original jurisdiction Nos. 4 and 6, through judgements Nos. 5918 and 208 of December 15, 1998, sustained the actions started and declared the validity of Decree No. 336/98 and thus, the OSBA is not a successor entity of the Bank Employees' Social Security Institute and that the OSBA cannot make any claim from Banco Rio de la Plata S.A. as from July 1, 1997, for the payment of the contribution established in point (f) of Section No. 17 of Law No. 19,322.

     According to the Bank's management and legal counsel, there are grounds to consider that the above mentioned contribution has been eliminated and, therefore, all the requirements derived from the Decrees mentioned above have been met.


17.  RESTRICTION ON EARNINGS DISTRIBUTION

     a) In accordance with Communique "A" 3574, the BCRA suspended distribution of dividends for a term to be established by such institution.

     b) As mentioned in the note 3.4 b), the Communique "A" 3785 from B.C.R.A allowed the record of Federal Government's Bonds received as compensation as holdings in investment accounts to its technical value, limiting the distribution of dividends in cash to the income-loss which exceed the difference between the book value and the listing of these bonds recorded during the month of the end of the fiscal year.


18.  PUBLICATION OF THE FINANCIAL STATEMENTS

     In accordance with Communique "A" 760 of the BCRA, no prior approval of this entity is required for the publication of these financial statements.


19.  ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

     These financial statements and the consolidated financial statements (included with the supplementary information) are presented on the basis of the standards of the BCRA and, except for the matter mentioned in note 6 to the financial statements, in accordance with accounting principles generally accepted in Ciudad Autonoma de Buenos Aires, Argentine Republic.

                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



     Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Ciudad Autonoma de Buenos Aires, Argentine Republic may not conform with generally accepted accounting principles in other countries.

     The effects of the differences, if any, between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the financial statements may be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements other than Argentina.





                                                                                Signed for identification purposes
                                                                                 with our report dated 02-20-2003
                                                                                    DELOITTE & Co. S.R.L.
     ENRIQUE CRISTOFANI                     NORBERTO RODRIGUEZ                     (Comercial Society Record
Chairman and General Manager          Controller and Administration             C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)
                                                 Manager



                                                                                             ALBERTO BANDE
                                         ARNALDO L. GOMEZ YICHE                                 Partner
                                            Chief Accountant                     Certified Public Accountant U.B.A.
                                                                                C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                and for the Statutory Audit Committee


Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit A


                   DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


------------------------------------------------------------------------------------------------------------------------------------
                                                                                 HOLDINGS
                                                                                 --------------------------
                                                                                   2002             2001   POSITION
                                                                                 --------------------------
                           DESCRIPTION                            IDENTIFICATION                           WITHOUT OPTIONS   FINAL
                                                                                  MARKET    BOOK    BOOK   OPTIONS          POSITION
                                                                                  VALUE   BALANCE  BALANCE
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------
                  LISTED GOVERNMENT SECURITIES
------------------------------------------------------------------

Holdings in investment account
 In Foreign Currency
 -External bills of the Argentine Republic in U.S. Dollars - 2.98%      --     (1)     343,092            343,092   --      343,092
 -External bills of the Argentine Republic in U.S. Dollars - 4.95%      --     (1)     265,347            265,347   --      265,347
 -Federal Government Bonds in U.S. Dollars - 2012 - 2% - (BODEN 2012)   --     (1)   2,498,582          2,498,582   --    2,498,582
                                                                                     ----------------------------------------------
                 Subtotal in investment account                                      3,107,021 390,567  3,107,021   --    3,107,021
                                                                                     ----------------------------------------------


Holdings for trading or financial transactions
 Local
 In Pesos
 -Savers compensation Bonds in pesos maturing 02/03/2007 -
  2% adjusted by CER                                                    --   2,239       2,239                254   --          254
 -U.S. Dollar Bond for settling obligations of the Province
  of Buenos Aires - 2004 - 6% - Pesified                                --     180         180                180   --          180
 -Tax Credit Certificates                                               --     307         307                307   --          307
 -Buenos Aires City Government Bonds in local currency - 2004           --     652         652                652   --          652
 -Debt consolidation bonds in local currency - Series 1          ARPRO13d=ME    99          99                 99   --           99
 -Goverment Bonds in U.S. Dollars, Series VII at surveyed
  market-average rate plus 5,8%                                         --     206         206                206   --          206
 -Debt consolidation bonds in U.S. Dollars - Series 3           ARBOCOD3d=ME    72          72                 72   --           72
 -External Bonds of the Argentine Republic - 1992                ARBX923d=ME 1,270       1,270              1,270   --        1,270
 -Medium-term Treasury Bonds - 2002                               ARBT23d=ME    72          72                 72   --           72
 -Long-term Treasury Bonds -2027                                 ARBON43d=ME   153         153                153   --          153
 -Fixed-rate Treasury Notes - 2003 - 11.75% - Pesified           ARBON33d=ME   260         260                260   --          260
 -Treasury Notes U.S. Dollars - Pesified 1,40                           --      74          74                 74   --           74
 -Other                                                                        298         298                300   --          300
 In Foreign Currency
 -Savers compensation Bonds in U.S. Dollars maturing
  08/03/2012 -Libo 6M                                                   --   8,408       8,408              8,136   --        8,136
 -Guaranteed Bonds of the Argentine Republic at a
  fixed rate in U.S. Dollars                                     ARPARD3d=ME 5,263       5,263              5,263   --        5,263
 -Savers compensation Bonds in U.S. Dollars maturing
  05/03/2005 -Libo 6M                                                   --   2,535       2,535              2,541   --        2,541
 -Global External Bonds of the Argentine Republic - 2006 - 11%          --     240         240                240   --          240
 -Global External Bonds of the Argentine Republic - 2008        ARGD83D3d=ME 3,311       3,311              3,311   --        3,311
 -Global External Bonds of the Argentine Republic - 2009         ARGL093d=ME   134         134                134   --          134
 -Global External Bonds of the Argentine Republic - 2017         ARBGL53d=ME   339         339                359   --          359
 -Global External Bonds of the Argentine Republic - 2003          ARBGL3d=ME   130         130                130   --          130
 -Global External Bonds of the Argentine Republic - 2012                --     150         150                133   --          133
 -Global External Bonds of the Argentine Republic - 2015         ARGL153d=ME   160         160                160   --          160
 -External bills of the Argentine Republic in
    U.S. Dollars - 4.95%                                                --   1,416       1,416              1,416   --        1,416
 -External bills of the Argentine Republic in
    U.S. Dollars - 2.98%                                                --     824         824                824   --          824
 -Other                                                                        503         503                507   --          507
                                                                                     -----------------------------------------------
     Subtotal holdings for trading or financial transactions                            29,295   6,564     27,053   --       27,053
                                                                                     -----------------------------------------------
                                                                                     -----------------------------------------------
               TOTAL LISTED GOVERNMENT SECURITIES                                    3,136,316 397,131  3,134,074   --    3,134,074
                                                                                     ===============================================

------------------------------------------------------------------
                 UNLISTED GOVERNMENT SECURITIES
------------------------------------------------------------------

Local
 In Pesos
 -Tax Credit Certificates                                               --     --       86,971             86,971    --      86,971
 -Treasury Bills to settle obligations of Buenos Aires Province
  - Series B                                                            --     --        1,760              1,760    --       1,760
 -Bills to settle obligations Provincies                                --     --          638                638    --         638
                                                                                     -----------------------------------------------
                                                                                     -----------------------------------------------
              TOTAL UNLISTED GOVERNMENT SECURITIES                                      89,369 549,053     89,369    --      89,369
                                                                                     ===============================================
                                                                                     -----------------------------------------------
                   TOTAL GOVERNMENT SECURITIES                                       3,225,685 946,184  3,223,443    --   3,223,443
                                                                                     ===============================================
------------------------------------------------------------------------------------------------------------------------------------

     ENRIQUE CRISTOFANI                 NORBERTO RODRIGUEZ                   Signed for identification purposes
Chairman and General Manager    Controller and Administration Manager        with our report dated 02-20-2003
                                                                                   DELOITTE & Co. S.R.L.
                                                                                (Commercial Society Record
                                                                              C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                ARNALDO L. GOMEZ YICHE                                 ALBERTO BANDE
                                   Chief Accountant                                       Partner
                                                                             Certified Public Accountant U.B.A.
                                                                             C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                             and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit A
                                                                        (Cont'd)


                   DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


------------------------------------------------------------------------------------------------------------------------------------
                                                                                 HOLDINGS
                                                                                 -------------------------
                                                                                   2002             2001   POSITION
                                                                                 -------------------------
                           DESCRIPTION                            IDENTIFICATION                           WITHOUT OPTIONS   FINAL
                                                                                  MARKET    BOOK    BOOK   OPTIONS          POSITION
                                                                                  VALUE   BALANCE  BALANCE
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------
             INVESTMENT IN LISTED PRIVATE SECURITIES
------------------------------------------------------------------
Other debt securities
Local
 In Foreign Currency
 -Banco Hipotecario Nacional S.A. - 2006                           AR6842925=ME       432      432             432    --        432
 -Metrogas S.A.                                                         --             63       63              63    --         63
 -Supermercado Norte S.A. - 2004                                   AROSPX13=BA        286      286             286    --        286
 -Transener 2008                                                        --             57       57              57    --         57
 -Y.P.F. S.A. 8%                                                                      101      101             101    --        101
 -Y.P.F. S.A. in U.S. Dollars                                           --             69       69              69    --         69
 -Other                                                                               206      206             206    --        206
                                                                                         -------------------------------------------
                 Subtotal Other debt securities                                              1,214  14,654   1,214    --      1,214
                                                                                         -------------------------------------------
Equity securities
 Local
 In pesos
 -Metrovias S.A.                                                        --            299      299             299    --        299
 -Quickfood S.A.                                                        --             95       95              95    --         95
 -Other                                                                                12       12              12    --         12
                                                                                         -------------------------------------------
                   Subtotal Equity securities                                                  406   4,141     406    --        406
                                                                                         -------------------------------------------

                                                                                         -------------------------------------------
                    TOTAL PRIVATE SECURITIES                                                 1,620  18,795   1,620    --      1,620
                                                                                         ===========================================
                                                                                         ===========================================
             TOTAL GOVERNMENT AND PRIVATE SECURITIES                                     3,227,305 964,979 3,225,063  --   3,225,063
                                                                                         ===========================================
------------------------------------------------------------------------------------------------------------------------------------

     (1) To the date of issuance of these financial statements, market values might not be representative of the actual realizable value of such securities.


     ENRIQUE CRISTOFANI                 NORBERTO RODRIGUEZ                   Signed for identification purposes
Chairman and General Manager    Controller and Administration Manager        with our report dated 02-20-2003
                                                                                   DELOITTE & Co. S.R.L.
                                                                                (Commercial Society Record
                                                                              C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                ARNALDO L. GOMEZ YICHE                                 ALBERTO BANDE
                                   Chief Accountant                                       Partner
                                                                             Certified Public Accountant U.B.A.
                                                                             C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                             and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit B

          CLASSIFICATION OF FINANCING BY STATUS AND COLLATERAL RECEIVED
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


-------------------------------------------------------------------------------------------------------
                                                                            2002              2001
                                                                    -----------------------------------
--------------------------------------------------------------------
                                 COMMERCIAL LOANS
--------------------------------------------------------------------

-------------------------------------------------
     Normal                                                              5,412,006           9,804,868
-------------------------------------------------                   -----------------------------------
          With senior "A" guarantees and counter-guarantees                  6,385             217,205
          With senior "B" guarantees and counter-guarantees              2,115,510           2,309,287
          Without senior guarantees or counter-guarantees                3,290,111           7,278,376

-------------------------------------------------
     Under Observation                                                     234,266              85,729
-------------------------------------------------                   -----------------------------------
          With senior "A" guarantees and counter-guarantees           ---                  ---
          With senior "B" guarantees and counter-guarantees                 12,137              10,627
          Without senior guarantees or counter-guarantees                  222,129              75,102

-------------------------------------------------
     Under negotiation or with a refinancing agreement                      30,194         ---
-------------------------------------------------------------------------------------------------------
          With senior "A" guarantees and counter-guarantees                    326         ---
          With senior "B" guarantees and counter-guarantees                 16,088         ---
          Without senior guarantees or counter-guarantees                   13,780         ---

-------------------------------------------------
     With Problems                                                       1,085,314              28,054
-------------------------------------------------                  ------------------------------------
          With senior "A" guarantees and counter-guarantees           ---                           98
          With senior "B" guarantees and counter-guarantees                  6,505              12,763
          Without senior guarantees or counter-guarantees                1,078,809              15,193

-------------------------------------------------
     High insolvency risk                                                  232,528             185,453
-------------------------------------------------                  ------------------------------------
          With senior "A" guarantees and counter-guarantees                  1,924               3,947
          With senior "B" guarantees and counter-guarantees                  6,714              28,411
          Without senior guarantees or counter-guarantees                  223,890             153,095

-------------------------------------------------
     Irrecoverable                                                           6,228               9,973
-------------------------------------------------                  ------------------------------------
          With senior "A" guarantees and counter-guarantees           ---                  ---
          With senior "B" guarantees and counter-guarantees                     15         ---
          Without senior guarantees or counter-guarantees                    6,213               9,973

-------------------------------------------------
     Irrecoverable under BCRA standards                                      7,395              19,456
-------------------------------------------------                  ------------------------------------
          With senior "A" guarantees and counter-guarantees           ---                          861
          With senior "B" guarantees and counter-guarantees           ---                        1,338
          Without senior guarantees or counter-guarantees                    7,395              17,257

                                                                   ------------------------------------
                              TOTAL COMMERCIAL LOANS                     7,007,931          10,133,533
                                                                   ------------------------------------
-------------------------------------------------------------------------------------------------------


     ENRIQUE CRISTOFANI                 NORBERTO RODRIGUEZ                 Signed for identification purposes
Chairman and General Manager     Controller and Administration Manager      with our report dated 02-20-2003
                                                                                  DELOITTE & Co. S.R.L.
                                                                               (Commercial Society Record
                                                                             C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                      ARNALDO L. GOMEZ YICHE                          ALBERTO BANDE
                                         Chief Accountant                                Partner
                                                                           Certified Public Accountant U.B.A.
                                                                           C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit B
                                                                        (Cont'd)

          CLASSIFICATION OF FINANCING BY STATUS AND COLLATERAL RECEIVED
                        AS OF DECEMBER 31, 2002 AND 2001
(Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

-----------------------------------------------------------------------------------------------------------------------------
                                                                                           2002                 2001
                                                                                   ------------------------------------------

-----------------------------------------------------------------------------------
                         CONSUMER AND HOME PURCHASE LOANS
-----------------------------------------------------------------------------------

-------------------------------------------------
     Normal                                                                                    1,381,898           4,894,355
-------------------------------------------------                                  ------------------------------------------
          With senior "A" guarantees and counter-guarantees                                          161              13,384
          With senior "B" guarantees and counter-guarantees                                      786,074           2,470,413
          Without senior guarantees or counter-guarantees                                        595,663           2,410,558

-------------------------------------------------
     Inadequate compliance                                                                        96,549             223,722
-------------------------------------------------                                  ------------------------------------------
          With senior "A" guarantees and counter-guarantees                                            3                 309
          With senior "B" guarantees and counter-guarantees                                       75,034             101,358
          Without senior guarantees or counter-guarantees                                         21,512             122,055

-------------------------------------------------
     Deficient compliance                                                                         38,344              64,676
-------------------------------------------------                                  ------------------------------------------
          With senior "A" guarantees and counter-guarantees                                 ---                           26
          With senior "B" guarantees and counter-guarantees                                        8,232              10,814
          Without senior guarantees or counter-guarantees                                         30,112              53,836

-------------------------------------------------
     Difficult to recover                                                                         39,713              64,104
-------------------------------------------------                                  ------------------------------------------
          With senior "A" guarantees and counter-guarantees                                           49                  17
          With senior "B" guarantees and counter-guarantees                                       35,039              37,481
          Without senior guarantees or counter-guarantees                                          4,625              26,606

-------------------------------------------------
     Irrecoverable                                                                                18,855               5,735
-------------------------------------------------                                  ------------------------------------------
          With senior "A" guarantees and counter-guarantees                                           52                   7
          With senior "B" guarantees and counter-guarantees                                       15,051               3,478
          Without senior guarantees or counter-guarantees                                          3,752               2,250

-------------------------------------------------
     Irrecoverable under BCRA standards                                                     ---                  ---
-------------------------------------------------                                  ------------------------------------------
          With senior "A" guarantees and counter-guarantees                                 ---                  ---
          With senior "B" guarantees and counter-guarantees                                 ---                  ---
          Without senior guarantees or counter-guarantees                                   ---                  ---

                                                                                   ------------------------------------------
                      TOTAL CONSUMER AND HOME PURCHASE LOANS                                   1,575,359           5,252,592
                                                                                   ------------------------------------------

                                                                                   ------------------------------------------
                                 GRAND TOTAL (1)                                               8,583,290          15,386,125
                                                                                   ------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


(1) The following is included: Loans (before allowances), Other receivables from financial transactions - Unlisted corporate bonds, Other included in debtor rating standards and Accrued interest receivable included in debtor rating standards, Assets covered by financing leases (before allowances), Debtors by assets sales, Memorandum accounts - Credit balances - Contingencies - Agreed-upon credits (unused balances) included in debtor rating standards, Other guarantees included in debtor rating standards and Other included in debtor rating standards.



     ENRIQUE CRISTOFANI                NORBERTO RODRIGUEZ            Signed for identification purposes
Chairman and General Manager    Controller and Administration       Manawith our report dated 02-20-2003
                                                                             DELOITTE & Co. S.R.L.
                                                                          (Commercial Society Record
                                                                        C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                     ARNALDO L. GOMEZ YICHE                     ALBERTO BANDE
                                        Chief Accountant                          Partner
                                                                      Certified Public Accountant U.B.A.
                                                                     C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                    and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit C

                           CONCENTRATION OF FINANCING
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

-------------------------------------------------------------------------------------------------------------------------------
                       NUMBER                                                        FINANCING
                                                     --------------------------------------------------------------------------
                         OF                                           2002                                2001
                                                      -------------------------------------------------------------------------
                                                                              TOTAL                                TOTAL
                      CUSTOMERS                             DEBT            PORTFOLIO            DEBT            PORTFOLIO
                                                           BALANCE              %               BALANCE              %
-------------------------------------------------------------------------------------------------------------------------------

                10 BIGGEST CUSTOMERS                          4,303,098             50.13%         4,712,753            30.63%

-------------------------------------------------------------------------------------------------------------------------------

              50 NEXT BIGGEST CUSTOMERS                       1,944,108             22.65%         2,602,637            16.92%

-------------------------------------------------------------------------------------------------------------------------------

             100 NEXT BIGGEST CUSTOMERS                         433,294              5.05%         1,168,894             7.60%

-------------------------------------------------------------------------------------------------------------------------------

                  REST OF CUSTOMERS                           1,902,790             22.17%         6,901,841            44.85%

-------------------------------------------------------------------------------------------------------------------------------

                      TOTAL (1)                               8,583,290            100.00%        15,386,125           100.00%

-------------------------------------------------------------------------------------------------------------------------------


(1) See footnote (1) in Exhibit B.


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit D

                        BREAKDOWN BY FINANCING MATURITIES
                             AS OF DECEMBER 31, 2002
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

----------------------------------------------------------------------------------------------------------------------------------
                                                                      PERIOD LEFT UNTIL DUE DATE (1)

                                 -------------------------------------------------------------------------------------------------
           DESCRIPTION
                                     PAST          1           3           6          12         24          OVER       TOTAL
                                      DUE        MONTH      MONTHS      MONTHS      MONTHS     MONTHS         24
                                      (2)                                                                   MONTHS
----------------------------------------------------------------------------------------------------------------------------------

    NONFINANCIAL PUBLIC SECTOR         558,468       2,024          33    ---         ---         36,708     3,252,808  3,850,041

----------------------------------------------------------------------------------------------------------------------------------

         FINANCIAL SECTOR                   37     107,294    ---         ---         ---         19,096      ---         126,427

----------------------------------------------------------------------------------------------------------------------------------

   NONFINANCIAL PRIVATE SECTOR
      AND FOREIGN RESIDENTS          1,474,067     780,097     129,353      278,540    185,915   351,842     1,407,008  4,606,822

----------------------------------------------------------------------------------------------------------------------------------

            TOTAL (3)                2,032,572     889,415     129,386      278,540    185,915   407,646     4,659,816  8,583,290

----------------------------------------------------------------------------------------------------------------------------------

(1) Under Decree No 214/02 dated February 3, 2002, in the case of loans to be settled in installments, the debtor will continue paying in pesos an amount equivalent to that to the last installment over six months from the date when the above Decree comes into force. After this period, the debt will be rescheduled. In the case of other loans, other than that related to credit cards balances, the debtor will be granted a six-month term to pay. This Exhibit does not consider the above reschedulling. (2) Including financing at least 31 days past due. (3) See footnote (1) in Exhibit B.

     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit E


   DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF DECEMBER 31, 2002 AND 2001 (Translation of financial statement originally issued in Spanish - See note 19)

---------------------------------------------------------------------------------------------------------------------
                                                                        2002                                2001
                                                   ------------------------------------------------------------------
                                                                       SHARES                     AMOUNT    AMOUNT
                                                   -----------------------------------------------
IDENTIFICATION             DESCRIPTION                        UNIT    VOTES    PERCENT            (stated  (stated in
 as per "FSD"                                       CLASS     FACE     PER       OF       NUMBER  thousand thousands
                                                              VALUE   SHARE  INVESTMENT           of pesos  of pesos)
---------------------------------------------------------------------------------------------------------------------
               IN FINANCIAL INSTITUTIONS AND SUPPLEMENTARY
                    AND AUTHORIZED ACTIVITIES
               ------------------------------------
                                                                                                  -----------------
               SUBSIDIARIES                                                                        54,208  452,081
                                                                                                  -----------------
               Local:                                                                              54,208   62,645
                                                                                                 -----------------
33-64595126-9  - Santander Sociedad de Bolsa S.A.   Common    $ 1       1      99.96%    4,898,040 11,043    6,630
30-66187367-8  - Santander Investment Gte. F.C.I.A. Common    $ 1       1      99.89%      113,615 35,534   41,101
30-64399063-2  - Gire S.A.                          Common    $ 1       1      58.33%       57,163  7,631   14,914

                                                                                                  -----------------
               Foreign:                                                                              -     389,436
                                                                                                  -----------------
99-00072290-0  - Santander Riobank (Grand Cayman)    (1)      (1)      (1)       (1)       (1)       -     389,436

                                                                                                  -----------------
               AFFILIATES                                                                           4,337    7,625
                                                                                                  -----------------
               Local:                                                                               3,349    6,978
                                                                                                  -----------------
30-69121742-2  - Origenes Vivienda y Consumo Cia.
                 Financiera S.A.(4)                 Common    $ 1       1      12.50%    3,484,508  3,349    6,978
                                                                                                  -----------------
               Foreign:                                                                               988      647
                                                                                                  -----------------
               - Bladex S.A.                         (2)      (2)      (2)       (2)       (2)        988      647

                                                                                                  -----------------
                            SUBTOTAL                                                               58,545  459,706
                                                                                                  =================
               ------------------------------------
                       IN OTHER COMPANIES
               ------------------------------------

                                                                                                  -----------------
               AFFILIATES                                                                          49,300   96,489
                                                                                                  -----------------
               Local:                                                                              49,145   95,907
                                                                                                  -----------------
30-60479635-7  - Banelco S.A.                         A       $ 1       1      20.00%      18,020   8,720    8,007
30-59891004-5  - Visa Argentina S.A.                Single  $ 0,0001    1       5.00%      11,400     645    1,406
30-69078352-1  - Interbanking S.A.                  Common    $ 1       1      15.00%      22,856     753    1,641
30-69297553-3  - Caminos de las Sierras S.A.        Common    $ 1       1      37.97%  45,564,000  37,753   82,279
30-69896545-9  - Rio Compania de Seguros S.A.       Common    $ 1       1      12.50%     830,875     818    1,783
               - Other                               (3)      (3)      (3)       (3)       (3)        456      791

                                                                                                  -----------------
               Foreign:                                                                               155      582
                                                                                                  -----------------
               - Other                               (3)      (3)      (3)       (3)       (3)        155      582

                            SUBTOTAL                                                               49,300   96,489
                                                                                                  =================
                                                                                                  -----------------
                              TOTAL                                                               107,845  556,195
                                                                                                  =================
-------------------------------------------------------------------------------------------------------------------

[Table continued]

--------------------------------------------------------------------------------
                 INFORMATION ABOUT THE ISSUER
--------------------------------------------------------------------------------
       DATA FROM LAST PUBLISHED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
MAIN             FISCAL                                            NET INCOME
BUSINESS        YEAR-END /      CAPITAL         STOCKHOLDERS'       FOR THE
               PERIOD-END        STOCK            EQUITY         YEAR / PERIOD
--------------------------------------------------------------------------------

Stockbroker     12/31/2002  $    4,900,000    $    11,047,294     $  4,802,800
M.F.Manager     12/31/2002  $      113,740    $    35,574,978     $ (6,050,728)
Services        12/31/2001  $       98,000    $     9,871,960     $  2,537,540
  (1)               (1)            (1)                (1)              (1)
Banking         09/30/2002  $   27,873,061    $    28,832,000     $(32,915,000)
Banking         12/31/2001 US$ 133,217,418    US$ 598,418,278   US$  1,987,417
Services        12/31/2002  $       95,100    $    43,607,071     $  8,978,337
Services        05/31/2001  $           23    $    15,534,386     $  1,647,101
Services        12/31/2001  $      152,373    $     5,838,026     $    198,514
Roads work      12/31/2001  $  120,000,000    $   134,736,415     $(20,334,039)
Insurance       09/30/2002  $    6,647,000    $    14,605,651     $    235,280
  (3)               (3)             (3)               (3)              (3)

  (3)               (3)             (3)               (3)              (3)
--------------------------------------------------------------------------------

(1)  See Note 2.c).
(2) Class "B" shares, one vote per share, 49,662.55 shares, without a face value. Preferred shares, unit face value US$10, nonvoting, 5,876 shares.
(3) The interest held does not exceed 5% of the equity of the issuing companies of funds.
(4)  See Note 2.b).




     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entitys Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit F

            MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                         -Stated in thousands of pesos-

---------------------------------------------------------------------------------------------------------------------------------
                                                                             2002
                                      -------------------------------------------------------------------------------------------
                                                                                        DEPRECIATION FOR THE FISCAL
                                                                                        YEAR IN CONSTANT CURRENCY
                                       RESTATED                                         ---------------------------    NET
                                       NET BOOK                                                                        BOOK
                                       VALUE AT    ADDITIONS   TRANSFERS   RETIREMENTS    YEARS OF                     VALUE
             DESCRIPTION               BEGINNING      IN           IN           IN        ESTIMATED      AMOUNT      AT END OF
                                       OF FISCAL   CONSTANT     CONSTANT     CONSTANT      USEFUL                   THE FISCAL
                                         YEAR      CURRENCY     CURRENCY     CURRENCY       LIFE                       YEAR

---------------------------------------------------------------------------------------------------------------------------------
BANK PREMISES AND EQUIPMENT

  - Land and buildings                    598,861     --            12,773       (9,806)     50            (14,810)      587,018
  - Furniture and fixtures                 35,862         200      --              (550)     10             (7,111)       28,401
  - Machinery and equipment                53,123       1,252          922       (1,583)      5            (31,080)       22,634
  - Automobiles                             1,419         383      --              (159)      5               (498)        1,145
  - Other                                   4,438           1      --              (181)      5             (2,911)        1,347
                                      --------------------------------------------------              ---------------------------

                TOTAL                     693,703       1,836       13,695      (12,279)                   (56,410)      640,545
                                      ==================================================              ===========================

OTHER ASSETS

  - Construction in process                 4,578          59       (3,940)          (2)                   --                695
  - Capitalized prepayments for
     purchasing assets                      1,036     --              (922)        (114)                   --           --
  - Assets rented out                       8,833     --            (8,833)     --                         --           --
  - Works of art                              867     --           --           --                         --                867
  - Stationery and supplies                   827       2,031      --            (1,824)                   --              1,034
  - Other                                  37,074       6,902      --           (21,930)     50               (945)       21,101

                                      --------------------------------------------------              ---------------------------

                TOTAL                      53,215       8,992      (13,695)     (23,870)                      (945)       23,697
                                      ==================================================              ===========================
---------------------------------------------------------------------------------------------------------------------------------


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit G

                          MOVEMENT OF INTANGIBLE ASSETS
                        AS OF DECEMBER 31, 2002 AND 2001
(Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  2002
                                             ---------------------------------------------------------------------------------------
                                                                                                      AMORTIZATION FOR THE
                                                                                                FISCAL YEAR IN CONSTANT CURRENCY
                                              RESTATED NET                                      --------------------------------
                                             BOOK VALUE AT     ADDITIONS        TRANSFERS                             NET BOOK
                                               BEGINNING      IN CONSTANT      IN CONSTANT   YEARS OF                 VALUE AT
                 DESCRIPTION                   OF FISCAL       CURRENCY          CURRENCY    ESTIMATES      AMOUNT   END OF THE
                                                  YEAR                                      USEFUL LIFE              FISCAL YEAR
------------------------------------------------------------------------------------------------------------------------------------

  Goodwill                                                 944    ---                 (700)        5            (244)    ---


  Organization and development expenses (1)             76,881          14,120      (5,686)        3         (43,280)    42,035
                                             ----------------------------------------------              ---------------------------
                    TOTAL                               77,825          14,120      (6,386)                  (43,524)    42,035
                                             ==============================================              ===========================
------------------------------------------------------------------------------------------------------------------------------------

(1) Breakdown:

                                                                                          -------------
         - Administrative and systems reorganization done by third parties                    42,035
                                                                                          =============



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit H


                            CONCENTRATION OF DEPOSITS
                        AS OF DECEMBER 31, 2002 AND 2001
                       (Translation of financial statement
                         originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2002                                    2001

                      NUMBER                        -------------------------------------------------------------------------------
                        OF                                                         TOTAL                               TOTAL
                     CUSTOMERS                                DEBT               PORTFOLIO           DEBT            PORTFOLIO
                                                             BALANCE                 %             BALANCE               %
-----------------------------------------------------------------------------------------------------------------------------------

               10 BIGGEST CUSTOMERS                                   827,266          13.87%          1,660,827            13.11%

-----------------------------------------------------------------------------------------------------------------------------------

             50 NEXT BIGGEST CUSTOMERS                                780,335          13.08%          1,246,690             9.84%

-----------------------------------------------------------------------------------------------------------------------------------

            100 NEXT BIGGEST CUSTOMERS                                403,847           6.77%            626,394             4.94%

-----------------------------------------------------------------------------------------------------------------------------------

                 REST OF CUSTOMERS                                  3,954,342          66.28%          9,135,776            72.11%

-----------------------------------------------------------------------------------------------------------------------------------

                       TOTAL                                        5,965,790         100.00%         12,669,687           100.00%

-----------------------------------------------------------------------------------------------------------------------------------



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit I

                              BREAKDOWN BY MATURITY
          OF DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
                             AS OF DECEMBER 31, 2002
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


------------------------------------------------------------------------------------------------------------------------------------
                                                                          PERIOD LEFT UNTIL DUE DATE (1)
                                          ------------------------------------------------------------------------------------------
            DESCRIPTION
                                                 1           3           6             12           24           OVER          TOTAL
                                               MONTH       MONTHS      MONTHS        MONTHS       MONTHS          24
                                                                                                                MONTHS
------------------------------------------------------------------------------------------------------------------------------------

              DEPOSITS                          3,801,198    303,412        39,318    199,218     918,046      704,598    5,965,790

------------------------------------------------------------------------------------------------------------------------------------

OTHER LIABILITIES
FROM FINANCIAL TRANSACTIONS
- Central Bank of the Argentine Republic        1,185,110   ---         ---               357    ---           182,327    1,367,794
- Banks and international organizations           270,574    211,396       130,160    368,653     132,615      855,871    1,969,269
- Unsubordinated corporate bonds                ---          861,657     1,013,945    840,750    ---           504,450    3,220,802
- Financing from local financial institutions      53,200   ---         ---          ---         ---         ---             53,200
- Other                                           279,033     14,278         1,112      5,206         703       16,272      316,604

               TOTAL                            1,787,917  1,087,331     1,145,217  1,214,966     133,318    1,558,920    6,927,669

------------------------------------------------------------------------------------------------------------------------------------

      - SUBORDINATE CORPORATE BONDS             ---         ---         ---          ---         ---           551,171      551,171

               TOTAL                            ---         ---         ---          ---         ---           551,171      551,171

------------------------------------------------------------------------------------------------------------------------------------

               TOTAL                            5,589,115  1,390,743     1,184,535  1,414,184   1,051,364    2,814,689   13,444,630

------------------------------------------------------------------------------------------------------------------------------------

(1) Under Communique "A" 3467 of the BCRA, the return of deposits was reprogrammed taking into account the currency, the type of account, and the amount deposited. Such reprogramming was not considered in tranche breakdown of this Exhibit.



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

TOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107

                                                                       Exhibit J

                             MOVEMENT OF ALLOWANCES
                        AS OF DECEMBER 31, 2002 AND 2001
(Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


------------------------------------------------------------------------------------------------------------------------------------
                                                     2002
                                                 -----------------------------------------------------------------------------------
                                                                                 DECREASES IN CONSTANT CURRENCY
                                                                                 ------------------------------
                                                   RESTATED                                             MONETARY GAIN   BALANCE
                  DESCRIPTION                    BOOK VALUE AT    INCREASES IN   RESTORED                   (LOSS)       AT END
                                                 BEGINNING OF  CONSTANT CURRENCY    TO     APPLICATIONS  GENERATED ON    OF THE
                                                 FISCAL YEAR                      INCOME                  ALLOWANCES   FISCAL YEAR

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------
          ALLOWANCES QUALIFYING ASSETS
-------------------------------------------------

 - Loans
    Loan losses (1)                                   486,400          1,097,279   ---      (357,723)    (484,106)      741,850

 - Other receivables from financial transactions
    Doubtful accounts                                  11,440            141,200   ---      ---           (12,027)      140,613

 - Assets covered by financing leases
    Doubtful accounts                                   7,122              1,468   ---      ---            (4,764)        3,826

 - Investments in other companies
    Doubtful accounts                                     525         ---          ---      ---              (284)          241

 - Other receivables
    Doubtful accounts                                  11,305              4,824   ---        (2,271)      (6,180)        7,678

                                                 --------------------------------------------------------------------------------
                     TOTAL                            516,792          1,244,771   ---      (359,994)    (507,361)      894,208
                                                 ================================================================================

-------------------------------------------------
             CONTINGENT LIABILITIES
-------------------------------------------------

 - Other contingent commitments                         2,397              5,677   ---         ---         (1,775)        6,299

 - Other contingencies (2)                            101,120             16,336   ---        (3,570)     (55,431)       58,455

                                                 --------------------------------------------------------------------------------
                     TOTAL                            103,517             22,013   ---        (3,570)     (57,206)       64,754
                                                 ================================================================================
---------------------------------------------------------------------------------------------------------------------------------

(1) The increases of allowances for loan losses includes the balances at the beginning of the fiscal year, the uncollectibility charges and applications for the period 01/01/2002, through 03/27/2002, related to Origenes Vivienda y Consumo Cia. Financiera S.A. whose loan portfolio acquired by Banco Rio de la Plata S.A. Such beginning balances, and uncollectibility charges and applications amount to $ 8,745, $ 3,651 and $ 330, respectively.

(2) The increases in other contingencies include the balances at the beginning of the fiscal year and the charges for provisions for mortgage loan compliance for the period 01/01/2002, through 03/27/2002, related to Origenes Vivienda y Consumo Cia. Financiera S. A. whose loan portfolio acquired by Banco Rio de la Plata S.A. Such beginnig balances and provision charges amount to $ 1,426 and $ 72, respectively.


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

S.A.- BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107

                                                                       Exhibit K

                                CAPITAL STRUCTURE
                             AS OF DECEMBER 31, 2002
(Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


------------------------------------------------------------------------------------------------------------------------------
                            SHARES                                 CAPITAL STOCK
------------------------------------------------------------------------------------------------------------------------------
                                                                                 ISSUED
                 CLASS                      NUMBER       VOTES
                                                          PER   ------------------------------------------      PAID-IN
                                                         SHARE                                                  CAPITAL
                                                                    OUTSTANDING           TREASURY
------------------------------------------------------------------------------------------------------------------------------

                COMMON "A"                  142,646,864    5                142,647           -                       142,647

                COMMON "B"                  204,094,801    1                204,095           -                       204,095



                                        ----------------        --------------------                      --------------------
                 TOTAL                      346,741,665                     346,742                                   346,742
                                        ----------------        --------------------                      --------------------
                                                                                                                          (1)
------------------------------------------------------------------------------------------------------------------------------

(1) Fully registered with the Public Register of Commerce and authorized for public offering.



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit L

                          BALANCES IN FOREIGN CURRENCY
                        AS OF DECEMBER 30, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


----------------------------------------------------------------------------------------------------------------------------
                                                                                                  2002
                                             -------------------------------------------------------------------------------
                                                                                TOTAL PER CURRENCY
                                             HEAD OFFICE   GRAND                ---------------------------------------------
                  ACCOUNTS                   AND BRANCHES CAYMAN      TOTAL       EURO      DOLLAR    DEUTSCHE    POUND
                                             IN ARGENTINA BRANCH                                        MARK     STERLING
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------
                   ASSETS
---------------------------------------------

     Cash and due from banks                     102,416                102,416         21     99,108                   794
     Government and private securities         3,131,575              3,131,575             3,131,575
     Loans                                       722,627     123,876    846,503        206    828,665
     Other receivables from financial
       transactions                            2,237,007     167,960  2,404,967      2,129  2,402,838
     Assets covered by financing leases
     Investments in other companies                1,135                  1,135                 1,135
     Other receivables                             3,871                  3,871                 3,871
     Suspense items                                1,469                  1,469                 1,469

                                              ------------------------------------------------------------------------------
                   TOTAL                       6,200,100     291,836  6,491,936      2,356  6,468,661                   794
                                              ------------------------------------------------------------------------------

---------------------------------------------
                LIABILITIES
---------------------------------------------

     Deposits                                    123,862                123,862               123,862
     Other liabilities from financial
       transactions                            4,812,664     655,649  5,468,313      5,981  5,462,258
     Other liabilities                            33,785         124     33,909                33,909
     Suspense items                                  953                    953                   953
     Subordinate corporate bonds                 551,171                551,171               551,171

                                              ---------------------------------------------------------
                   TOTAL                       5,522,435     655,773  6,178,208      5,981  6,172,153
                                              ---------------------------------------------------------

---------------------------------------------
            MEMORANDUM ACCOUNTS
---------------------------------------------

DEBIT BALANCES (Except Contra accounts
  debit balances)
     Contingencies                             1,189,459      11,122  1,200,581             1,193,965      1,793
     Control accounts                          4,115,312      33,650  4,148,962     53,871  4,065,651
     Derivative accounts                         142,054                142,054               142,054
     Fiduciary accounts

CREDIT BALANCES (Except Contra accounts
  credit balances)
     Contingencies                               395,334                395,334      3,222    392,112
     Control accounts                                330      33,650     33,980                33,980
     Derivative accounts                          26,745                 26,745                26,745

-----------------------------------------------------


(Table Cont'd)

-------------------------------------------------------------------------------------------------------
                                                                                               2001
                                             ----------------------------------------------------------

                                             -----------------------------------------------
                  ACCOUNTS                       POUND      SWISS        YEN       OTHER      TOTAL
                                                STERLING    FRANC
-------------------------------------------------------------------------------------------------------

---------------------------------------------
                   ASSETS
---------------------------------------------

     Cash and due from banks                           794        176       2,010        307  2,127,479
     Government and private securities                                                          951,768
     Loans                                                                 17,632            12,364,004
     Other receivables from financial
       transactions                                                                           1,096,648
     Assets covered by financing leases                                                        147,156
     Investments in other companies                                                             390,665
     Other receivables                                                                          103,223
     Suspense items                                                                                 617

                                             -----------------------------------------------------------
                   TOTAL                               794        176      19,642        307 17,181,560
                                             -----------------------------------------------------------

---------------------------------------------
                LIABILITIES
---------------------------------------------

     Deposits                                                                                 9,777,529
     Other liabilities from financial
       transactions                                                17          57             4,565,580
     Other liabilities                                                                           69,848
     Suspense items                                                                               4,496
     Subordinate corporate bonds                                                                    ---

                                             ----------------------------------------------------------
                   TOTAL                                           17          57            14,417,453
                                             ----------------------------------------------------------

---------------------------------------------
            MEMORANDUM ACCOUNTS
---------------------------------------------

DEBIT BALANCES (Except Contra accounts
  debit balances)
     Contingencies                                              3,294       1,529             8,136,411
     Control accounts                                1,724     25,317         246      2,153  5,713,154
     Derivative accounts                                                                        582,381
     Fiduciary accounts                                                                          67,753

CREDIT BALANCES (Except Contra accounts
  credit balances)
     Contingencies                                                                            1,212,691
     Control accounts                                                                               338
     Derivative accounts                                                                        235,273

-------------------------------------------------------------------------------------------------------


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit M

                SUMMARY OF FOREIGN BRANCH'S FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      2002
                                             ---------------------------------------------------------------------------------------
                                                                                                                    NET INCOME
                                                                                               STOCKHOLDERS'          FOR THE
                                                     ASSETS               LIABILITIES             EQUITY            FISCAL YEAR
                                             ---------------------------------------------------------------------------------------

     -   GRAND CAYMAN BRANCH                                696,844                 655,773              41,071             (22,585)



                                             ---------------------------------------------------------------------------------------
                    TOTAL                                   696,844                 655,773              41,071             (22,585)
                                             ---------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                      Exhibit  N

                          ASSISTANCE TO RELATED PARTIES
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

------------------------------------------------------------------------------------------------------------------------------------
              CLASSIFICATION
                                                  POTENTIAL          WITH               WITH HIGH                     IRRECOVERABLE
                                        NORMAL      RISK           PROBLEMS          INSOLVENCY RISK    IRRECOVERABLE    UNDER
  DESCRIPTION                                    INADEQUATE        DEFICIENT           DIFFICULT TO                      BCRA
                                                 COMPLIANCE       COMPLIANCE             RECOVER                       STANDARDS
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------
              1 - LOANS                  356,889
------------------------------------------------------------------------------------------------------------------------------------

     - Overdraft                          84,456
                                      ==============================================================================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees          84,456

     - Promissory notes
                                      ==============================================================================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
            or counter-guarantees

     - Mortgage and pledges                1,416
                                      ==============================================================================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees           1,416

     - Personal loans                         73
                                      ==============================================================================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees              73

     - Credit Cards                          561
                                      ==============================================================================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees             561

     - Other                             270,383
                                      ==============================================================================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees         270,383

--------------------------------------
     2 - CONTINGENT LIABILITIES           31,323
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------
  3 - INVESTMENTS IN OTHER COMPANIES
       AND PRIVATE SECURITIES             48,248
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                TOTAL                    436,460     ---        ---        ---        ---       ---         ---           ---
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------
          TOTAL ALLOWANCES               ---         ---        ---        ---        ---       ---         ---           ---
------------------------------------------------------------------------------------------------------------------------------------


(Table cont'd)

-----------------------------------------------------------------------
             CLASSIFICATION                              TOTAL
                                                 ----------------------

                                                 2002           2001
  DESCRIPTION
-----------------------------------------------------------------------

              1 - LOANS                          356,889    353,269
-----------------------------------------------------------------------

     - Overdraft                                  84,456     80,970
                                     ==================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees                  84,456     80,970

     - Promissory notes
                                     ==================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
            or counter-guarantees

                                                    1,416      1,321
                                     ==================================
     - Mortgage and pledges
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees                1,416      1,321
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees

     - Personal loans                                  73         68
          With senior "A" guarantees ==================================
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees                       73         68

     - Credit Cards                                   561        483
                                     ==================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees                      561        483

     - Other                                      270,383     270,427
                                     ==================================
          With senior "A" guarantees
           and counter-guarantees
          With senior "B" guarantees
           and counter-guarantees
          Without senior guarantees
           or counter-guarantees                  270,383     270,427

--------------------------------------
     2 - CONTINGENT LIABILITIES                    31,323      36,736
                                     ----------------------------------
-----------------------------------------------------------------------

--------------------------------------
  3 - INVESTMENTS IN OTHER COMPANIES
       AND PRIVATE SECURITIES                      48,248      48,248
-----------------------------------------------------------------------

-----------------------------------------------------------------------
                TOTAL                             436,460     438,253
-----------------------------------------------------------------------

--------------------------------------
          TOTAL ALLOWANCES                        ---         ---
-----------------------------------------------------------------------


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Section 33 - Law 19,550 )
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of consolidated financial statements originally issued in Spanish
                                 - See note 19)
                         - Stated in thousands of pesos -


  -----------------------------------------------------------------------------------------------------
                 ASSETS                                                         2002          2001
  -----------------------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------------------
  A.      CASH AND DUE FROM BANKS                                               1,126,025    2,821,155
  -----------------------------------------------------------------------------------------------------
           - Cash                                                                 191,756      546,885
           - Banks and correspondents                                             934,269    2,274,270

  -----------------------------------------------------------------------------------------------------
  B.      GOVERNMENT AND PRIVATE SECURITIES                                     3,251,490      993,525
  -----------------------------------------------------------------------------------------------------
           - Holdings in investment accounts                                    3,107,021      390,567
           - Holdings for trading                                                  33,499        9,707
           - Unlisted government securities                                        90,178      549,053
           - Investments in listed private securities                              20,792       44,198

  -----------------------------------------------------------------------------------------------------
  C.      LOANS (Exhibit I)                                                     6,333,878   14,513,542
  -----------------------------------------------------------------------------------------------------
           - To the nonfinancial public sector                                  3,849,003    4,534,377
           - To the financial sector                                              103,021      297,312
           - To the private nonfinancial sector and foreign residents:          3,123,704   10,172,640
                  - Overdraft                                                     860,587    2,891,631
                  - Promissory notes                                              696,023    1,692,315
                  - Real estate mortgage                                          903,627    2,541,376
                  - Collateral loans                                               66,217      316,286
                  - Consumer                                                       84,720      445,453
                  - Credit Cards                                                  160,336      661,384
                  - Other                                                         164,009    1,481,573
                  - Accrued interest, adjustments and price
                      differences receivable                                      193,091      183,606
                  - Unapplied collections                                          (3,887)      (1,083)
                  - Unearned discount                                              (1,019)     (39,901)
              Less: Allowances                                                   (741,850)    (490,787)

  -----------------------------------------------------------------------------------------------------
  D.      OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS                         2,543,299    1,937,692
  -----------------------------------------------------------------------------------------------------
           - Central Bank of the Argentine Republic                               106,369      256,126
           - Receivables on spot and forward transactions                          61,317      800,814
           - Securities and foreign exchange receivable on spot and
               forward purchase                                                     5,837      274,450
           - Premiums on options purchased                                       ---             2,238
           - Unlisted corporate bonds (Exhibit I)                                 682,411      426,242
           - Other not included in debtor rating standards                      1,802,291      140,306
           - Other included in debtor rating standards (Exhibit I)                 25,675       46,530
           - Accrued interest and adjustments receivable included in
             debtor rating standards (Exhibit I)                                       12        2,426
             Less: Allowances                                                    (140,613)     (11,440)

  -----------------------------------------------------------------------------------------------------
  E.      ASSETS COVERED BY FINANCING LEASES                                       49,150      140,034
  -----------------------------------------------------------------------------------------------------
           - Assets covered by financing leases (Exhibit I)                        52,976      147,156
              Less: Allowances                                                     (3,826)      (7,122)

  -----------------------------------------------------------------------------------------------------
  F.      INVESTMENTS IN OTHER COMPANIES                                           56,077      109,764
  -----------------------------------------------------------------------------------------------------
           - Banking                                                                4,337        9,134
           - Others                                                                51,981      101,617
             Less: Allowances                                                        (241)        (987)

  -----------------------------------------------------------------------------------------------------
  G.      OTHER RECEIVABLES                                                     1,044,295      319,648
  -----------------------------------------------------------------------------------------------------
           - Debtors by assets sales (Exhibit I)                                      925     ---
           - Other                                                              1,050,776      330,014
           - Other accrued interest and adjustments receivable                        272          939
             Less: Allowances                                                      (7,678)     (11,305)

  -----------------------------------------------------------------------------------------------------
  H.      BANK PREMISES AND EQUIPMENT                                             643,515      702,649
  -----------------------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------------------
  I.      OTHER ASSETS                                                             23,697       53,215
  -----------------------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------------------
  J.      INTANGIBLE ASSETS                                                        42,060       77,866
  -----------------------------------------------------------------------------------------------------
           - Goodwill                                                            ---               944
           - Organizations and development expenses                                42,060       76,922

  -----------------------------------------------------------------------------------------------------
  K.      SUSPENSE ITEMS                                                            8,770        1,371
  -----------------------------------------------------------------------------------------------------

              TOTAL ASSETS                                                     15,122,256   21,670,461

  -----------------------------------------------------------------------------------------------------


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107


                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Section 33 - Law 19,550 )
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of consolidated financial statements originally issued in Spanish
                                - See note 19)
                        - Stated in thousands of pesos -


-------------------------------------------------------------------------------------------------------------------------------
                    LIABILITIES                                                                    2002             2001
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

 L.       DEPOSITS                                                                                  5,949,667       13,883,629
-------------------------------------------------------------------------------------------------------------------------------
          - Nonfinancial public sector                                                                  4,224           17,856
          - Financial sector                                                                           21,524           11,627
          - Private nonfinancial sector and foreign residents:                                      5,923,919       13,854,146
                  - Checking accounts                                                               1,476,230        2,592,265
                  - Savings accounts                                                                  562,607        4,453,835
                  - Certificates of deposits                                                        1,785,752        5,200,416
                  - Investments accounts                                                                   19        1,012,528
                  - Other                                                                           1,554,848          492,934
                  - Accrued interest, adjustments and price differences payable                       544,463          102,168

-------------------------------------------------------------------------------------------------------------------------------
 M.       OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS                                             7,094,417        5,039,802
-------------------------------------------------------------------------------------------------------------------------------
          - Central Bank of the Argentine Republic - Other                                          1,367,794            1,377
          - Banks and international organizations                                                   1,969,269        1,214,029
          - Unsubordinated corporate bonds                                                          3,220,802        2,247,588
          - Amounts payable on spot and forward purchases                                              18,647          306,989
          - Securities and foreign currency payable on spot and forward sales                         111,078          742,641
          - Premiums on options sold                                                               ---                      33
          - Financing from local financial institutions                                                53,200          101,430
          - Other                                                                                     265,420          387,551
          - Accrued interest, adjustments and price differences payable                                88,207           38,164

-------------------------------------------------------------------------------------------------------------------------------
 N.       OTHER LIABILITIES                                                                           224,915          308,970
-------------------------------------------------------------------------------------------------------------------------------
          - Dividends payable                                                                           1,530            3,430
          - Other                                                                                     223,385          305,540

-------------------------------------------------------------------------------------------------------------------------------
 O.       CONTINGENT LIABILITIES                                                                       64,754          103,517
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

 P.       SUSPENSE ITEMS                                                                                6,038           10,522
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
 Q.       SUBORDINATE CORPORATE BONDS                                                                 551,171       ---
-------------------------------------------------------------------------------------------------------------------------------

               TOTAL LIABILITIES                                                                   13,890,962       19,346,440

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
 R.       MINORITY INTEREST IN SUBSIDIARIES                                                             5,495           10,655
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
          STOCKHOLDERS' EQUITY                                                                      1,225,799        2,313,366
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

     TOTAL LIABILITIES, MINORITY INTEREST IN SUBSIDIARIES AND STOCKHOLDERS' EQUITY                 15,122,256       21,670,461

-------------------------------------------------------------------------------------------------------------------------------



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Section 33 - Law 19,550 )
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of consolidated financial statements originally issued in Spanish
                                - See note 19)
                        - Stated in thousands of pesos -


-------------------------------------------------------------------------------------------------------------------------------
              MEMORANDUM ACCOUNTS                                                                  2002             2001
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
        DEBIT BALANCES                                                                             29,734,227       34,150,674
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             ----------------------------------
          CONTINGENCIES                                                                             7,229,707        9,551,547
                                                                                             ----------------------------------
          - Credit lines taken (unused portion)                                                        36,993       ---
          - Guarantees received                                                                     5,009,571        7,602,895
          - Other not included in debtor rating standards                                             908,010          653,822
          - Contra to contingency account debit balances                                            1,275,133        1,294,830

                                                                                             ----------------------------------
          CONTROL ACCOUNTS                                                                         22,272,678       23,705,947
                                                                                             ----------------------------------
          - Loans classified as irrecoverable                                                         660,172        1,237,148
          - Other                                                                                  21,422,476       22,166,006
          - Contra to control account debit balances                                                  190,030          302,793
                                                                                             ----------------------------------

          DERIVATIVE ACCOUNTS                                                                         168,799          825,427
                                                                                             ----------------------------------
          - "Notional" value of call options purchased                                                    ---              791
          - "Notional" value of put options purchased                                                  64,118           95,201
          - Other                                                                                      77,936          486,389
          - Contra to derivatives account debit balances                                               26,745          243,046

                                                                                             ----------------------------------
          FIDUCIARY ACCOUNTS                                                                           63,043           67,753
                                                                                             ----------------------------------
          - Trust funds                                                                                63,043           67,753

-------------------------------------------------------------------------------------------------------------------------------
         CREDIT BALANCES                                                                           29,734,227       34,150,674
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             ----------------------------------
          CONTINGENCIES                                                                             7,229,707        9,551,547
                                                                                             ----------------------------------
          - Agreed-upon credits (unused balances) included in debtor rating standards (Exhibit I)     275,160          820,897
          - Guarantees committed to the B.C.R.A.                                                      511,839       ---
          - Other guarantees included in debtor rating standards(Exhibit I)                           193,688          229,003
          - Other included in debtor rating standards(Exhibit I)                                      294,446          244,930
          - Contra to contingency account credit balances                                           5,954,574        8,256,717

                                                                                             ----------------------------------
          CONTROL ACCOUNTS                                                                         22,272,678       23,705,947
                                                                                             ----------------------------------
          - Checks to be credited                                                                     153,633          486,223
          - Other                                                                                      36,397            5,496
          - Contra to control account credit balances                                              22,082,648       23,214,228

                                                                                             ----------------------------------
          DERIVATIVE ACCOUNTS                                                                         168,799          825,427
                                                                                             ----------------------------------
          - "Notional" value of call options sold                                                      26,745           25,105
          - "Notional" value of put options sold                                                   ---                 217,941
          - Contra to derivatives account credit balances                                             142,054          582,381

                                                                                             ----------------------------------
          FIDUCIARY ACCOUNTS                                                                           63,043           67,753
                                                                                             ----------------------------------
          - Contra to fiduciary account credit balances                                                63,043           67,753

-------------------------------------------------------------------------------------------------------------------------------

Notes 1 to 3 to the consolidated financial statements and the accompanying
Exhibit I are an integral part of these statements.



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRE Duration of the corporation: through July 31, 2107


                        CONSOLIDATED STATEMENT OF INCOME
                           ( Section 33 - Law 19,550 )
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
               PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
 (Translation of consolidated financial statements originally issued in Spanish
                                 - See note 19)
                        - Stated in thousands of pesos -

------------------------------------------------------------------------------------
    CONSOLIDATED STATEMENT OF INCOME                             2002       2001
------------------------------------------------------------------------------------


------------------------------------------------------------------------------------
A.       FINANCIAL INCOME                                      3,629,472  2,497,735
------------------------------------------------------------------------------------
         - Interest on cash and due from banks                    42,151     59,977
         - Interest on loans to the financial sector               3,802     43,446
         - Overdraft interest                                    266,917    602,327
         - Interest on promissory notes                          190,256    766,209
         - Interest on real estate mortgage loans                189,785    315,319
         - Interest on collateral loans                           19,703     52,657
         - Credit card interest                                   60,465    126,399
         - Interest on other loans                                43,696    169,013
         - Interest on other receivables from financial
           transactions                                           15,842     13,868
         - Net income on government and private securities       478,708     53,088
         - Income on guaranteed loans - Decree 1387/01            93,691     43,656
         - Adjustments for C.E.R. Clause                       1,624,500    ---
         - Other                                                 599,956    251,776

------------------------------------------------------------------------------------
B.       FINANCIAL EXPENSE                                    (2,631,474)(1,473,033)
------------------------------------------------------------------------------------
         - Interest on checking accounts                        (238,941)   (27,192)
         - Interest on savings deposits                          (16,198)   (52,264)
         - Interest on certificates of deposits                 (403,940)  (879,695)
         - Interest on financial sector's financing               (5,536)    (9,751)
         - Interest on other liabilities from financial
           transactions                                         (435,020)  (303,835)
         - Other interest                                       (107,940)   (47,847)
         - Net expense from options                               (2,618)    (1,362)
         - Adjustments for C.E.R. Clause                      (1,336,131)    ---
         - Other                                                 (85,150)  (151,087)

------------------------------------------------------------------------------------
         GROSS MARGIN ON FINANCIAL TRANSACTIONS                  997,998  1,024,702
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
C.       PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES
         FROM FINANCIAL TRANSACTION                           (1,248,487)  (575,686)
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
D.       SERVICE CHARGE INCOME                                   407,174    851,294
------------------------------------------------------------------------------------
         - Related to assets                                      38,212     85,237
         - Related to liabilities                                155,011    253,295
         - Other commissions                                      38,880    147,278
         - Other                                                 175,071    365,484

------------------------------------------------------------------------------------
E.       SERVICE CHARGE EXPENSE                                  (63,119)  (140,027)
------------------------------------------------------------------------------------
         - Commissions                                           (40,061)   (91,871)
         - Other                                                 (23,058)   (48,156)

------------------------------------------------------------------------------------
F.       MONETARY LOSS FOR FINANCIAL TRANSACTIONS             (1,166,617)    ---
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
G.       OPERATING EXPENSES                                     (713,657)(1,149,350)
------------------------------------------------------------------------------------
         - Personnel expenses                                   (385,072)  (631,106)
         - Directors' and statutory auditors' fees                  (164)      (963)
         - Other fees                                            (29,107)   (46,554)
         - Advertising and publicity                             (19,718)   (42,564)
         - Taxes                                                 (26,086)   (32,495)
         - Other operating expense                              (210,302)  (311,090)
         - Other                                                 (43,208)   (84,578)

------------------------------------------------------------------------------------
H.       MONETARY LOSS FOR OPERATING EXPENSES                     (2,059)    ---
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
         NET (LOSS) / INCOME ON FINANCIAL TRANSACTIONS        (1,788,767)    10,933
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
I.       MINORITY INTEREST'S SHARE IN SUBSIDIARY'S
           INCOME - (LOSS)                                        (1,437)    (3,993)
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
J.       OTHER INCOME                                            146,084    126,529
------------------------------------------------------------------------------------
         - Punitive interest                                       5,621      6,357
         - Receivables recovered and allowances restored to
           income                                                 93,128     95,961
         - Adjustments for C.E.R. Clause                              51    ---
         - Other                                                  47,284     24,211

------------------------------------------------------------------------------------
K.       OTHER EXPENSE                                          (132,207)  (129,068)
------------------------------------------------------------------------------------
         - Loss from long-term investments in other companies     (2,467)   (16,393)
         - Punitive interest and charges payable to the B.C.R.A.     (83)      (185)
         - Allowances for doubtful accounts and other allowances (89,847)   (52,057)
         - Other                                                 (39,810)   (60,433)

------------------------------------------------------------------------------------
L.       MONETARY LOSS FOR OTHER OPERATIONS                     (167,028)    ---
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
         NET (LOSS) / INCOME BEFORE INCOME TAX                (1,943,355)     4,401
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
M.       INCOME TAX                                              (11,719)   (26,648)
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
         NET INCOME FOR THE FISCAL YEAR PRIOR TO THE
         ABSORPTION - (LOSS)                                  (1,955,074)   (22,247)
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
         ABSORTION SUBJECT TO THE APPROVAL OF THE STOCKHOLDERS'
         MEETING                                                 845,260     ---
------------------------------------------------------------------------------------
         - With unrealized valuation difference                  845,260     ---

         NET INCOME FOR THE FISCAL YEAR AFTER THE ABSORTION -
         (LOSS)                                               (1,109,814)   (22,247)

------------------------------------------------------------------------------------

Notes 1 to 3 to the consolidated financial statements and the accompanying
Exhibit I are an integral part of these statements.


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (Section 33 - Law 19,550)
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
               PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR
(Translation of financial statements originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


-----------------------------------------------------------------------------------------------------------------
                                                                                           2002         2001
                                                                                       --------------------------

                           CHANGES IN CASH

                                                                                       --------------------------
     RESTATED CASH AND DUE FROM BANKS AT BEGINNING OF THE FISCAL YEAR                      2,821,155   2,378,945
                                                                                       --------------------------

     (Decrease) / Increase in cash                                                        (1,695,130)    442,210

                                                                                       --------------------------
     CASH AND DUE FROM BANKS AT THE END OF THE FISCAL YEAR                                 1,126,025   2,821,155
                                                                                       --------------------------


                      CAUSES OF CHANGES IN CASH

     Financial income collected                                                            2,001,582   2,435,065
     Service charge income collected                                                         406,315     851,066

     Less:
     Financial expense paid                                                               (2,007,310) (1,548,984)
     Service charge expense paid                                                             (66,272)   (129,367)
     Operating expense paid                                                                 (672,015) (1,099,837)

                                                                                       --------------------------
     CASH (USED IN) / PROVIDED BY RECURRING OPERATIONS                                      (337,700)    507,943
                                                                                       --------------------------

     Other sources of cash:
          - Net decrease in government and private securities                               ---        3,312,921
          - Net decrease in loans                                                          9,799,822     ---
          - Net decrease in other receivables from financial transactions                  4,645,370   7,481,881
          - Other sources of cash                                                             99,364     145,039

                                                                                       --------------------------
      TOTAL CASH PROVIDED                                                                 14,544,556  10,939,841
                                                                                       --------------------------

     Other uses of cash:
          - Net increase in government and private securities                              1,183,530     ---
          - Net increase in loans                                                           ---        1,162,434
          - Net increase in other assets                                                     189,632     340,750
          - Net decrease in deposits                                                      11,014,545   1,503,264
          - Net decrease in other liabilities from financial transactions                  2,124,065   7,325,119
          - Net decrease in other liabilities                                                356,517      90,125
          - Cash dividends paid                                                             ---          500,200
          - Reimbursement of irrevocable contributions                                      ---           82,817
          - Other uses of cash                                                                   637         865

                                                                                       --------------------------
       TOTAL CASH USED                                                                    14,868,926  11,005,574
                                                                                       --------------------------

       MONETAY LOSS GENERATED ON CASH AND DUE FROM BANKS                                  (1,033,060)    ---

                                                                                       --------------------------
    (DECREASE) / INCREASE IN CASH                                                         (1,695,130)    442,210
                                                                                       --------------------------
-----------------------------------------------------------------------------------------------------------------

Notes 1 to 3 to the consolidated financial statements and the accompanying
Exhibit I are an integral part of these statements.


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

               WITH SUBSIDIARIES AS OF DECEMBER 31, 2002 AND 2001

                   (Section 33(degree) - Law N(degree) 19,550)

     (Translation of the financial statements originally issued in Spanish
                                 - See Note 19)

                        - Stated in thousands of pesos -


1.   SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

     In accordance with the procedures called for by the standards of the BCRA and Technical Resolution No. 4 of the FACPCE, Banco Rio de la Plata S.A. has consolidated its balance sheet as of December 31, 2002 and the statements of income and cash flows for the fiscal year ended, on a line-by-line basis, with the financial statements of Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A., as of that date.

     The Bank's (direct and indirect) equity interest as of December 31, 2002 in subsidiaries is as follows:

                                                      Shares                  Percentage of
                                            -------------------------------------------------------   Value by
                                                                            Total      Possible       the equity
                    Company                     Type         Number        capital       votes          method
     -------------------------------------------------------------------------------------------------------------
     Santander Investment Gerente de
     F.C.I. S.A.                               Common         113,615      99.89%        99.89%         35,575
     Santander Sociedad de Bolsa S.A.          Common       4,898,040      99.96%        99.96%         11,047
     Gire S.A.                                 Common          57,163      58.33%        58.33%          9,872

     As explained in note 2.c) to the individual financial statements of Banco Rio de la Plata S.A., on January 4, 2002, an agreement was signed for the purchase of Santander Riobank (Grand Cayman)'s stock, whereby Banco Rio de la Plata S.A. sells Santander Overseas Bank Inc. its 100% equity interest in Santander Riobank (Grand Cayman). The price of this sale was set on the basis of a valuation made by an independent third party, and did not give rise to any significant gain or loss. As of the date of issuance of these financial statements, Santander Overseas Bank Inc. had fully settled this transaction.

     As of December 31, 2001 Banco Rio de la Plata S.A. has consolidated, on a line-by-line basis, its balance sheet and the statements of income and cash flows, with the financial statements of Santander Riobank (Grand Cayman) and its subsidiaries, Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A., as of that date.

     On December 26, 2000, the Boards of Directors of Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Administradora Torquinst S.A. Gerente de Fondos Comunes de Inversion approved the merger of the latter company with and into the former, which was made effective on May 22, 2001.

     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

               WITH SUBSIDIARIES AS OF DECEMBER 31, 2002 AND 2001

                   (Section 33(degree) - Law N(degree) 19,550)

     (Translation of the financial statements originally issued in Spanish
                                 - See Note 19)

                        - Stated in thousands of pesos -

     The consolidated financial statements as of December 31, 2001 are presented for comparative purposes as explained in note 3.1. to the individual financial statements of Banco Rio de la Plata S.A.



2.   VALUATION METHODS


     a) The subsidiaries' financial statements have been prepared on the basis of similar methods as those applied by Banco Rio de la Plata S.A. for the preparation of its individual financial statements, insofar as valuation and disclosure of assets and liabilities, income measurement and restatement procedures.

     b) As of December 31, 2001, the financial statements of Santander Riobank (Grand Cayman) were prepared in accordance with generally accepted accounting principles in Ciudad Autonoma de Buenos Aires, Argentine Republic and BCRA standards, in the terms of point a) above and bearing in mind the contents of the following paragraph.

        Such financial statements, originally stated in US dollars, have been converted into pesos in accordance with the method described in note 3.4.a) to Banco Rio de la Plata S.A.'s financial statements.



3.   RESTRICTIONS ON ASSETS


     In addition to the restricted assets mentioned in note 9 to the financial statements of Banco Rio de la Plata S.A., the shares of the Mercado de Valores de Buenos Aires S.A. held by Santander Sociedad de Bolsa S.A. totaling 2,682 have been pledged to "La Buenos Aires Cia. Argentina de Seguros S.A." as required by article 7 of the above mentioned securities market's regulations.


     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                       Exhibit I

                       CONSOLIDATED DEBTOR STATUS REPORTS
                          (Section 33 - Law No. 19.550)
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


--------------------------------------------------------------------------------------------------------------------------------
                                                                                             2002                  2001
                                                                                     -------------------------------------------

-------------------------------------------------------------------------------------
                                  COMMERCIAL LOANS
-------------------------------------------------------------------------------------

---------------------------------------------------
     Normal                                                                                      5,429,737           11,340,253
---------------------------------------------------                                  -------------------------------------------
          With senior "A" guarantees and counter-guarantees                                          6,385              217,202
          With senior "B" guarantees and counter-guarantees                                      2,115,510            2,309,287
          Without senior guarantees or counter-guarantees                                        3,307,842            8,813,764

---------------------------------------------------
     Under Observation                                                                             234,266               85,729
---------------------------------------------------                                  -------------------------------------------
          With senior "A" guarantees and counter-guarantees                                   ---                   ---
          With senior "B" guarantees and counter-guarantees                                         12,137               10,627
          Without senior guarantees or counter-guarantees                                          222,129               75,102

---------------------------------------------------
     Under negotiation or with a refinancing agreement                                              30,194         ---
---------------------------------------------------                                  -------------------------------------------
          With senior "A" guarantees and counter-guarantees                                            326          ---
          With senior "B" guarantees and counter-guarantees                                         16,088          ---
          Without senior guarantees or counter-guarantees                                           13,780          ---

---------------------------------------------------
     With Problems                                                                               1,085,314               28,054
---------------------------------------------------                                  -------------------------------------------
          With senior "A" guarantees and counter-guarantees                                   ---                            98
          With senior "B" guarantees and counter-guarantees                                          6,505               12,763
          Without senior guarantees or counter-guarantees                                        1,078,809               15,193

---------------------------------------------------
     High insolvency risk                                                                          232,528              185,453
---------------------------------------------------                                  -------------------------------------------
          With senior "A" guarantees and counter-guarantees                                          1,924                3,947
          With senior "B" guarantees and counter-guarantees                                          6,714               28,411
          Without senior guarantees or counter-guarantees                                          223,890              153,095

---------------------------------------------------
     Irrecoverable                                                                                   6,228                9,973
---------------------------------------------------                                  -------------------------------------------
          With senior "A" guarantees and counter-guarantees                                   ---                   ---
          With senior "B" guarantees and counter-guarantees                                             15          ---
          Without senior guarantees or counter-guarantees                                            6,213                9,973

---------------------------------------------------
     Irrecoverable under BCRA standards                                                              7,395               19,456
---------------------------------------------------                                  -------------------------------------------
          With senior "A" guarantees and counter-guarantees                                   ---                           861
          With senior "B" guarantees and counter-guarantees                                   ---                         1,338
          Without senior guarantees or counter-guarantees                                            7,395               17,257

                                                                                     -------------------------------------------
                               TOTAL COMMERCIAL LOANS                                            7,025,662           11,668,918
                                                                                     -------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------




     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

                                                                       Exhibit I
                                                                        (Cont'd)

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                       CONSOLIDATED DEBTOR STATUS REPORTS
                          (Section 33 - Law No. 19.550)
                        AS OF DECEMBER 31, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


------------------------------------------------------------------------------------------------------------------------------
                                                                                          2002                  2001
                                                                                  --------------------------------------------

----------------------------------------------------------------------------------
                        CONSUMER AND HOME PURCHASE LOANS
----------------------------------------------------------------------------------

---------------------------------------------
     Normal                                                                                   1,381,898             4,894,355
---------------------------------------------                                     --------------------------------------------
          With senior "A" guarantees and counter-guarantees                                         161                13,384
          With senior "B" guarantees and counter-guarantees                                     786,074             2,470,413
          Without senior guarantees or counter-guarantees                                       595,663             2,410,558

---------------------------------------------
     Inadequate compliance                                                                       96,549               223,722
---------------------------------------------                                     --------------------------------------------
          With senior "A" guarantees and counter-guarantees                                           3                   309
          With senior "B" guarantees and counter-guarantees                                      75,034               101,358
          Without senior guarantees or counter-guarantees                                        21,512               122,055

---------------------------------------------
     Deficient compliance                                                                        38,344                64,676
---------------------------------------------                                     --------------------------------------------
          With senior "A" guarantees and counter-guarantees                                ---                             26
          With senior "B" guarantees and counter-guarantees                                       8,232                10,814
          Without senior guarantees or counter-guarantees                                        30,112                53,836

---------------------------------------------
     Difficult to recover                                                                        39,713                64,104
---------------------------------------------                                     --------------------------------------------
          With senior "A" guarantees and counter-guarantees                                          49                    17
          With senior "B" guarantees and counter-guarantees                                      35,039                37,481
          Without senior guarantees or counter-guarantees                                         4,625                26,606

---------------------------------------------
     Irrecoverable                                                                               18,855                 5,735
---------------------------------------------                                     --------------------------------------------
          With senior "A" guarantees and counter-guarantees                                          52                     7
          With senior "B" guarantees and counter-guarantees                                      15,051                 3,478
          Without senior guarantees or counter-guarantees                                         3,752                 2,250

---------------------------------------------
     Irrecoverable under BCRA standards                                                    ---                   ---
---------------------------------------------                                     --------------------------------------------
          With senior "A" guarantees and counter-guarantees                                ---                   ---
          With senior "B" guarantees and counter-guarantees                                ---                   ---
          Without senior guarantees or counter-guarantees                                  ---                   ---

                                                                                  --------------------------------------------
                     TOTAL CONSUMER AND HOME PURCHASE LOANS                                   1,575,359             5,252,592
                                                                                  --------------------------------------------

                                                                                  --------------------------------------------
                                 GRAND TOTAL (1)                                              8,601,021            16,921,510
                                                                                  --------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

(1) The following is included: Loans (before allowances), Other receivables from financial transactions - Unlisted corporate bonds, Other included in debtor rating standards and Accrued interest receivable included in debtor rating standards, Assets covered by financing leases (before allowances), Memorandum accounts - Credit balances - Contingencies - Agreed-upon credits (unused balances) included in debtor rating standards, Other guarantees included in debtor rating standards and Other included in debtor rating standards.



     ENRIQUE CRISTOFANI                    NORBERTO RODRIGUEZ                     Signed for identification purposes
Chairman and General Manager      Controller and Administration Manager            with our report dated 02-20-2003
                                                                                        DELOITTE & Co. S.R.L.
                                                                                     (Commercial Society Record
                                                                                   C.P.C.E.C.A.B.A. - Vol 1, Fo 3)



                                         ARNALDO L. GOMEZ YICHE                               ALBERTO BANDE
                                            Chief Accountant                                     Partner
                                                                                   Certified Public Accountant U.B.A.
                                                                                  C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                                                                 and for the Statutory Audit Committee

                       STATUTORY AUDIT COMMITTEE'S REPORT



To the Shareholders of
BANCO RIO DE LA PLATA S.A.


To whom it may concern:

1. In accordance with article No 294 point 5 of Law No 19.550, we have audited the inventory and the balance sheet of BANCO RIO DE LA PLATA S.A. (a bank organized under Argentine Legislation) as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the fiscal year then ended, with their notes 1 to 19 and exhibits "A" through "N". The above-mentioned documents are the responsibility of the Bank's Management in the exercise of their exclusive duties. Our responsibility is restricted to issuing a report on the above-mentioned documents, based on our work mentioned in the following paragraph.

2. Our work was performed in accordance with the generally accepted trusteeship standards. Such standards require that the review of the documents detailed in paragraph 1 is performed in accordance with the generally accepted auditing standards in the Argentine Republic, including auditing procedures considered necessary, under the circumstances, which include those established by the Central Bank of the Argentine Republic (B.C.R.A.), and is confined to verifying the consistency of the reviewed documents with information on corporate decisions laid down in the minutes, and the compliance of such decisions with the law and the Bank's bylaws, in all formal and documentary aspects.

     So as to perform our professional task on the documents detailed in paragraph 1, we have reviewed the work performed by the external auditor DELOITTE & Co. S.R.L. who issued its report on February 20, 2003 in accordance with generally accepted auditing standards in the Argentine Republic.

     As it is not a Statutory Audit Committee's responsibility to perform any management control, we have not assessed either business judgment or decisions on issues of administration regarding the different areas of the Bank, as such issues fall within the exclusive responsibility of the Bank's Management. Accordingly, our review was confined to assess the fairness of the significant information kept in the documents reviewed and its consistency with information on corporate decisions laid down in the minutes, and compliance of such decisions with the law and the Bank's bylaws.

3. As explained in detail in note 1.1 to the accompanying financial statements, as from the last quarter of the year 2001, the Argentine Republic has found itself immersed in a delicate economic context which led the Federal Government to take a series of measures, which mainly consisted in: a) the announcement of the default in paying the public debt, b) the devaluation of the

     Argentine peso, c) the mandatory conversion of certain assets and liabilities denominated in foreign currency into pesos, and d) the restriction on withdrawal of funds deposited in the financial entities. In addition, the economic crisis produced a significant increase in domestic prices, a significant deposit decrease in the financial entities and worsening in debtors' payment capacity. All these measures, added to the effects derived from the economic crisis, have significantly affected the financial system as a whole and, accordingly, the Bank and its subsidiaries have been affected too.

     As the date of issuance of this report, the Federal Government is currently analyzing the additional measures tending to lessen the crisis effects and solve the economy and financial system structural problems. As explained in note 1.2 to the accompanying financial statements, the Bank`s Management has, under accounting terms, recognized the impacts generated by these issues on the Bank`s equity and financial situation as of December 31, 2002, in accordance with the standards established by the B.C.R.A. and with its best estimates in those cases not specifically regulated as the date of issuance of this report by such oversight agency. As for the explained above, it is not possible to foresee the future evolution of the existing uncertainties to date and its potential effect on the Bank. The real future results could significantly differ from the estimates considered by the Management in the preparation of the accompanying financial statements, especially those referred to:

     a) the recoverability of the book values of government securities held and the credit assistance granted to the Non-Financial Public Sector, detailed in note 4 to the accompanying financial statements.

     b) the determination of the final compensation amount established by articles 28 and 29 of the Federal Executive Decree No 905/02 mentioned in note 1.2.a) to the accompanying financial statements, which is subject to the review by the B.C.R.A. and pending definite settlement, and on which other professionals issued the respective special report dated December 20, 2002.

     c) the determination and final receivable recoverability recorded under "Other Receivables - Miscellaneous" and mentioned in note 1.2.c) to the accompanying financial statements, related to the difference which arises from the comparison of the accrued adjustments as of December 31, 2002 on certain loans, considering the Coeficiente de Variacion del Salario (CVS - Salary Variation Coefficient) and the Coeficiente de Estabilizacion de Referencia (Benchmark Stabilization Coefficient).

     d) the determination and final receivable recoverability recorded under "Other receivables - Miscellaneous" and mentioned in note 1.2.e) to the accompanying financial statements, related to the difference between the amounts paid following court orders issued under constitutional protection actions concerning deposits made in US dollars, whether actually paid out in US dollars or in a equivalent amount of Argentine pesos at the freely floating exchange rate, and the rescheduled balance of the respective deposits (switched at the exchange rate of US$ 1 = ARS 1.4, and adjusted by the Coeficiente de Estabilizacion de Referencia (CER - Benchmark Stabilization Coefficient -)).

     e) the B.C.R.A.'s approval concerning the required facilities before such oversight agency, with regard to the minimum cash technical relation, in accordance with what has been mentioned in note 1.2.f) to the accompanying financial statements.

     Therefore, the accompanying financial statements as of December 31, 2002 do not include any adjustment which could result in these uncertainties, and must be read taking into account the issues previously mentioned. The related effects shall have to be accounted, if existing, in the financial statements only when known and quantifiable.

     4. As explained in note 6 to the accompanying financial statements, as of December 31, 2002, the Bank valued a portion of its portfolio of government securities, guaranteed loans to the Non-Financial Public Sector and the compensation established by articles 28 and 29 of the Federal Executive Decree No 905/02, applying criteria that are in conformity with B.C.R.A. standards, but depart from generally accepted professional accounting standards in force in the Ciudad Autonoma de Buenos Aires, Argentine Republic. The effects of applying such criteria on stockholders` equity as of December 31, 2002 and net income(loss) for the fiscal year then ended are disclosed in the above-mentioned note.

     5. Owing to the highly significant effect that on the financial statements mentioned in paragraph 1 the uncertainties detailed in paragraph 3 have as the date of issuance of this report, we are not in a position to express and, accordingly, we do not express an opinion on the financial statements of BANCO RIO DE LA PLATA S.A. as of December 31, 2002, considered as a whole.

     6.   In compliance with effective legal rules, please note that:

          a) The inventory has been entered into the inventories and financial statements books.

          b) As we have been informed, the Management's Bank's annual report is under a preparation process, reason for which, this Committee shall issue, in due time, the respective report required by article No 294, point 5 of Law No 19.550.

          c) In accordance with the requirements by the General Resolution N[degree] 340 of the C.N.V. (National Securities Commission) regarding the independence of the external auditors as well as the quality of their applied auditing policies as well as those of the Bank's accounting procedures, the external auditor's report previously described states that the current auditing standards, which include the independence requirements, have been applied, and has no exceptions regarding the application of such rules and generally accepted professional standards in Argentina, taking into account what has been explained in paragraph 4.

          d) In the exercise of law control for which we are responsible, during the fiscal year as from May 29, 2002, we have applied the procedures described in article No 294 of Law No 19.550, which we considered necessary in accordance with circumstances and, thus, we have no remarks to make in this respect.


Ciudad de Buenos Aires, February 20, 2003.

       For the Statutory Audit Committee


                 ALBERTO BANDE
               Statutory Auditor
       Certified Public Accountant U.B.A.
       C.P.C.E.C.A.B.A. Vol. 43 - Fo. 114